NET 1 UEPS Technologies, Inc.



ANNUAL REPORT 2009

SMART SWIFT SECURE OFFLINE PAYMENT SOLUTIONS

Net 1 UEPS Technologies, Inc.

Moving Forward with Innovative & Affordable Payment Solutions

"To provide a secure, universal and affordable
transacting system for all,
utilising existing infrastructures,
that will enable the majority of people unqualified
access to previously inaccessible goods and services,
resulting in the upliftment of their lifestyles,
whilst opening up new, low risk and profitable markets
for the suppliers concerned."



www.net1.com

Net 1 UEPS Technologies, Inc. Chairman's Letter for 2009 Annual Report

Dear Fellow Shareholders:

2009 was a critical year in the long term development of our company. While the global recession brought its own challenges, we continued to execute on our strategy by solidifying our position in our existing markets and laying the groundwork to pursue future opportunities.

Our mission has always been, and will continue to remain the provision of a secure and affordable electronic transaction platform and financial services for the world's unbanked and under-banked populations. With the formal financial services industry driving what has been one of the most difficult global economic environments in the post world war era, our technology, solutions and services have never been more applicable or relevant.

Key accomplishments for the company in fiscal year 2009 include the acquisition of BGS Smart Card Solutions, which gives us a strong presence in Russia and a number of the Commonwealth of Independent States; an internal restructuring of the company into eight business units, each capable of pursuing multiple opportunities in parallel; the signing of a new one-year contract with SASSA to simplify our pricing structure and eliminate the need for us to prefund social welfare grants; securing our first large wage payment customer in South Africa; and passing key milestones in the implementation of international projects such as Iraq and Ghana.

In addition, we spent $41 million to buy back 3.6 million shares in the open market during fiscal 2009. Subsequent to our year end, we repurchased a further 9.2 million shares, or 16.7% of our outstanding stock from Brait SA and its investment affiliates for $125 million.

Financial Overview and Key Metrics. Our financial and operating performance in fiscal year 2009 was in-line with the expectations we laid out at the beginning of the year. While our US Dollar based results were adversely impacted by a 22% year-over-year depreciation in the South African Rand, in constant currency we grew revenue and Fundamental EPS by 19% and 16% respectively. Consolidated operating margins excluding amortization of intangibles, stock based compensation and one-time items, declined to 45% in fiscal 2009 from 47% year ago primarily due to the increased contribution from our lower margin hardware and software segment during the year.

Our Group's operating performance continues to be fueled by growth in our transaction based activities. Migration of cardholders to an electronic processing environment remains on track, with our rural merchant acquiring network processing $1.2 billion worth of transactions in fiscal 2009, up 34% in constant currency. Similarly our EasyPay processing platform, while impacted by a decline in retail spending, benefited from an increase in value added services, growing processing volume to $32 billion, an increase of 12% in constant currency. Our business remains very cash generative, we generated $102 million in free cash flow during the year and ended fiscal year 2009 with $221 million in cash and no debt.

Corporate Development Activities. During fiscal 2009 we acquired two companies: first, 80.1% of BGS Smart Card Solutions in Austria for EUR 70 million, a smart card technology company with an extensive footprint in Russia and a number of the CIS Republics. Second, we acquired RMT Technologies in South Africa for $1.4 million to enhance our EasyPay value added service offering.

During the year, we also re-negotiated our social welfare contract with the South African Social Security Agency through March 31, 2010. The two primary adjustments to our contract are the elimination of our prefunding requirements and the implementation of a standardized pricing structure. Additionally, we secured our first large-wage payment customer in South Africa, rolled out value-added services on our EasyPay network, delivered on our existing international projects, maintained active negotiations on our future international pipeline, launched our new VCC product, divested our traditional microlending business and obtained a 22% interest in Finbond Group Limited.

New Products. We filed three new patents globally during fiscal 2009 as we continue to focus on and invest in innovation. Our VCC, or Virtual Credit Card, a technology intended to eliminate fraud in card-not-present transactions, performed its first live demonstrations in Canada during April 2009, and we are now actively seeking to commercialize this product. Similarly, our mobile UEPS technology will soon be rolled out in Ghana.

Management and Governance. As part of our strategy to accelerate growth in the years to come, we restructured our company into eight independent business units capable of identifying, pursuing and operating new business development opportunities. We also remain committed to expanding our management team, this year adding several seasoned industry veterans via our acquisition of BGS, as well as a new investor relations executive. Our Board of Directors continues to provide invaluable support to the success of the Company.

Looking Ahead. As the public and private sector around the world seek to increase the penetration of formal financial services and electronic payments to the vast unbanked population, Net1 is well positioned to benefit from these trends. Demand for our online/offline traditional payment systems as well as mobile payment technologies provides the Company with strong momentum, in turn driving sustained revenue and earnings growth. Concurrently, our focus on better leveraging our existing infrastructure, integrating our acquisitions and continued migration to an electronic payment model should drive further efficiencies and margin improvements.

I would like to conclude by thanking our employees for their dedication and tireless pursuit of serving our new and existing customers, our communities, and for striving to push Net1 to a position of leadership within our industries.

Sincerely,

Dr. Serge Belamant
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2009

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: **000-31203**

NET 1 UEPS TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Florida	**98-0171860**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa
(Address of principal executive offices)

Registrant's telephone number, including area code: **27-11-343-2000**

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	**NASDAQ Global Select Market**

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes [ ] No [X]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes [ ] No [X]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filings requirements for the past 90 days. **Yes [X] No [ ]**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes [ ] No [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[ ]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

[X]	Large accelerated filer	[ ]	Accelerated filer
[ ]	Non-accelerated filer (Do not check if a smaller reporting company)	[ ]	Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes [ ] No [X]**

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of December 31, 2008 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of the common stock as reported by The Nasdaq Global Select Market on such date, was $508,875,663. This calculation does not reflect a determination that persons are affiliates for any other purposes.

As of August 27, 2009, 45,284,961 shares of the registrant's common stock, par value $0.001 per share were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement to be delivered to shareholders in connection with the 2009 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

NET 1 UEPS TECHNOLOGIES, INC.

INDEX TO ANNUAL REPORT ON FORM 10-K
Year Ended June 30, 2009

PART I

FORWARD LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in Item 1A. "Risk Factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this Annual Report. We undertake no obligation to release publicly any revisions to the forward-looking statements after the date of this Annual Report. You should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by us in our 2010 fiscal year, which runs from July 1, 2009 to June 30, 2010.

ITEM 1. BUSINESS

Overview

We provide a smart-card based alternative payment system for the unbanked and underbanked populations of developing economies. Our market leading system enables the estimated four billion people who generally have limited or no access to a bank account to enter affordably into electronic transactions with each other, government agencies, employers, merchants and other financial service providers. Our universal electronic payment system, or UEPS, uses secure smart cards that operate in real-time but offline, unlike traditional payment systems offered by major banking institutions that require immediate access through a communications network to a centralized computer. This offline capability means that users of our system can enter into transactions at any time with other card holders in even the most remote areas so long as a smart card reader, which is often portable and battery powered, is available. Our off-line systems also offer the highest level of availability and affordability by removing any elements that are costly and are prone to outages. In addition to effecting purchases, cash-backs and any form of payment, our system can be used for banking, health care management, international money transfers, voting and identification.

We also develop and provide secure transaction solutions and services for first world markets. Our core competencies around secure online transaction processing, switching, cryptography and integrated circuit card technologies provide us with the building blocks to develop secure end-to-end payment solutions for a wide range of electronic commerce and financial transactions through which we generate fees.

Our technology is widely used in South Africa today, where we distribute pension and welfare payments to over 3.5 million recipients in five of South Africa's nine provinces, process nearly 65% of retail payment transactions through our EasyPay system and provide mobile telephone top-up transactions for two of South Africa's three mobile carriers. During the past several years, we have expanded our business to a number of markets outside South Africa, including other countries on the African continent, Russia and other members of the Commonwealth of Independent States, or CIS, the Middle East, Asia and Latin America. Most significantly, on August 27, 2008, we acquired 80.1% of BGS Smartcard Systems AG, or BGS, an Austrian private company that provides smart card-based payment systems to banks, enterprises and government authorities in Russia, Ukraine, Uzbekistan, India and Oman.

We generate revenue primarily by charging transaction fees to government agencies, employers, merchants and other financial services providers and by selling hardware, software and related technology. During the fiscal years 2009 and 2008, we had revenue of $246.8 million and $254.1 million, respectively and operating income of $93.4 million and $110.4 million, respectively.

All references to "Net1," "the Company," "we," "us," or "our" are references to Net 1 UEPS Technologies, Inc. and its consolidated subsidiaries, collectively, except as otherwise indicated or where the context indicates otherwise.

Market Opportunity

According to the United States Census Bureau, the world's population currently exceeds 6.8 billion people. Yet of this total, it has been reported that over four billion people earn less than the purchasing parity equivalent of two dollars per day. In general, these people either have no bank account or very limited access to banking services. This situation arises when banking fees are too high relative to an individual's income, a bank account provides little or no meaningful benefit or there is insufficient infrastructure to provide banking services economically in the individual's geographic location. We refer to these people as the unbanked and the under-banked. These individuals generally receive wages, welfare benefits, money transfers or loans in the form of cash and conduct commercial transactions, including buying food and clothing, in cash.

The use of cash, however, presents significant problems. In the case of recipients, they generally have no secure way of protecting their cash other than by converting it immediately into goods, carrying it with them or hiding it. In cases where an individual has access to a bank account, the typical deposit, withdrawal and account fees meaningfully reduce the money available to meet basic needs. For government agencies and employers, using cash to pay welfare benefits or wages results in significant expense due to the logistics of obtaining that cash, moving it to distribution points and protecting it from theft.

The use of cash or lack of access to a bank account can dramatically increase the cost to, and in some cases completely prevent, individuals from engaging in basic financial transactions. These basic transactions include the routine payment of insurance premiums, the transfer of money to relatives and the use of credit. Without a bank account, it is also difficult for an individual to obtain a loan on attractive terms since that individual lacks a credit history and usually cannot present a reliable means of repayment to the lender.

For governments, assistance programs face significant challenges when dependent on the use of cash. In addition to the costs and difficulties of using cash, corruption becomes an even more challenging problem since there is no clear audit trail. In fact, the absence of an electronic system for the distribution of goods, including foodstuff or medicine, or welfare benefits presents a significant obstacle to ensuring the fair and reliable implementation of government policy or deployment of foreign aid.

Traditional payment systems offered today by the major banking institutions do not address the key requirements of the unbanked and the under-banked populations. In addition to the high cost of maintaining a bank account relative to a customer's income level, customers must generally have basic literacy, administrative and record-keeping abilities and a minimum income level. Additionally, banks operate through online transaction settlement systems, which are often unavailable or costly to implement in undeveloped areas. Finally, having a bank account does not eliminate the need for significant quantities of cash in many instances because customers must withdraw large sums at one time to avoid incremental transaction fees.

Our Solution

We believe that we are the first company to enable the affordable delivery of financial products and services to the world's unbanked and under-banked people. Our approach takes full advantage of moving processing away from a centralized point to the computer chip embedded on a smart card. A smart card reader, or POS device, is used to enable communication between smart cards in real-time during a transaction and indirectly with our mainframe computer at a later time. This architecture has significant implications in terms of the products and services that we can deliver compared to those offered by banking institutions or other card providers.

First, our system enables offline transactions, which is essential in serving the unbanked and under-banked. Second, while offline, the smart card can engage in sophisticated transaction processing, using data encryption and biometric fingerprint protection to ensure security. In fact, our smart cards can calculate the interest owed to the card holder for having funds recorded onto our system without ever coming online. Third, with all of the software and transaction records on the smart card, the POS device itself requires far fewer components, circuitry and memory, substantially reducing costs. Fourth, each transaction is recorded on both participating smart cards, copied in subsequent transactions to additional smart cards, and ultimately reported to our mainframe computer. This creates a full audit trail that significantly reduces the potential for corruption, theft and fraud. Lastly, instead of having to build the overall system to handle peak loads, our system further reduces costs by smoothing the transaction flow over time.

We believe that our solution delivers benefits to each of the users of our system, including:

Individuals. There is no minimum income requirement for individuals to use our smart card, making our solution universally accessible. It is also inexpensive since the overall cost of the system is much less than widely available solutions, including cash, bank accounts and bank cards that require online access. Our solution additionally has the advantage of working everywhere, including remote areas where many unbanked and under-banked people live. Even more importantly, our solution is secure and smart cards are replaceable. This means that individuals do not have to fear that their money will be stolen or that they will be charged for fraudulent transactions as all transactions are verified biometrically through fingerprints. Since the smart card performs all of the required computing processing and contains all of the different service features, the smart card can be tailored to meet the needs of the individual. Card holders can also receive interest on their card balances, a benefit not available to them when transacting solely in cash. We believe our solution has the potential to enhance significantly the living standards of the unbanked and under-banked by reducing transaction costs and providing them with new and additional financial products and services.

Merchants and Financial Service Providers. Merchants derive several different benefits from our system. Our system decreases the amount of cash they must hold, improving security and reducing expenses, such as cash deposit fees and cash losses. By providing financial services through our POS devices, merchants also benefit from new income streams at no additional incremental cost. In addition, our system provides a record of transactions that is useful for administrative purposes. For formal financial service providers, the use of smart cards provides opportunities to directly sell products and services to a market that was previously difficult to reach. For instance, insurance companies can offer their products with the premium deducted directly from the individual's smart card. In the case of lending, administrative costs are decreased along with the expense of holding cash. Again, the collection of payments can occur directly from the smart card, reducing credit risk and helping to establish credit history.

Employers. Our system enables employers to eliminate cash from the wage payment process. This reduces expenses by avoiding cash handling and management, the need to insure, secure and transport that cash and the bank transaction fees associated with obtaining cash in the first place. The process of paying employees using cash is also time consuming, taking up to half a day per pay period in some instances. The use of our system eliminates this process and thereby increases productivity. In addition, because cash payments are distributed in packets to employees, disputes can arise as to the amount of cash in the packet. Our system also eliminates this problem since the amount reflected on the card holders' accounts are recorded on the back-end system and then distributed on the smart cards. Finally, employers frequently provide additional services to their employees out of necessity, particularly loans. Our system enables other service providers to deliver these products.

Government Agencies. A fundamental policy goal for almost any government is to enhance the welfare of the poorest citizens in the country. Yet the use of cash is a poor method for delivering social welfare grants since it is difficult to track, and the recipients endure a range of expenses and dangers that reduce their options. By using our system, government agencies enjoy reduced costs in the delivery of benefits to recipients by eliminating the use of cash while increasing the options available to the recipient. This use of our system intrinsically increases the welfare that government agencies can provide from the same amount of taxes collected. Our system also has the potential to increase the amount of taxes collected by bringing informal businesses into the formal economy. The presence of a full audit trail also means that government agencies can combat corruption. Moreover, the use of smart cards for the delivery of additional services, including insurance products, means that regulatory bodies can expand their oversight of transactions for individuals who are frequently least able to protect themselves. In regard to medical benefits, our system provides comprehensive inventory management and has the potential to improve the treatment of patients significantly.

The UEPS Technology

We developed our core UEPS technology (incorporating DUET as developed by BGS) to enable the affordable delivery of financial products and services to the world's unbanked and under-banked people. Our proprietary technology is designed to provide the secure delivery of these products and services in the most under-developed or rural environments, even in those that have little or no communications infrastructure. Unlike a traditional credit or debit card where the operation of the account occurs on a centralized computer, each of our smart cards effectively operates as an individual bank account for all types of transactions. All transactions that take place through our system occur between two smart cards at the point of service, or POS, as all of the relevant information necessary to perform and record transactions reside on the smart cards.

The transfer of money or other information can take place without any communication with a centralized computer since all validation, creation of audit records, encryption, decryption and authorization take place on, or are generated between, the smart cards themselves. Importantly, the cards are protected through the use of biometric fingerprint identification, which is designed to ensure the security of funds and card holder information. Transactions are generally settled by merchants and other commercial participants in the system by sending transaction data to a mainframe computer on a batch basis. Settlements can be performed online or offline. The mainframe computer provides a central database of transactions, creating a complete audit trail that enables us to replace lost smart cards while preserving the notional account balance, and to identify fraud.

System Components

Our platform consists of three fundamental components: (1) our FTS patent, (2) our UEPS, including DUET, and (3) our security protocol.

FTS Patent. The FTS patent describes a method by which funds can be transferred from one smart card to another in a secure and offline manner. The term "offline" refers to transactions that are effected without the need to contact or communicate with the issuer when the transactions occur, as the smart cards themselves perform the authorizations required. The FTS patent also describes how smart cards can be loaded or re-loaded with funds and how these can be redeemed for value in either banking or non-banking environments.

UEPS / DUET. Our UEPS is a suite of software programs that make use of the FTS methodology to deliver an integrated information, payment, switching and settlement environment that underpins our transaction processing system. Our software principally runs on three devices: the smart card, the POS device and the back-end system mainframe. When we sell a complete system to a customer or license our technology, we provide all of the software required to operate the UEPS, including the smart card functionality, the POS devices that allow our smart cards to transact with each other in an offline manner and our back-end system that primarily stores an audit trail of all transactions effected.

The primary strengths of the UEPS are its affordability, security and flexibility. The system is affordable because the computer chips on the smart cards contain all the software necessary to process UEPS transactions, thereby allowing the POS devices required to conduct these transactions to contain far fewer components and less circuitry than traditional POS devices. There is also a reduced need for processing power and on-board memory given that online communication is not necessary. This eliminates the need for an internal or external modem and its associated hardware, maintenance and call costs. As a result, the UEPS terminals are relatively inexpensive and do not require specialized technical expertise for installation. The UEPS also reduces or eliminates the need for national infrastructures, including electricity, telephone or data transmission. The UEPS is secure because the funds in each smart card are protected from illegal access through biometric fingerprint technology. In addition, every transaction is verified by the two smart cards involved in the transaction using state-of-the-art cryptographic systems in conjunction with protocols and techniques that we have developed. Finally, our UEPS is flexible because transactions are completed offline, eliminating virtually all restrictions where verified transactions can occur.

Security Protocol. Our security protocol was designed to prevent opportunistic fraud and enforce the correct transaction flow. The symmetric triple data encryption standard, or DES, is used extensively in association with a native random number generator that ensures that all transactions are performed by using a random session key pair. The DES encryption algorithm can be easily modified to use alternative symmetric or asymmetric encryption algorithms such as the Rivest, Shamir and Adleman or elliptic curves. Each message exchanged during a transaction names both transacting parties, includes unique information to guarantee freshness and depends explicitly on all the messages that occur before it.

Our Payment System Platform

The following diagram depicts how our UEPS platform is constructed.

UEPS / DUET PLATFORM

Fully-functional and integrated payment and settlement system, capable of operating all UEPS and DUET products and systems.

⇧

COMPLETE SYSTEMS

Combination of products meeting a client's particular requirements.

⇧

STAND-ALONE PRODUCTS

Financial transaction applications (S2S products).

⇧

FUNCTIONALITY

Combination of Hardware and Operating Systems on smart cards enable the creation of UEPS applications which can be customized for the particular needs of a client.

⇧

OPERATING SYSTEMS	
Third-party software.	UEPS / DUET software programmed by us.

⇧

SMART CARDS / SIM CARDS
(Hardware)

Cards sourced from third-party vendors.

⇧

HARDWARE

POS devices, ATMs, mobile phones, back-end computer systems sourced from third-party vendors.

The UEPS we sell to clients is a platform with the potential to provide all of the products we develop which, when grouped together, form complete systems serving the specific needs of various business segments. Depending on the requirements of a particular customer, we assist the customer in the setup of its application which is tailored to provide only the products and services initially required, although the UEPS can later be updated to provide additional products. We outsource the manufacturing of the hardware components of our system, including smart cards, POS devices, automated teller machines, or ATMs, PCs and back-end mainframes. However, we have developed all of our application software modules so that they will run on different hardware platforms which allow us to be hardware-independent and to provide our customers with the latest and most economical hardware solutions.

Scalability. Our UEPS can be implemented in different environments, from small closed systems to national implementations. In closed-system environments, the UEPS front-end equipment is personal computer-based and can therefore be implemented at relatively low cost. In these instances, we provide the back-end system on a transaction fee basis, thus limiting the overall set up cost. This approach can also be used whenever larger implementations are required but where the customer prefers to focus on marketing and selling its products rather than initially concentrating on operating the back-end system. The cost to entry can thus be greatly reduced as the operations can first become profitable before expending large amounts of capital. On the other hand, large governmental institutions, financial institutions or medical insurers typically prefer to maintain control over the entire payment system and therefore invest in a full system implementation. The time to launch these projects tends to be longer due to the time that is required to train the end-user to operate the system.

Once a UEPS is installed on behalf of a customer, we believe that we are well-positioned to benefit from the scalability of the system as minimal changes are required to be made to the application base for the system to manage significantly greater numbers of users. We can therefore provide additional smart cards while leveraging the existing cost base in a market. In addition, we have a dedicated team of technicians and developers and an infrastructure capable of supporting a significant volume of customers and their transactions. As a result, we expect to benefit from economies of scale that pertain to increases in the number of products and services using the infrastructures we sell and/or implement.

Our Business Strengths

We believe our business strengths include:

Technology Leadership. We believe that we are the leader in developing, implementing and operating affordable, flexible and secure electronic payment systems for the unbanked and under-banked that work offline. Of equal importance, our smart cards are secured through biometric fingerprint authentication and have a broad range of additional functionality through the use of "wallets" that can be turned on as needed or as services become available. We can deliver these services to the unbanked population at a fraction of the cost of traditional systems. Our ability to implement an HIV/AIDS system on the same smart card as financial services demonstrates the flexibility of our approach. In addition, we have validated the security of our smart cards along with our overall system, forming the foundation for a trusted solution. Independent third parties have reviewed and published our security protocols and we have refined our system in a way to provide system integrity over the life of the smart cards. From our inception in 1989 to date, we have not suffered any security breaches or losses of transactions or funds on our system. In addition, we have well-established core cryptography, software, hardware, embedded chip, wireless and payment expertise.

Proven Solution. Our system is proven and is widely used by millions of cardholders in many countries.

Versatile Application. Once an individual begins using our smart card, we become a logical provider of a broad range of additional products and services. For instance, a card holder using our system for the administration of medical treatment can also use the same smart card for receiving welfare payments or wages as well as making purchases. Because use of each smart card is secured biometrically, the smart card can also be used for identification and voting. The additional uses mean that once we have enrolled and delivered a smart card to an individual, our revenue potential increases significantly beyond the initial service for which that individual has signed up.

Broad Appeal that Drives Opportunities. Because our system provides economic benefits to all participants, we believe there are strong incentives for government agencies and employers to adopt our system in many developing countries. Our solution is also appealing because a single deployment enables the delivery of a broad array of new services to those who are potentially most in need of them, often at a lower cost than alternative distribution methods.

Increasing Returns to Scale. The initial establishment of our system in a province or country requires upfront expenditures for computers, distribution infrastructure and card holder registration. Once in place, though, the cost to us of supplying additional products to users is low. For instance, if a customer receives welfare payments on one of our smart cards and then chooses to purchase insurance through our system, there is almost no additional expense for us to deduct the insurance premium regularly. As a result, the operating margin for that customer increases significantly, offset only by any marketing or administrative costs associated with that product.

Our Strategy

We intend to provide the leading system for the world's estimated four billion unbanked and under-banked people to engage in electronic transactions globally, as well as to provide our new secure payment technologies in developed countries where e-commerce is already well-established. To achieve these goals, we are pursuing the following strategies:

Using our "first wave/second wave" approach to expand into new markets—We use what we refer to as a "first wave/second wave" approach to market expansion. In the "first wave," we seek to identify an application for which there is a demonstrated and immediate need in a particular territory and then sell and implement our technology to fulfill this initial need. As a result, we achieve the deployment of a UEPS-enabled infrastructure as well as the registration of a critical mass of cardholders. During this phase, we generate revenues from the sale of our software and hardware devices, as well as ongoing revenues from transaction fees, maintenance services and the use of our biometric verification engine. Once the infrastructure has been deployed and we achieve a critical mass of customers, we focus on the "second wave," which allows us to use this infrastructure to provide users, at a low incremental cost to us, with a wide array of financial products and services for which we can charge fees based on the value of the transactions performed.

Realigning management responsibilities and internal systems on a geographic basis to maximize our ability to target more markets simultaneously—The new UEPS systems that we have launched outside South Africa have received a high level of attention from governments and central banks, among others, and we are continually being presented with opportunities to discuss the implementation of new systems in countries around the world. In addition, as a result of our August 2008 acquisition of BGS, we now provide smart card-based payment systems in Russia and other members of the CIS, as well as several other countries. We believe that we can accelerate our expansion into new markets while making the most efficient use of our senior management, marketing and information technology personnel by creating separate "clusters" and within those clusters, business units, each of which is devoted to a particular geographic area and/or specific technologies, products and services, and we have recently completed the process of defining and creating those groups.

Leveraging our new payment technologies to gain access to developed economies—While our business has traditionally focused on marketing products and services to the world's unbanked and under-banked population, we have developed new proprietary technology, such as our Virtual Card application for mobile telephones that is designed to eliminate fraud associated with "card not present" credit card transactions, which are those effected by telephone or over the internet. We plan to introduce this technology in the United States, Western Europe and other developed economies.

Our Business in South Africa

In South Africa, we are the leading distributor of social welfare payments to the country's large, unbanked and under-banked population and the largest third-party processor of retail merchant transactions. We believe that our large cardholder base, proprietary technology and payment infrastructure, together with our strong government and business relationships, position us at the epicenter of commerce in the country.

We believe that we are well positioned to continue to gain market share and build upon the critical mass that we have developed in South Africa and have identified the following opportunities to continue to drive growth in our South African business:

Government focus on expansion of social benefits—As a result of the South African government's announced intention to increase the size and scope of social welfare grants, we believe that we are well-positioned to expand our current market share as well as to diversify the types of payment services that we provide to beneficiaries. We have recently entered into a new one-year contract with the South African Social Security Agency, or SASSA, to distribute pension and social welfare grants pending the decision by government to issue a new national tender. We believe that there is a compelling argument for SASSA and other government agencies to favor our innovative, secure, efficient and low cost payment solution over other providers which provide a standard system which does not address the real needs of a social program.

Increasing adoption of existing services—Our technology supports a variety of other products and smart card to smart card, or S2S, services that expand the use of our technology and provide us with new sources of transaction-based revenues. During the last several years, we have introduced these new products and services in South Africa for existing and newly-enrolled cardholders. We have installed our POS terminals in thousands of mostly rural merchant locations throughout the country which allows beneficiaries to receive their grants at these locations and transact business with the retailers using our smart card. During fiscal 2009, we processed 18.2 million transactions with a total value of ZAR10.6 billion at these merchant locations. These retailers can in turn use their smart cards to transact with wholesalers and financial services providers. In addition, we have recently begun implementing our wage payment solution which provides for secure payroll distribution through our smart card.

Introduction of new services–We are also poised to benefit from the introduction and adoption of new services across our various platforms, which we believe will generate significant incremental transaction fee revenue from current and new users at a relatively low cost to us. Some of these services include:

Acceptance of UEPS cards in traditional POS terminals—We are currently enabling our cards to be compliant with international EMV standards, which will allow our cardholder base to purchase goods and services at merchant POS locations that currently accept MasterCard-branded cards. This additional functionality will allow us to expand significantly the number of terminals that use our smart card, capturing fees from new transactions and positioning our cards to be used by a larger share of the banked population.

Merchant processing through EasyPay—Through our EasyPay service we own the largest independent financial switch and merchant processor in South Africa for credit and debit card transactions. EasyPay processed 580.7 million transactions with a total value of ZAR 131.2 billion during fiscal 2009. Our technology also allows us to provide a variety of additional, value-added payment services, such as bill payment, prepaid mobile top-up, prepaid utility services and gift cards, that we can sell into our existing card holder base as well as to new customers. We have integrated our propriety UEPS software with these services to create a larger, seamless, value-added payments eco-system.

The African Continent and Iraq

During the last three years, we have embarked on an international expansion program to provide a UEPS-based solution in developing economies outside South Africa where we see significant growth opportunities, typically in those countries that have a significant unbanked or under-banked population. Consistent with our "first wave/second wave" approach, in each market, we seek to identify one or more specific applications for our technology and then determine how best to create a card holder base to whom we can then provide, at a low incremental cost to us, additional products and services for which we can charge transaction fees. We are currently targeting services such as payment schemes for welfare distribution, healthcare services, banking services, transportation services, bill payments, mobile communication services, payroll, remittances and e-commerce.

We are in varying stages of implementing this expansion and employ a variety of business models, depending on the market, including by providing outsourced transaction processing services, licensing our UEPS system or creating joint ventures with local partners and service providers.

Some examples of our current and future expansion activities across the African continent include:

Ghana—We were awarded a contract by the Central Bank of Ghana to create the Ghanaian National Switch and Smart Card Payment System, which was officially launched in April 2008. All Ghanaian banks are required to participate in the system and issue our smart cards to their customers. The system creates interoperability between ATMs, POS and teller terminals owned by the individual banks.

Iraq—We have implemented a customized UEPS banking and payment system that enables offline and online retail payment transactions in Iraq. This system provides interoperability between ATMs, POS devices and bank branches and facilitates the distribution of cash disbursements in Iraq (including the payment of social grants to war victims, employee salary/wage payments, banking products and other financial services).

Joint ventures in Botswana, Namibia and Nigeria—We own 50% of SmartSwitch Botswana and SmartSwitch Namibia, which license our UEPS software and buy cards and terminals from us. These entities contract to provide our technology to various users, such as to the Botswana Department of Social Services, which distributes government grants and NamPost, a Namibian governmental entity which provides post office and banking services. In Nigeria, SmartSwitch Nigeria, of which we own 80%, has provided 50,000 smart cards to one of Nigeria's largest banking institutions for its initial deployment into village community banks. Expected applications for the UEPS technology in Nigeria include banking, health care, money transfers, pre-paid utilities and telephony and voting.

Other African countries—We are currently exploring opportunities with governments, as well as banks and merchants in other African countries, to establish national payment systems in these countries using our UEPS technology.

Russia and Other CIS Members

Through BGS, we now provide smart card-based payment systems to banks, enterprises and government authorities in Russia, Ukraine, Uzbekistan, Mongolia, Vietnam, India and Oman. BGS's DUET system was developed by BGS as a derivative of the first version of our UEPS technology that we licensed to BGS in 1993. BGS provides the DUET system to Sberbank, the largest financial institution in Russia, which owns the remaining minority interest in BGS. One of our primary reasons for acquiring BGS was to obtain immediate access to the large Sberbank cardholder case. While BGS's business model has historically been based primarily on the sale of cards and hardware, we intend to transition the business into more of a transaction processing services provider over time by leveraging BGS's management, sales force and customer base to sell the UEPS platform and its suite of processing services.

Emerging Growth Opportunities

We believe that one area for significant potential growth is the opportunity to introduce some of our new technologies, such as our Net1 Virtual Card and mobile payment applications, in the more developed economies of the United States and Western Europe and to leverage the flexibility and multi-application capabilities of our UEPS technology to capture extensive, country-specific applications in less developed countries.

New technologies—Our Net1 Virtual Card application is designed to reduce the higher levels of fraud associated with card not present credit card transactions without the need for additional infrastructure or any changes to existing infrastructures. This application creates a one-time-use digital card generated on demand (off-line) from a mobile phone. As opposed to a physical credit card, our virtual card is only valid for a specific value and cannot be used more than once. It contains no personal user information such as a bank account or telephone number. We believe that strong growth trends in e-commerce and the rapidly increasing adoption of mobile commerce, such as downloaded ring tones, mobile applications and mobile payment services, will present significant opportunities for our Net1 Virtual Card technology.

Mobile payment applications in Latin America and Asia—We have entered the Latin American market by offering our VTU system and services through VTU Colombia, of which we own 50%. The joint venture provides virtual prepaid mobile top-up services for Colombia's first and third largest mobile operators. We plan to expand this service into new areas of Colombia and other markets in Latin America. In addition, through our 30% equity stake in VinaPay, we are providing our VTU system and services in Vietnam.

Country-specific applications—We are also pursuing discrete opportunities to create unique country-specific applications, such as a national identification card with multiple applications like a contactless transport card.

Our Business Units and Technologies

During the past year, we have extensively evaluated our product and service offerings and geographical presence. As a result, we recently completed the restructure of the group into the following "clusters" and within each cluster, separate business units.

Transactional Solutions Cluster

BGS

Our BGS business unit provides smart card-based payment systems to banks, enterprises and government authorities in Russia, Ukraine, Uzbekistan, India and Oman. BGS is headquartered in Vienna, Austria, and has subsidiaries in India and Russia, and a branch office in the Ukraine.

BGS is the market leader in smart card-based payment systems in the CIS with the national interbank payment system in Uzbekistan and the nationwide smart card payment system in Russia. BGS has historically employed a business model which focused on selling its product offering into various countries. In contrast, our service-based business model focuses on generating recurring revenues from our cardholder base through transaction-based fees, financial services and value-added products. We believe that the geographical footprint of BGS is now large enough to allow us to overlay our service-based model onto the various DUET systems operating in Russia and other countries, thereby creating new revenue streams for BGS and system operators.

Since we acquired BGS in August 2008, BGS has enhanced its product offering by leveraging our group technology platforms and information technology development resources. We believe that our technological leadership in fields such as biometric identification and in the integration of our UEPS technology with global systems for mobile communications, or GSM, will allow us to create new business opportunities for BGS such as national identification, voting and welfare distribution systems and mobile payment solutions. We expect that the addition of BGS' skilled human resources in the information technology area will greatly assist us in the ongoing development of our technologies and maintenance of our existing systems. BGS will focus its marketing efforts on markets in Central and Eastern Europe, Russia and other CIS members, the Middle East (excluding Iraq), India, Vietnam, and the Philippines.

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

Cash Paymaster Services ("CPS")

Our CPS business unit deploys our UEPS – Social Grant Distribution technology to distribute social welfare grants on a monthly basis to 3.5 million beneficiaries in five provinces of South Africa. These social welfare grants are distributed under a contract with SASSA. Our current contract with SASSA expires on March 31, 2010, but may be extended if SASSA has not completed a new tender process prior to expiration. During our 2009, 2008 and 2007 fiscal years, we derived 65%, 67% and 70% of our revenues, respectively, from CPS' social welfare grant distribution business.

CPS provides a secure and affordable transacting channel between social welfare grant beneficiaries, SASSA and formal businesses. CPS enrolls social welfare grant beneficiaries by issuing them a UEPS smart card that digitally stores their biometric fingerprint templates on the smart card, enabling them to access their social welfare grants securely at any time or place. The smart card is issued to the beneficiary on site and utilizes optical fingerprint sensor technology to identify and verify a beneficiary. The beneficiary simply inserts a smart card into the POS device and is prompted to present his fingerprint. If the fingerprint matches the one stored on the smart card, the smart card is loaded with the value created for that particular smart card.

The smart card provides the holder with access to all of the UEPS functionality, which includes the ability to have the smart card funded with pension or welfare payments, make retail purchases, enjoy the convenience of pre-paid facilities and qualify for a range of affordable financial services, including insurance and short-term loans. The smart card also offers the card holder the ability to make debit order payments to a variety of third parties, including utility companies, schools and retail merchants, with which the holder maintains an account. The card holder can also use the smart card as a savings account.

Our UEPS - Social Grant Distribution technology provides numerous benefits to government\ agencies and beneficiaries. The system offers provincial governments a reliable service at a reasonable price. For beneficiaries, our smart card offers convenience, security, affordability and flexibility. They can avoid long waiting lines at payment locations and do not have to get to payment locations on scheduled payment dates to receive cash. They do not lose money if they lose their smart cards, since a lost smart card is replaceable and the biometric fingerprint identification technology helps prevent fraud. Their personal security risks are reduced since they do not have to safeguard their cash. Beneficiaries have access to affordable financial services, can save and earn interest on their smart cards and can perform money transfers to friends and relatives living in other provinces. Finally, beneficiaries pay no transaction charges to load their smart cards, perform balance inquiries, make purchases or downloads or effect monthly debit orders. For us, the system allows us to reduce our operating costs by reducing the amount of cash we have to transport.

The business unit has been allocated to our transaction-based activities and smart card accounts reporting segments.

EasyPay

Our EasyPay business unit operates the largest bank-independent financial switch in Southern Africa and is based in Cape Town, South Africa. EasyPay focuses on the provision of high-volume, secure and convenient payment, prepayment and value-added services to the South African market. EasyPay's infrastructure connects into all major South African banks and switches both debit and credit card electronic funds transfer, or EFT, transactions for some of South Africa's leading retailers and petroleum companies. It is a South African Reserve Bank, or SARB, approved third-party payment processor.

In addition to its core transaction processing and switching operations, EasyPay provides a complete end-to-end reconciliation and settlement service to its customers. This service includes dynamic reconciliation as well as easy-to-use report and screen-query tools for down-to-store-level, management and control purposes.

The EasyPay suite of services includes:

- EFT - EasyPay switches credit, debit and fleet card transactions for leading South African retailers and petroleum companies;
- EasyPay Bill Payment - As part of its value-added services offering, EasyPay has developed and operates a consumer bill payment service introduced at retail point-of sale over 10 years ago. Known and marketed as "EasyPay", the service is integrated into a large number of national retailers and mobile channels and is available over the internet at www.easypay.co.za. EasyPay processes monthly account payment transactions for approximately 200 different bill issuers including major local authorities, telephone companies, utilities, medical service providers, traffic departments, mail order companies, banks and insurance companies;
- EasyPay Prepaid Electricity - This service enables local utility companies such as Eskom Holdings Limited and a growing number of local authorities on a national basis to sell prepaid electricity to their customers;
- Prepaid Airtime - EasyPay vends airtime at retail POS terminals for all the South African network operators;
- Electronic Gift Voucher - EasyPay supports the electronic generation, issuance and redemption of paper or card-based gift vouchers;
- EasyPay Licenses - EasyPay enables the issuance of new South African Broadcasting television licenses and the capturing of existing license details within retail environments via a web-based user interface;
- Third Party Switching and Processing Support – EasyPay switches transactions from retail POS systems to the relevant back-end systems; and
- Hosting Services - EasyPay's infrastructure supports the hosting of payment servers and applications on behalf of third parties, including financial institutions.

EasyPay provides 24x7 monitoring and support services, reconciliation, automated clearing bureau, or ACB, settlement, reporting, full disaster recovery and redundancy services.

The business unit has been allocated to our transaction-based activities reporting segment.

Universal Electronic Technological Solutions ("UETS")

Our UETS business unit is based in Johannesburg, South Africa and focuses on the sale, implementation and support of our UEPS technology, ranging from large scale, national projects to smaller, product specific regional projects. UETS focuses on identifying, defining and activating an entry point to commence operations in Africa (excluding South Africa), Iraq and the Philippines.

The UETS sales and marketing approach is to sell the following solutions and products:

- The UEPS national switching, settlement, clearing and smart card solutions offering interoperability with existing banking infrastructure. We have sold such systems to the Central Bank of Ghana and the Reserve Bank of Malawi in the past;
- "Wave 2" opportunities such as financial services sold via the existing UEPS infrastructure, such as loans and insurance to UEPS cardholders in Botswana;
- Individual stand-alone UEPS applications, with processing outsourced to Net1 regional offices, similar to the model deployed for the payment of welfare grants in Iraq;
- UEPS mobile banking solutions targeted at banks and/or mobile operators;
- E-Government applications such as multi-purpose national identity cards;
- Health care applications for countries seeking an electronic solution for the identification, benefit contribution monitoring and access control of patients in government hospitals,; and
- Secure verification of existing EMV Debit / credit card transactions using Net1's biometric identification technology.

Our UETS team also provides business development support in territories where UEPS systems have been sold and implemented, such as Ghana, Malawi, Namibia, Botswana and Nigeria.

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

Virtual Card

Our Virtual Card business unit is responsible for the commercialization of our latest invention – the Net1 Virtual Card. This business unit operates from Johannesburg, South Africa and from Dallas, Texas.Net1 Virtual Card is a solution designed for bank card issuers to protect and grow their share of the remote transactions or "card not present" payment market.

The Net1 Virtual Card solution utilizes existing and traditional payment methods but enhances them by replacing plastic card data with a one-time-use virtual card data, hence eliminating the risk of theft, phishing, skimming, spoofing, etc. The virtual card data replaces digit-for-digit the credit (or debit) card number, the expiration date and the card verification value, or CVV, with only the Issuer Bank Identification Number (first 6-digit) remaining constant.

The Net1 Virtual Card solution uses the mobile phone to generate virtual cards. The mobile phone is the most available, cost-effective, secure and portable platform for generating virtual cards for remote payments (online, phone and catalogue orders). Following a simple registration process, the virtual card application is activated over-the-air, enabling the phone to generate virtual card numbers completely off-line.

Consumers can easily generate a new card on their mobile phone to shop on the internet, to fill-up a catalogue order, or to place a telephone order. Virtual cards are completely secure and can also be sent in a single click to family, friends, and service providers. Once the authorization request reaches the issuing bank processor, our servers decrypt the virtual card data, authenticate the consumer and pass the transaction request to the Card Issuer for Authorization.

The benefits of the Net1 Virtual Card include, for:

- *Card issuers* - increased transactional revenues from existing accounts, driving more transactional revenues. Elimination of fraudulent card use.
- *Mobile network operators*- revenues from payments, reduced churn, opportunities for powerful co-branding schemes.
- *Consumers*- peace of mind, ease of use, rewards.
- *Merchants*- elimination of charge-backs and fraud at no extra cost.

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

Hardware and Software Sales Cluster

Cryptographic Solutions

Our Triple Data Encryption Standard, or TDES, and EMV security initiatives are conducted by a specialized business unit through close collaboration with suppliers of payment processing devices to help their technologies meet the stringent security standards required by the card associations.

Our self-developed range of PIN encryption devices, card acceptance modules and hardware security modules are primarily aimed at the financial, retail, telecommunication, utilities and petroleum sectors. These devices and modules are suited for high-speed transaction processing requirements, acceptance of multiple payment tokens, value-added services at point of transaction, and adherence to stringent transaction security and payment association standards such as TDES and EMV.

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

Chip and GSM Licensing

Our Chip and GSM Licensing business unit is a supplier of chip cards into the South African and other international markets. We work with mobile network operators, card manufacturers and semiconductor manufacturers to provide card technology, solutions and software that enable mobile telephony, mobile transactions and value-added services to take place in a trusted, secure and convenient manner. These chip products and technology include operating system and application development, card manufacture and production, from concept and design through, printing, packaging and distribution. At the core of our chip business is the strategy of licensing chip software to a wide spectrum of other industry participants.

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

POS Solutions

Our POS Solutions business unit is responsible for marketing in South Africa our secure, integrated POS payment products and systems, including:

- FlexiLANE – An in-store controller ideally suited to multi-lane retail and petroleum station environments. The in-store controller forms an interfacing and concentration layer between a group of distributed terminal devices and a centralized payment and value added service, or VAS, aggregator. This helps large retailers and petroleum companies to overcome the challenges associated with processing multiple transactions from multiple access devices using multiple tender types;
- FlexiGATE – A terminal and payment gateway that manages the routing of all FlexiLANE traffic and enables retailers to supply VAS such as airtime top-up, electricity payment and bill payment;
- FlexiPOS – An innovative retail solution that allows the retailer's various payment and VAS solution requirements to be streamlined into a single payment terminal. FlexiPOS transforms the POS terminal into a convenient and consumer friendly place of purchase, place of payment and place of service; and
- EMV – Net1's payment expertise helps ensure that retailers together with their acquirers meet the requirements of upgrading software, terminals and security for conformity with the latest international chip card standards.
- Ingenico POS equipment

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

VTU

Our VTU business unit is responsible for marketing our VTU solution, which facilitates mobile phone-based prepaid airtime vending. The VTU technology enables prepaid cell phone users to purchase additional airtime simply, securely and conveniently. The vendor uses its GSM handset to purchase bulk airtime from a mobile network operator. Airtime value, as opposed to a virtual voucher, is then 'transferred' directly from the vendor's cellular handset to that of the customer. When the vendor runs out of airtime value, it is a simple task to purchase more to resell to customers.

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

Financial Services Cluster

Finance Holdings

Our Finance Holdings business unit is responsible for identifying financial services products that can be provided to our UEPS cardholders in South Africa and then marketing and implementing the provision of those products. We currently provide micro-loans to our UEPS cardholders who receive social welfare grants through our system in the KwaZulu-Natal and Northern Cape provinces. We provide the loans ourselves and generate revenue from the service fees charged on these loans. We also sell life insurance products on behalf of registered underwriters and earn revenue through the commissions we receive on the sale of policies.

Our wage payment system offers wage earners a UEPS card that allows them to receive payment, transact and access other financial services in a secure, cost-effective way. The target markets for our wage payment system are the unbanked and underbanked wage earners in South Africa, estimated at five million people. These wage earners are typically paid in cash and thus have all the risks associated with carrying cash but none of the benefits associated with having a formal bank account. In January 2007, we signed a co-operation agreement with Grindrod Bank, a fully registered bank in South Africa, for the establishment of a retail banking division within Grindrod Bank that will focus on deploying our wage payment solution in South Africa. Under the agreement, Grindrod Bank is responsible for the human resources, administration, compliance, risk management and financial affairs of the division. We are responsible for the supply and maintenance of all UEPS hardware and software required to implement and run its wage payment system, for which it will charge a monthly fee per smart card account at our cost price, and will receive ongoing fee payments based on the amount of business transacted by the division utilizing the UEPS technology. The Finance Holdings business unit assists Grindrod Bank with the implementation of the business plan and operational activities.

The business unit has been allocated to our financial services reporting segment.

Corporate Cluster

The Corporate Cluster provides global support services to the Net1 business units, joint ventures and investments for the following activities:

The Group Executive is responsible for the overall group management, defining the group's global strategy, investor relations and corporate finance activities.

The Finance and administration unit provides group support in the areas of accounting, treasury, human resources, administration, legal, secretarial, taxation, compliance and internal audit.

The Group Information Technology unit defines the group IT strategy and the overall systems architecture and is responsible for the identification and management of the group's research and development activities.

The Joint Ventures and Investments unit provides governance support to our joint ventures and assists with the evaluation of new investment opportunities.

Competition

In addition to competition that we face from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services, we have identified a number of other products currently being produced that use smart card technology in connection with a funds transfer system and the companies that promote them. These include: EMV, a system that is being promoted by Visa Inc., MasterCard International and Europay International; Mondex International Limited, a subsidiary of MasterCard; and Proton World International N.V., a subsidiary of STMicroelectronics Belgium N.V. In South Africa, and specifically in the payment of social welfare grants, our competitors also include AllPay Consolidated Investment Holdings (Pty) Ltd, which is responsible for social welfare payments in the Free State, Gauteng and Western Cape provinces and a small portion of the Eastern Cape province, and Empilweni Payout Services, which is responsible for payments in the Mpumalanga province.

The incumbent South African retail banks have a joint initiative that has created a common banking product to offer to the significant portion of South Africa's population that does not have access to traditional banking services, or the unbanked. This bank account, generally referred to as the "Mzansi" account, was introduced in October 2004 and offers limited transactional capabilities at reduced charges, when compared to the accounts traditionally offered by these banks. According to the FinScope 2008 survey, approximately 3,500,000 people (approximately 7% of the population) in South Africa claim to use an Mzanzi account. The social welfare beneficiaries who are currently paid through our smart card system may elect to use these accounts to receive their grants rather than our smart card system.

We also may face competition from companies to which we have licensed rights to our technology, including Visa. Moreover, as our product offerings increase and gain market acceptance, banks in South Africa and other jurisdictions in which we operate may seek governmental or other regulatory intervention if they view us as infringing on their funds transfer businesses.

Research and Development

Our business activities and product offerings depend on our proprietary UEPS software. As a result, we have a large group of software engineers and developers who are constantly revising and improving the core UEPS software and its functionality.

We believe that our smart card system is the most advanced system of its kind in the world today. However, we use a number of hardware platforms that are not proprietary to us and which are continuously being improved. These platforms include smart cards micro-controllers, POS devices, biometric readers and other back-end computer hardware. We continually work to take advantage of these improvements in our attempt to stay at the head of the competitive curve. A faster micro-controller on a smart card may allow us to process transactions faster and with more security. A larger memory smart card allows us to store more transactions and to load larger software applications. Larger memories also allow our smart cards to be used for more than one application at a time, thus eliminating the cost and the management of multiple smart card systems.

Our smart card system is designed to manage tokens of value such as cash, credit, savings, medical history, identification criteria, finger print templates and insurance policies. Security is therefore of prime importance as any breach would result in the loss of our system integrity. This would be followed by a loss of confidence and credibility that would jeopardize our growth and market penetration. We therefore continue to advance our security protocols and algorithms to combat the potential attacks that have currently been identified. These include crypto- analysis techniques as well as reverse engineering. Attacks such as the latest differential power analysis, or DPA, must also be circumvented.

We continue our research in new and more secure algorithms, such as the Rivest, Shamir and Adleman, or RSA, as well as new competitive asymmetric algorithms such as elliptic curves. We develop and implement these techniques ourselves and own the software that we create. We are also involved in extensive research and development in GSM, cryptography, POS, retail and "card not present" payment applications.

Lastly, we continue to study the needs of our target market and develop new UEPS features that satisfy these needs. As our UEPS system is implemented in more and more developing countries, we create greater connectivity between our systems to subsequently activate international transactions and cross-border money transfers.

Intellectual Property

Our success depends in part on our ability to develop, maintain and protect our intellectual property. We rely on a combination of patents, copyrights, trademarks and trade secret laws, as well as non-disclosure agreements to protect our intellectual property.

Our FTS patents, which include aspects of the UEPS technology, are in effect in the United States, Hong Kong, South Africa, Botswana and Swaziland. The FTS patent in the United States was granted as US Patent No. 5,175,416 on December 29, 1992. The patent was reissued as US Patent No. RE36,788 on July 25, 2000, and will expire on May 17, 2011. The FTS patent in Hong Kong was granted on December 11, 1998, and will expire in 2010. The FTS patents in South Africa, Botswana, and Swaziland were granted on September 25, 1991, March 9, 1993, and December 9, 1992, respectively. The FTS patents expire in 2009 in South Africa, Botswana and Swaziland.

During fiscal 2009, we continued the filing of the following three new patents on a world-wide basis:

PCT Patent Application No:	PCT Filing Date	Title
PCT/IB2007/054659	November 15, 2007	Verification of a transactor's identity
PCT/IB2007/054676	November 16, 2007	Designation of electronic financial transactions
PCT/IB2007/054678	November 16, 2007	Virtual Card

We hold a number of trademarks in various countries.

Financial Information about Geographical Areas and Operating Segments

During the last three fiscal years, we derived substantially all of our revenue from customers located in South Africa and substantially all of our assets were located in South Africa, except that in fiscal 2009 and 2008, respectively, we derived material revenues from customers in the Russian Federation and Ghana and in fiscal 2009, a material portion of our assets were located in Austria. See Note 19 to our consolidated financial statements for financial information about our operating segments.

Employees

As of June 30, 2009, we had 2,022 employees. On a segmental basis, 170 employees were part of our management, 1,272 were employed in transaction-based activities, 22 were employed in financial services and 558 were employed in smart card, hardware, software and related technology sales and corporate activities.

On a functional basis, three of our employees were part of executive management, 109 were employed in sales and marketing, 128 were employed in finance and administration, 307 were employed in information technology and 1,475 were employed in operations.

As of June 30, 2009, approximately 100 of the 268 employees we have in the Limpopo Province who were performing transaction-based activities were members of the South African Commercial Catering and Allied Workers Union and all 24 of our weekly paid employees who perform hardware, software and related technology sales activities were members of the National Union of Metalworkers of South Africa. We believe we have a good relationship with our employees and these unions.

Corporate history

Net1 was incorporated in Florida in May 1997. Until June 2004, Net1 was a development stage company and its business consisted only of acquiring a license to the US FTS patent and obtaining an exclusive marketing agreement for the UEPS technology outside South Africa, Namibia, Botswana and Swaziland. In June 2004, Net1 acquired Net1 Applied Technologies Holdings Limited, or Aplitec, a public company listed on the JSE Limited, or JSE. Aplitec owned the FTS patent in South Africa, Namibia, Botswana and Swaziland and one of its subsidiaries was the other party to the marketing agreement described above. The primary purpose of the Aplitec transaction was to consolidate into one group the intellectual property rights relating to the FTS patent and the UEPS technology, to establish a first-mover advantage in developing economies for the commercialization of the UEPS technology, and to exploit market opportunities for growth through strategic alliances and acquisitions. The transaction permitted Aplitec's shareholders to reinvest the sale proceeds in Net1, but under South African exchange control regulations, those shareholders were not permitted to hold Net1's securities directly. In October 2008, Net1 listed on the JSE, in a secondary listing, which enabled the former Aplitec shareholders (as well as South African residents generally) to hold Net1 common stock directly. See Note 12 and to our consolidated financial statements for information regarding the equity instruments held by Aplitec shareholders from June 2004 to October 2008.

Available information

We maintain an Internet website at www.net1ueps.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge through the "SEC filings" portion of our website, as soon as reasonably practicable after they are filed with the Securities and Exchange Commission. The information posted on our website is not incorporated into this Annual Report on Form 10-K.

Executive Officers and Significant Employees of the Registrant

Executive officers

The table below presents our executive officers, their ages and their titles:

Name	Age	Title
Dr. Serge C.P. Belamant	55	Chief executive officer, chairman and director
Mr. Herman G. Kotze	39	Chief financial officer, treasurer, secretary and director
Mr. Nitin Soma	41	Senior vice president information technology

Dr. Belamant has been our chief executive officer since October 2000 and the chairman of our board since February 2003. From June 1997 until June 2004, Dr. Belamant served as chief executive officer and a director of Net 1 Applied Technology Holdings, or Aplitec, whose business was acquired by Net1 in June 2004. From 1996 to 1997, Dr. Belamant served as a consultant in the development of Chip Off-Line Pre-Authorized Card, which is a Visa product. From October 1989 to September 1995, Dr. Belamant served as the managing director of Net 1 (Pty) Limited, a privately owned South African company specializing in the development of advanced technologies in the field of transaction processing and payment systems. Dr. Belamant also serves on the boards of a number of other companies that perform welfare distribution services and the provision of microfinance to customers. Dr. Belamant spent ten years working as a computer scientist for Control Data Corporation where he won a number of international awards. Later, he was responsible for the design, development, implementation and operation of the Saswitch ATM network in South Africa that rates today as the third largest ATM switching system in the world. Dr. Belamant has patented a number of inventions besides the FTS patent ranging from biometrics to gaming-related inventions. Dr. Belamant has more than 28 years of experience in the fields of operations research, security, biometrics, artificial intelligence and online and offline transaction processing systems. Dr. Belamant holds a PhD in Information Technology and Management.

Mr. Kotze has been our chief financial officer, secretary and treasurer since June 2004. From January 2000 until June 2004, he served on the board of Aplitec as group financial director. In mid-1997 until October 1998, Mr. Kotzé worked for the Industrial Development Corporation of South Africa Limited as a business analyst. Mr. Kotzé served his articles from 1994 to 1996 at KPMG in Pretoria, South Africa, and in 1997 he became the audit manager for several major corporations in the manufacturing, mining, retail and financial services industries. Mr. Kotzé joined Aplitec in November 1998 as a strategic financial analyst. Mr. Kotzé is a member of the South African Institute of Chartered Accountants.

Mr. Soma has served as our Senior Vice President of Information Technology since June 2004. Mr. Soma joined Aplitec in 1997. He specializes in transaction switching and interbank settlements. Mr. Soma represented Nedcor Bank in assisting with the technical specifications for the South African Interbank Standards. He is also responsible for the ATM settlement process to balance ATM's with the host as well as balance the host with different card users. Mr. Soma designed the Stratus Back-End System for Aplitec, and is responsible for the Nedbank Settlement System for the Point of Sales Devices. Mr. Soma has over 13 years of experience in the development and design of smart card payment systems.

Significant employees

Business Functions:

Dr. Gerhard Claassen (50): General Manager – Cryptographic Solutions – Dr. Claasen joined us in August 2000 and is responsible for the marketing and business development of our cryptographic solutions consisting of the internally developed Incognitorange of security solutions, as well as ToDos authenticators and the Cybertrust PKI products.

Leonid Delberg (63): Managing director: BGS Smartcard Systems AG – Mr. Delberg has been the CEO of BGS since 1997. BGS is responsible for the marketing and business development of our DUET solution in Russia, the CIS, Oman, India and the Philippines.

Neil Magnuson (50): Business Unit Leader: POS solutions – Mr. Magnusson joined us in March 2000 and is responsible for the South African sales and marketing of our POS solutions, consisting of the internally developed FlexiLane, FlexiGate, FlexiPOS solutions and the Ingenico terminal product range.

Eric Meniere (43): Managing director: Virtual Card – Mr. Meniere joined us in March 2008 and is responsible for the marketing and business development of our new Virtual Card product. Mr. Meniere was previously the chief executive officer of Gemplus South Africa.

Nanda Pillay (38): General Manager: CPS and EasyPay – Mr. Pillay joined us in May 2000 and is responsible for our South African operations, consisting of CPS and EasyPay.

Richard Schweger (47): Financial & operations director: BGS Smartcard Systems AG – MR. Schweger has been the CFO and COO of BGS Smartcard Systems AG since 1997. We acquired a majority stake in BGS in August 2008. BGS is responsible for the marketing and business development of our DUET solution in Russia, the CIS, Oman, India and the Philippines.

James Sneedon (41): Business Unit Leader: VTU – Mr. Sneedon joined us January 2001 and is responsible for the marketing and business development of our Virtual Top UP products.

Brenda Stewart (51): Managing director: Net1 Universal Electronic Technological Solutions – Mrs. Stewart joined us in 1997 and is responsible for the marketing and business development of our UEPS solutions in Africa (excluding South Africa), Iraq and the Philippines.

Deon Visser (42): General Manager: Chip and GSM licensing – Mr. Visser joined us in March 1997 and is responsible for the marketing and business development of our SIM card products and the licensing of our internally developed GSM masks.

Support functions:

Chris Britz (48): Vice President - Group production, repairs & maintenance – Mr. Britz joined us in April 2001 and is responsible for the group's production facilities, as well as all internal and external repairs and maintenance of terminals and other hardware.

Lawrie Chalmers (48): Vice President - Group Human Resources – Mr. Chalmers joined us in April 1998 and is responsible for the group's South African human resources activities, including recruitment, payroll, training and industrial relations.

Dhruv Chopra (35): Vice President: Investor Relations – Mr. Chopra joined us in June 2009 and was previously an analyst at Morgan Stanley, specializing in the payment processing and IT services sectors.

Paul Encarnacao (33): Vice President – Finance – Mr. Encarnacao joined us in June 2004 and is responsible for the preparation of the group's US GAAP consolidated accounts and statutory reports.

Warren Segall (44): Vice President: Compliance – Mr. Segall joined us in July 2006 and is our compliance officer.

Trevor Smit (52): Vice President: Joint Ventures and Investments – Mr. Smit joined us in May 2007 and provides governance support to our joint ventures as our representative on the various boards of directors.

Cara van Straaten (48): Group Financial Controller – Ms. Van Straaten joined us in July 2004 and is responsible for the group's South African financial function, including financial accounting, taxation and statutory reporting.

ITEM 1A. RISK FACTORS

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION IN THIS FORM 10-K, BEFORE DECIDING TO INVEST IN OUR SHARES OF COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS AND LIQUIDITY WOULD SUFFER.IF THIS HAPPENS, THE TRADING PRICE OF OUR COMMON STOCK WOULD LIKELY DECLINE AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT IN OUR COMMON STOCK.

Risks Relating to Our Business

As a result of SASSA's decision to cancel the tender process for new contract awards and its stated intention to initiate another tender process, there is continued uncertainty about the timing and ultimate outcome of any future SASSA contract awards. Our management will be required to continue to devote significant time and resources to matters relating to our SASSA contract, including responding to the new tender and conducting the litigation we have instituted against SASSA challenging the cancellation of the tender process.

We currently derive a majority of our revenues from our contract with SASSA to distribute social welfare grants in five of the nine provinces of South Africa. For the foreseeable future, our revenues, results of operations and cash flows will depend on this contract. During the years ended June 30, 2009, 2008 and 2007, we derived approximately 65%, 67% and 70%, respectively, of our revenues from our government social welfare contracts.

In early 2007, SASSA commenced a national tender for the award of contracts to distribute social welfare grants throughout South Africa. We participated in the tender process and timely submitted proposals for each of South Africa's nine provinces, as well as a proposal for the entire country. There were a series of extensive delays during the tender process which resulted in numerous extensions of our bid proposals as well as an extension of our existing contracts. On November 3, 2008, SASSA notified bidders that it had terminated the tender process without awarding new contracts, citing a number of defects in the original request for proposal published by SASSA and in the bid evaluation process. In late March 2009, we signed a new contract with SASSA which expires on March 31, 2010. SASSA has stated that it will commence a new tender process during the period of this new contract.

As a result of SASSA's decision to terminate the tender process, there is substantial uncertainty about the timing and ultimate outcome of the future contract award process. Once SASSA initiates a new tender process, we cannot assure you that the tender will result in our receiving contracts to continue to distribute social welfare grants in each of the five South African provinces where we currently distribute them. Even if we do receive new contracts, or extensions of our new contract, we cannot predict the terms that such contracts will contain. Any new contract or extension we receive may contain pricing or other terms, such as provisions relating to early termination, that are not as favorable to us as the contracts under which we currently operate. It is also possible that any new tender specification would include a requirement for the successful bidder to pre-fund the social welfare grants in the relevant province for a one month period, as we were required to do under certain of our previous provincial contracts, which would result in significant cash flow funding requirements for the contractor.

The previous tender process and the negotiation of the new contracts consumed a substantial amount of our management's time and attention during the past two and half years. Any future tender initiated by SASSA would require our management to devote further resources to the tender process which could adversely affect their ability to focus on other matters, including potential international business development activities. In addition, we have initiated litigation against SASSA challenging the cancellation of the previous tender process. We cannot predict the outcome of this litigation, or whether or how such litigation will affect the outcome of any future tender process.

Moreover, even if we were to receive new contracts or contract extensions containing similar economic terms to those of our current one year contract, our profit margin could be adversely affected to the extent that any such contracts would require us to incur significant capital expenditures during the initial implementation phase. Historically, we have incurred a significant portion of the expenses associated with these contracts during the initial implementation phase, which averages approximately 18 months, and have historically enjoyed higher profit margins on these contracts after the completion of the implementation period. Therefore, to the extent that we were to be awarded a new contract that required significant capital expenditures, our profit margins would be adversely affected if the contract were to be terminated for any reason during the implementation period.

Finally, if we were to be awarded one or more contracts by SASSA, an unsuccessful tenderor could seek to challenge the award, which could result in the contract being set aside or could require us to expend time and resources in an attempt to defeat any such challenge.

We may undertake acquisitions that could increase our costs or liabilities or be disruptive to our business.

Acquisitions are a significant part of our long-term growth strategy as we seek to grow our business internationally and to deploy our technologies in new markets outside South Africa. However, we may not be able to locate suitable acquisition candidates at prices that we consider appropriate. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. These transactions may require debt financing or additional equity financing, resulting in additional leverage or dilution of ownership.

Acquisitions of businesses or other material operations and the integration of these acquisitions will require significant attention from our senior management which may divert their attention from our day to day business. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not be able to maintain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits that we anticipated when selecting our acquisition candidates. In addition, we may need to record write downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

It may be difficult for us to implement our acquisition strategy in light of recent global market and economic conditions.

We believe that it is frequently desirable to issue equity or equity-linked securities, as full or partial consideration for strategic acquisitions. However, our stock price suffered a substantial decline during the second quarter of fiscal 2009 and continues to trade well below its historic trading levels. The decline in our stock price has reduced the feasibility of our pursuing acquisitions in which we would issue our stock, at least in the near term. In addition, the conditions in the global credit markets and other related trends affecting the banking industry have caused significant operating losses and bankruptcies throughout the banking industry which has made acquisition financing more difficult to obtain. Many lenders and institutional investors have ceased to provide funding to even the most credit-worthy borrowers. If our stock price remains too low to serve as acquisition currency or if we are unable to obtain acquisition financing, we may be unable to take advantage of potential acquisitions or to otherwise expand our business as planned.

A prolonged economic slowdown or lengthy or severe recession in South Africa or elsewhere could harm our operations.

A prolonged economic downturn or recession could materially impact our results from operations. A recessionary economic environment could have a negative impact on mobile phone operators, our cardholders and retailers and could reduce the level of transactions we process and the take-up of financial services we offer, which would, in turn, negatively impact our financial results. If financial institutions and retailers experience decreased demand for their products and services our hardware, software and related technology sales will reduce, resulting in lower revenue.

The loss of the services of Dr. Belamant or any of our other executive officers would adversely affect our business.

Our future financial and operational performance depends, in large part, on the continued contributions of our senior management, in particular, Dr. Serge Belamant, our Chief Executive Officer and Chairman and Herman Kotze, our Chief Financial Officer. Many of our key responsibilities are performed by these two individuals, and the loss of the services of either of them could disrupt our development efforts or business relationships and our ability to continue to innovate and to meet customers' needs, which could have a material adverse effect on our business and financial performance. We do not have employment agreements with most of our executive officers, any of whom may terminate their employment at any time, nor do we maintain any "key person" life insurance policies.

We face a highly competitive employment market and may not be successful in attracting and retaining a sufficient number of skilled employees, particularly in the technical and sales areas and senior management.

Our future success depends on our ability to continue to develop new products and to market these products to our target users. In order to succeed in our product development and marketing efforts, we need to identify, attract, motivate and retain sufficient numbers of qualified technical and sales personnel. An inability to hire and retain such technical personnel would adversely affect our ability to enhance our existing intellectual property, to introduce new generations of technology and to keep abreast of current developments in technology. Demand for personnel with the range of capabilities and experience we require is high and there is no assurance that we will be successful in attracting and retaining these employees. The risk exists that our technical skills and sales base may be depleted over time because of natural attrition. Furthermore, social and economic factors in South Africa have led, and continue to lead, numerous qualified individuals to leave the country, thus depleting the availability of qualified personnel in South Africa. In addition, our multi-country strategy will also require us to hire and retain highly qualified managerial personnel in each of these markets. If we cannot recruit and retain people with the appropriate capabilities and experience and effectively integrate these people into our business, it could negatively affect our product development and marketing activities.

We may face competition from the incumbent retail banks in South Africa in the unbanked market segment.

The incumbent South African retail banks have created a common banking product, generally referred to as a "Mzansi" account, for unbanked South Africans, which offers limited transactional capabilities at reduced charges, when compared to the accounts traditionally offered by these banks. According to the FinScope 2008 survey, approximately 3,500,000 people (approximately 7% of the population) in South Africa claim to use an Mzanzi account. The social welfare beneficiaries who are currently paid through our smart card system may elect to use these accounts to receive their grants. A decision by a substantial number of these beneficiaries to elect to use these accounts rather than our smart card system may have a material adverse effect on our financial condition, cash flows and results of operations.

The period between our initial contact with a potential customer and the sale of our products or services to that customer tends to be long and may be subject to delays which may have an impact on our revenues.

The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures. A lengthy sales cycle may have an impact on the timing of our revenues, which may cause our quarterly operating results to fall below investor expectations. A customer's decision to purchase our products and services is often discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To sell our products and services successfully we generally must educate our potential customers regarding the uses and benefits of our products and services, which can require the expenditure of significant time and resources; however, there can be no assurance that this significant expenditure of time and resources will result in actual sales of our products and services.

We may face increased competition as our sales and product offerings increase.

In addition to competition that we face from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services, we have identified a number of other products currently being produced that use smart card technology in connection with a funds transfer system and the companies that promote them. These include EMV, a system that is being promoted by Visa, MasterCard International and Europay International; Mondex International Limited, a subsidiary of MasterCard; and Proton World International N.V., a subsidiary of STMicroelectronics Belgium N.V. In South Africa, and specifically in the payment of social welfare grants, our competitors also include AllPay Consolidated Investment Holdings (Pty) Ltd, which is responsible for social welfare payments in the Free State, Gauteng and Western Cape provinces and a small portion of the Eastern Cape province, and Empilweni Payout Services, which is responsible for payments in the Mpumalanga province. We also may face competition from companies to which we have licensed our technology, including Visa. Moreover, as our product offerings increase and gain market acceptance, banks in South Africa and other jurisdictions in which we operate may seek governmental or other regulatory intervention if they view us as infringing on their funds transfer or other businesses.

System failures, including breaches in the security of our system, could harm our business.

We may experience system failures from time to time, and any lengthy interruption in the availability of our back-end system computer could harm our revenues and profits, and could subject us to the scrutiny of our government customers.

Frequent or persistent interruptions in our services could cause current or potential customers and users to believe that our systems are unreliable, leading them to avoid our technology altogether, and could permanently harm our reputation and brands. These interruptions would increase the burden on our engineering staff, which, in turn, could delay our introduction of new applications and services. Finally, because our customers may use our products for critical transactions, any system failures could result in damage to our customers' businesses. These customers could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim could be time consuming and costly for us to address.

Although our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities.

Protection against fraud is of key importance to the purchasers and end users of our solutions. We incorporate security features, including encryption software, biometric identification and secure hardware, into our solutions to protect against fraud in electronic transactions and to provide for the privacy and integrity of card holder data. Our solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted using our solutions. If the security of our solutions is compromised, our reputation and marketplace acceptance of our solutions will be adversely affected, which would cause our business to suffer, and we may become subject to damage claims. We have not yet experienced any security breaches affecting our business.

Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems with our system could result in lengthy interruptions in our services. Our current business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures.

The failure of any bank or financial institution in which we keep our cash and cash equivalents may prevent us from funding our business or may lead to substantial losses of assets.

We maintain a significant amount of cash and cash equivalents to fund our business operations at several major South African and European banks and financial institutions. As of June 30, 2009, we maintained an aggregate of $220.8 million in cash and cash equivalents which were deposited with such banks and financial institutions. Although we maintain a policy of entering into transactions only with South African and European banks and financial institutions that have ratings acceptable to our board, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings, due to the current credit crisis and global economic conditions, it is possible that despite such ratings, one or more of these banks or financial institutions may fail. The failure of one or more of these institutions may cause us to lose a significant amount of cash and cash equivalents. In addition to the actual value of our company which would be reduced due to the loss of cash and cash equivalents, our business could be materially and adversely affected by the failure of any institution where we maintain our cash and cash equivalents. Although to date we have not experienced any such losses or been prevented from funding our business operations, in light of recent global economic conditions such losses may occur in the future.

Our strategy of partnering with companies outside South Africa may not be successful.

In order for us to expand our operations into foreign markets, it may be necessary for us to establish partnering arrangements with companies outside South Africa, such as the ones we have established in Namibia, Botswana, Nigeria, Colombia and Vietnam. The success of these endeavors is, however, subject to a number of factors over which we have little or no control, such as finding suitable partners with the appropriate financial, business and technical backing and continued governmental support for planned implementations. In some countries, finding suitable partners and obtaining the appropriate support from the government involved may take a number of years before we can commence implementation. Some of these partnering arrangements may take the form of joint ventures in which we receive a minority interest. Minority ownership carries with it numerous risks, including dependence on partners to provide knowledge of local market conditions and to facilitate the acquisition of any necessary licenses and permits, as well as the inability to control the joint venture vehicle and to direct its policies and strategies. Such a lack of control could result in the loss of all or part of our investment in such entities. In addition, our foreign partners may have different business methods and customs which may be unfamiliar to us and with which we disagree. Our joint venture partners may not be able to implement our business model in new areas as efficiently and quickly as we have been able to do in South Africa. Furthermore, limitations imposed on Net1 Applied Technologies South Africa Limited, or New Aplitec, by South African exchange control regulations, as well as limitations imposed on us by the Investment Company Act of 1940, may limit our ability to establish partnerships or entities in which we do not obtain a controlling interest. In addition, certain of our licensees, including Visa, have become our competitors and this could occur with our joint venture partners in the future.

We may have difficulty managing our growth, especially as we expand our business internationally.

We continue to experience significant growth, both in the scope of our operations and size of our organization. This growth is placing significant demands on our management, especially as we expand our business internationally. Continued growth would increase the challenges involved in implementing appropriate operational and financial systems, expanding our technical and sales and marketing infrastructure and capabilities, providing adequate training and supervision to maintain high quality standards, and preserving our culture and values. International growth, in particular, means that we must become familiar and comply with complex laws and regulations in other countries, especially laws relating to taxation.

Additionally, continued growth will place significant additional demands on our management and our financial and operational resources, and will require that we continue to develop and improve our operational, financial and other internal controls. If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results may suffer.

We pre-fund the payment of social welfare grants through our merchant acquiring system and a significant level of payment defaults by these merchants would adversely affect us.

We pre-fund social welfare grants through the merchants who participate in our merchant acquiring system in the provinces where we operate. These pre-funding obligations expose us to the risk of default by these merchants. Although we have not experienced any material defaults by merchants in the return of pre-funded amounts to us, we cannot guarantee that material defaults will not occur in the future. A material level of merchant defaults could have a material adverse effect on us, our financial position and results of operations.

We may incur material losses in connection with our distribution of cash to recipients of social welfare grants.

Many social welfare recipients use our services to access cash using their smart cards. We use armored vehicles to deliver large amounts of cash to rural areas across South Africa to enable these welfare recipients to receive this cash. In some cases, we also store the cash that will be delivered by the armored vehicles in depots overnight or over the weekend to facilitate delivery to these rural areas. We cannot insure against the risk of loss or theft of cash from our delivery vehicles as we have not identified any insurance underwriters willing to accept this risk on reasonable terms. Therefore, we will bear the full cost of any loss or theft in connection with the delivery process, and such loss could materially and adversely affect our financial condition, cash flows and results of operations.

We depend upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

We obtain our smart cards, POS devices and the other hardware we use in our business from a limited number of suppliers, and do not manufacture this equipment ourselves. We generally do not have long-term agreements with our manufacturers or component suppliers. If our suppliers become unwilling or unable to provide us with adequate supplies of parts or products when we need them, or if they increase their prices, we may not be able to find alternative sources in a timely manner and could be faced with a critical shortage. This could harm our ability to implement new systems and cause our revenues to decline. Even if we are able to secure alternative sources in a timely manner, our costs could increase. A supply interruption or an increase in demand beyond current suppliers' capabilities could harm our ability to distribute our equipment and thus, to acquire a new source of customers who use our UEPS technology. Any interruption in the supply of the hardware necessary to operate our technology, or our inability to obtain substitute equipment at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

Shipments of our electronic payment systems may be delayed by factors outside of our control, which can harm our reputation and our relationships with our customers.

The shipment of payment systems requires us or our manufacturers, distributors or other agents to obtain customs or other government certifications and approvals and, on occasion, to submit to physical inspection of our systems in transit. Failure to satisfy these requirements, and the very process of trying to satisfy them, can lead to lengthy delays in the delivery of our solutions to our direct or indirect customers. Delays and unreliable delivery by us may harm our reputation and our relationships with our customers.

Risks Relating to Operating in South Africa and Other Emerging Markets

Fluctuations in the value of the South African rand have had, and will continue to have, a significant impact on our reported results of operations, which may make it difficult to evaluate our business performance between reporting periods and may also adversely affect our stock price.

The South African rand, or ZAR, is the primary operating currency for our business operations while our financial results are reported in US dollars. This means that as long as the ZAR remains our primary operating currency, depreciation in the ZAR against the US dollar, and to a lesser extent, the euro, would negatively impact our reported revenue and net income, while a strengthening of the ZAR would have the opposite effect. Depreciation in the ZAR may negatively impact the prices at which our stock trades. The US dollar/ZAR exchange rate has historically been volatile and we expect this volatility to continue. However the ZAR was consistently weaker against the US dollar during 2008 than during 2007 and further weakened during the first three quarters of 2009. Although the ZAR strengthened during the last quarter of 2009, the ZAR was significantly weaker overall during 2009 than during 2008, which negatively affected our 2009 results of operations when compared to 2008. We provide detailed information about historical exchange rates in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Currency Exchange Rate Information."

Due to the significant fluctuation in the value of the ZAR and its impact on our reported results, you may find it difficult to compare our results of operations between financial reporting periods even though we provide supplemental information about our results of operations determined on a ZAR basis. This difficulty may increase as we expand our business internationally and record additional revenue and expenses in the euro and other currencies. It may also have a negative impact on our stock price.

We generally do not engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, other than economic hedging relating to our inventory purchases which are settled in US dollars or euros. We have used forward contracts in order to hedge our economic exposure to the ZAR/US dollar and ZAR/euro exchange rate fluctuations from these foreign currency transactions. We cannot guarantee that we will enter into hedging transactions in the future or, if we do, that these transactions will successfully protect us against currency fluctuations.

Our primary operations are located in South Africa and we currently generate most of our revenues from these operations. We face risks relating to operating in South Africa that could adversely affect our business, operating results, cash flows and financial condition.

South Africa has high levels of poverty, unemployment and crime and needs additional infrastructure to accommodate future economic growth. While South Africa has a highly developed financial and legal infrastructure, it also has high levels of crime and unemployment and there are significant differences in the level of economic and social development among its people, with large parts of the population, particularly in the rural areas, having limited access to education, healthcare, housing and other basic services. Furthermore, South Africa faces challenges in building adequate infrastructure. For example, during the winter and spring of 2008, there were widespread and prolong power outages, known as load shedding, as a result of market demand for electricity that exceeded the available supply. The global economic slowdown has reduced demand for power and thus has mostly eliminated the load shedding problem but an economic recovery could cause power outages to become prevalent in the future. These problems may prompt emigration of skilled workers, hinder investment into South Africa and impede economic growth, all of which could negatively affect our business.

High inflation and interest rates could increase our operating costs. The economy of South Africa in the past has been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our South African-based costs and decrease our operating margins. Although higher interest rates would increase the amount of income we earn on our cash balances, they would also adversely affect our ability to obtain cost-effective debt financing in South Africa.

If we do not achieve applicable black economic empowerment objectives, we risk losing our government and private contracts. In addition, it is possible that we may be required to achieve black shareholding of our company in a manner that could dilute your ownership. The South African government, through the Broad-Based Black Economic Empowerment Act, 2003, established a legislative framework for the promotion of black economic empowerment, or BEE. The law recognizes two distinct mechanisms for the achievement of BEE objectives—compliance with codes of good practice, which have already been issued, and compliance with industry-specific transformation charters. Although the charter that will likely apply to our company has not yet been finalized, we believe it is likely that the charter will not differ substantially from the codes of good practice. Achievement of BEE objectives is measured by a "scorecard" which establishes a weighting to various components of BEE. One component of BEE is achieving a certain percentage of shareholdings by black South Africans in South African businesses over a period of years. This shareholding component carries the highest BEE scorecard weighting. Other components include procuring goods and services from black-owned businesses or from businesses that have earned good BEE scores and achieving certain levels of black South African employment. Compliance with the codes and applicable charters are not enforced through civil or criminal sanction, but compliance does affect the ability of a company to secure contracts in the public and private sectors. Thus, it will be important for us to achieve applicable BEE objectives, since failing to do so could jeopardize our existing and future contractual relationships, including our contracts with the South African government.

We have taken a number of actions as a company to increase empowerment of black South Africans. However, it is possible that these actions may not be sufficient to enable us to achieve applicable BEE objectives. In that event, in order to avoid risking the loss of our government and private contracts, we may have to seek to comply through other means, including by selling shares of Net1 or of our South African subsidiaries to black South Africans. Such sales of shares could have a dilutive impact of your ownership interest, which could cause the market price of our stock to decline.

South African exchange control regulations could hinder our ability to make foreign investments and obtain foreign denominated financing. South Africa's exchange control regulations restrict the export of capital from South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area without the prior approval of SARB. While the South African government has relaxed exchange controls in recent years, exchange controls are expected to continue for the foreseeable future.

Although Net1 is a US corporation and is not itself subject to South African exchange control regulations, these regulations do restrict the ability of our South African subsidiaries to raise and deploy capital outside the Common Monetary Area, to borrow money in currencies other than the South African rand and to hold foreign currency. Exchange control restrictions may also affect the ability of these subsidiaries ability to pay dividends to Net1 unless the affected subsidiary can show that any payment of such dividend will not place it in an over borrowed position. As of June 30, 2009, approximately 90% of our cash and cash equivalents were held by our South African subsidiaries. Thus, unless we can obtain funding at the Net1 level, exchange control regulations could make it difficult for our South African subsidiaries to obtain financing to fund acquisitions outside South Africa, which could limit our ability to expand our business.

Under current exchange control regulations, SARB approval would be required for any acquisition of our company which would involve payment to our South African shareholders of any consideration other than South African rand. This restriction could limit our management in its ability to consider strategic options and thus, our shareholders may not be able to realize the premium over the current trading price of our shares.

HIV/AIDS. HIV/AIDS and tuberculosis, which is exacerbated in the presence of HIV/AIDS, are major healthcare challenges in South Africa and other sub-Saharan countries. Due to the high prevalence of HIV/AIDS in South Africa, we may incur costs relating to the loss of personnel and the related loss of productivity as well as the costs relating to recruiting and training of new personnel. In addition, the potential for increased mortality rates due to HIV/AIDS deaths to reduce or slow the growth of the South African population could adversely impact our growth. We are not able to quantify the impact of HIV/AIDS on our growth or costs and cannot assure you that the costs we will incur in connection with this epidemic will not have a material adverse effect on us and our financial condition.

Trade unions and labor laws. Most of South Africa's major industries are unionized, and the majority of employees belong to trade unions. In the past, trade unions have had a significant impact on the collective bargaining process as well as on social and political reform in South Africa in general. We currently have approximately 101 unionized employees which represents approximately 5.0% of our workforce. Although in recent years we have not experienced any labor disruptions, such labor disruptions may occur in the future. In addition, the cost of complying with labor laws may adversely affect our operations.

Operating in South Africa and other emerging markets subjects us to greater risks than those we would face if we operated in more developed markets.

Emerging markets such as South Africa, as well as some of the other markets into which we have recently begun to expand, including African countries outside South Africa, South America, Southeast Asia and Central and Eastern Europe, are subject to greater risks than more developed markets. While we focus our business primarily on emerging markets because that is where we perceive there to be the greatest opportunities to market our products and services successfully, the political, economic and market conditions in many of these markets present risks that could make it more difficult to operate our business successfully. Some of these risks include:

- political and economic instability, including higher rates of inflation and currency fluctuations;
- high levels of corruption, including bribery of public officials;
- loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;
- a lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;
- logistical and communications challenges;
- potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, legal structures and tax laws;
- difficulties in staffing and managing operations and ensuring the safety of our employees;
- restrictions on the right to convert or repatriate currency or export assets;
- greater risk of uncollectible accounts and longer collection cycles;
- indigenization and empowerment programs; and
- exposure to liability under US securities and foreign trade laws, including the Foreign Corrupt Practices Act and regulations established by the Office of Foreign Assets Control.

Many of these countries and regions are in various stages of developing institutions and political, legal and regulatory systems that are characteristic of democracies. However, institutions in these countries and regions may not yet be as firmly established as they are in democracies in the developed world. Many of these countries and regions are also in the process of transitioning to a market economy and, as a result, are experiencing changes in their economies and their government policies that can affect our investments in these countries and regions. Moreover, the procedural safeguards of the new legal and regulatory regimes in these countries and regions are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner.

As the political, economic and legal environments remain subject to continuous development, investors in these countries and regions face uncertainty as to the security of their investments. Any unexpected changes in the political or economic conditions in these or neighboring countries or others in the region may have a material adverse effect on the international investments that we have made or may make in the future, which may in turn have a material adverse effect on our business, operating results, cash flows and financial condition.

Risks Relating to Government Regulation

We are required to comply with certain US laws and regulations, including the Foreign Corrupt Practices Act as well as economic and trade sanctions, which could adversely impact our future growth.

We must comply with the Foreign Corrupt Practices Act, or FCPA, which prohibits US companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. In addition, the US Department of Treasury's Office of Foreign Assets Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on US foreign policy and national security goals.

Any failure by us to adopt appropriate compliance procedures and ensure that our employees, agents and business partners comply with the FCPA could subject us to substantial penalties. In addition, the requirement that we comply with the FCPA could put us at a competitive disadvantage with companies that are not required to comply with the FCPA or could otherwise harm our business. For example, in many emerging markets, there may be significant levels of official corruption, and thus, bribery of public officials may be a commonly accepted cost of doing business. Our refusal to engage in illegal behavior, such as paying bribes, may result in us not being able to obtain business that we might otherwise have been able to secure or possibly even result in unlawful, selective or arbitrary action being taken against us by foreign officials. Furthermore, the trade sanctions administered and enforced by OFAC target countries which are typically less developed countries. Since less developed countries present some of the best opportunities for us to expand our business internationally, restrictions against entering into transactions with those foreign countries, as well as with certain entities and individuals in those countries, can adversely affect our ability to grow our business.

Changes in current South African government regulations relating to social welfare grants could adversely affect our revenues and cash flows.

We derive a substantial portion of our current business from the distribution of social welfare grants onto smart cards in South Africa and the transaction fees resulting from use of these smart cards. Because social welfare eligibility and grant amounts are regulated by the South African government, any changes to or reinterpretations of the government regulations relating to social welfare may result in the non-renewal or reduction of grants for certain individuals, or a determination that currently eligible social welfare grant recipients are no longer eligible. If any of these changes were to occur, the number of smart cards in use could decrease, the amount of money on any particular smart card could decrease or the amount of transactions effected on any particular smart card may decrease, all of which could result in a reduction of our revenues and cash flows.

We do not have a South African banking license and therefore we provide our wage payment solution through an arrangement with a third party bank, which limits our control over this business and the economic benefit we derive from it. If this arrangement were to terminate, we would not be able to operate our wage payment business without alternate means of access to a banking license

The South African retail banking market is highly regulated, but the South African government has identified the need to service the unbanked market through the liberalization of the regulatory environment in order for retailers and non-banking service providers to innovate products and delivery channels for the unbanked market. However, under current law and regulations, a portion of our South African wage payment business activities in the unbanked market requires us to be registered as a bank in South Africa or to have access to an existing banking license. We are not currently so registered, but we have entered into an agreement with Grindrod Bank through which our wage payment solution is being implemented by Grindrod Bank's retail division. As a result of this arrangement, we do not have complete control over the marketing and implementation of our wage payment system and we have to share the economic benefits with Grindrod Bank. If the co-operation agreement were to be terminated, we would not be able to operate our wage payment business unless we were able to obtain access to a banking license through alternate means.

In addition, the South African Financial Advisory and Intermediary Services Act, 2002, requires persons who give advice regarding the purchase of financial products or who act as intermediaries between financial product suppliers and consumers in South Africa to register as financial service providers. We have applied for a license under this Act in order to continue to provide advice and intermediary services in respect of the financial products on which we advise and the payment processing services we provide in South Africa on behalf of insurers and other financial product suppliers. While the license application is pending, we are entitled to continue this part of our business in South Africa. If we fail to obtain this license, we may be stopped from continuing this part of our business in South Africa.

EasyPay is subject to substantial governmental regulation and may be adversely affected by liability under, or any future inability to comply with, existing or future regulations or requirements

EasyPay's business is subject to extensive regulation. Compliance with the requirements under these various regulatory regimes may cause us to incur significant additional costs and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines and/or civil or criminal liability.

We may be subject to privacy laws in South Africa and other jurisdictions in which we operate.

Our collection, storage and processing, and any disclosure of, customer and employee personal information must comply with South Africa's privacy laws, which are at various stages of legislative and judicial development. However, South African common law and the Constitution of the Republic of South Africa, 1996, do recognize an individual's right to privacy, and there are some statutes and other regulations which have been enacted that apply to us and the way we operate our business. For example, one statute sets out a framework for the electronic collection, processing, storage and disclosure of personal information. Although compliance with this statute is voluntary, a South African court could determine that we would be violating an individual's right to privacy if we do not operate in compliance with this framework. In addition, South African law requires that we must keep confidential the HIV status of the people that participate in any HIV/AIDS program.

New privacy laws may be enacted in the future which could adversely affect the way we do business, and we could be required to devote substantial management time and resources to comply with these new laws. In addition, if we violate, or are judged to have violated, the privacy rights of people whose information we collect, store and process, we could become liable for damages, which could have a material adverse effect on our financial condition, cash flows or results of operations.

Risks Relating to Intellectual Property

Patent competition may adversely affect our products or processes, and limited patent protection, a lack of proprietary protection and the potential to incur costly litigation could be harmful to our operations.

Our products and technology have unique characteristics and structures and, as a result, are subject to patent protection, the extent of which varies from country to country. During the life of a patent, a product is only subject to competition by non-infringing products. However, aggressive patenting by our competitors and potential patent piracy may threaten protected products and processes and may result in an increased patent infringement risk, especially in emerging economies such as those where we currently operate. The expiration of a patent may also result in increased competition in the market for the previously patented products and processes. The patents for our FTS will expire at various dates ending in 2011. Lack of patent protection could have a material adverse effect on our business, operating results, cash flows and financial condition. In addition, to date, we have relied not only on patent protections, but also on trade secret, trademark and copyright laws, as well as nondisclosure, licensing and other contractual arrangements to protect the proprietary aspects of our solutions. Other than the patents discussed above, we do not own any other patents that protect important aspects of our current solutions. We will, however, prepare patent applications where possible for technology related to our smart cards and UEPS system when we believe it is appropriate to do so. These applications and contractual arrangements and our reliance on these laws may not be successful.

Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. Any loss of, or inability to protect, intellectual property in our technology could diminish our competitive advantage and also seriously harm our business. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws in countries where we currently have patent protection. Our means of protecting our intellectual property rights in countries where we currently have patent protection or any other country in which we operate, may not be adequate to fully protect our intellectual property rights. Similarly, if third parties claim that we infringe their intellectual property rights, we may be required to incur significant costs and devote substantial resources to the defense of such claims. We may be required to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. In addition, if we are unsuccessful in defending any such third-party claims, we could suffer costly judgments and injunctions that could materially adversely affect our business, results of operations or financial condition.

The copyrights and certain related intellectual property rights in earlier versions of our UEPS software are jointly owned and potentially subject to non-exclusive rights, which may reduce our future revenues.

While we own the exclusive copyrights in the current version of the UEPS software, these copyrights are subject to the preexisting copyrights in the earlier versions of our software that are owned jointly by us and Nedbank. As joint owners of the copyrights in these earlier versions of our software that existed prior to July 2000, there is a risk that Nedbank could license these works to others and otherwise commercially exploit these earlier works. Under our Nedbank agreements, Nedbank also acquired the right to request a license of our South African and US FTS patents and of all technology and know-how relating to the UEPS described in those earlier patents from us for entities partly owned by Nedbank that are located anywhere within South Africa and neighboring countries. Under these licenses, Nedbank would pay us a license fee, with us supplying smart cards or being paid a royalty if the cards are obtained from a third party. If Nedbank licenses our works to others or otherwise commercially exploits our technology and know-how related to UEPS, our future revenues may be reduced.

Our current license agreement with Visa imposes long-term restrictions on our ability to license rights in our technology and could inhibit our ability to realize additional revenue from these rights in our technology.

In 1997, we entered into a technology license agreement with Visa. Under that agreement, Visa purchased a non-exclusive, perpetual, worldwide license to our technology rights, as defined in the agreement, relating to our UEPS technology and an exclusive, perpetual, worldwide license under our patents, as defined in the agreement, licensed to Visa that is exclusive to the financial services industry, as defined in the agreement. Our Visa agreement grants back to us the non-exclusive right under our Visa-licensed patents to make, use and sell our payment systems and other products in the financial services industry as discussed in the agreement. In our Visa agreement, Visa agrees not to grant a sublicense to any payment system to any entities in the financial services industry who are not members of Visa already if such entity already has a right to use such payment systems from us. The agreement permits Visa to sublicense our licensed technology rights to any of its members, any entity in the financial services industry or any entity outside of the financial services industry that provides products to Visa or its sublicensees. The agreement prohibits us from licensing our technology rights, not just our licensed patents, to any of Visa's competitors, including MasterCard, Europay, American Express Company, Discover Financial Services, Diners Club International Credit Card Co., Carte Blanche Card or JCB International Credit Card Co. or any of their parents, subsidiaries or affiliates. We may need Visa's consent, not to be unreasonably withheld, in order to transfer or assign our rights and obligations under the agreement. As this agreement does not contain a termination date and contains restrictions on our ability to license our technology rights in the financial services industry and to competitors of Visa, we may not be able to realize the full value of our technology rights.

Our license agreement with Visa substantially impacts our ability to defend and enforce our patents licensed to Visa and could substantially inhibit our ability to protect the rights in our technology.

Under our license agreement with Visa, we are restricted from suing Visa, its members and any third-party vendors or customers of Visa or its members for infringement of our technology rights licensed to Visa in connection with their manufacture, use or sale of any product or service offered by Visa. The license also grants Visa sole discretion with regard to enforcement of any of the licensed technology rights against third parties in the financial services industry. Under the agreement, Visa has the right to control the prosecution and maintenance of the patents and related patent applications we have licensed to Visa in all jurisdictions, and we are obligated to cooperate and support any of Visa's actions in this regard. This arrangement could substantially impact our ability to defend these patents, and could make enforcement actions against our competitors more difficult.

Risks Relating to our Common Stock

Our stock price has been and may continue to be volatile.

Our stock price has experienced recent significant volatility. During the 2009 fiscal year, our stock price ranged from a low of $8.21 to a high of $27.99. We expect that the trading price of our common stock may continue to be volatile as a result of a number of factors, including, but not limited to the following:

- fluctuations in currency exchange rates, particularly the US dollar/ZAR exchange rate;
- quarterly variations in our operating results, especially if our operating results fall below the expectations of securities analysts and investors;
- the timing of or delays in the commencement, implementation or completion of major projects;
- large purchases or sales of our common stock;
- general conditions in the markets in which we operate; and
- economic and financial conditions.

In particular, differences in relative growth rates between our businesses in our established markets for certain products and unestablished markets may have a significant effect on our operating results, particularly our reported operating profit margin, in any individual quarter, with unestablished market sales typically carrying lower margins in the initial phases of our operations in a new area or the introduction of a new product to an area in which we already operate. Certain transactions are difficult to predict and may have a significant effect on our operating results. Sales of this nature include hardware sales to customers and to our "SmartSwitch" investments and cause fluctuations in revenue and operating income when they occur.

We may seek to raise additional financing by issuing new securities with terms or rights superior to those of our shares of common stock, which could adversely affect the market price of our shares of common stock.

We may require additional financing to fund future operations, including expansion in current and new markets, programming development and acquisition, capital costs and the costs of any necessary implementation of technological innovations or alternative technologies. Because of the exposure to market risks associated with economies in emerging markets, we may not be able to obtain financing on favorable terms or at all. If we raise additional funds by issuing equity securities, the percentage ownership of our current shareholders will be reduced, and the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and voting power of shares of common stock. If we raise additional funds by issuing debt securities, the holders of these debt securities would similarly have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for us.

We may have difficulty raising necessary capital to fund operations as a result of market price volatility for our shares of common stock.

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, our shares of common stock can also be expected to be subject to volatility resulting from purely market forces over which we will have no control. If our business development plans are successful, additional financing may be required to continue to develop and exploit existing and new technologies and to expand into new markets. The exploitation of our technologies may, therefore, be dependent upon our ability to obtain financing through debt and equity or other means.

Issuances of significant amounts of stock in the future could potentially dilute your equity ownership and adversely affect the price of our common stock.

We believe that it is necessary to maintain a sufficient number of available authorized shares of our common stock in order to provide us with the flexibility to issue shares for business purposes that may arise from time to time. For example, we could sell additional shares to raise capital to fund our operations or to acquire other businesses, issue additional shares under our stock incentive plan or declare a stock dividend. Our board may authorize the issuance of additional shares of common stock without notice to, or further action by, our shareholders, unless shareholder approval is required by law or the rules of the NASDAQ Stock Market. The issuance of additional shares could dilute the equity ownership of our current shareholders. In addition, additional shares that we issue would likely be freely tradable which could adversely affect the trading price of our common stock.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, especially over companies that we may acquire, could have a material adverse effect on our business and stock price. Our management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting as of June 30, 2009, excluded the operations of BGS. If we are not able to integrate BGS operations into our internal control over financial reporting, our internal control over financial reporting may not be effective.

Under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes, we are required to furnish a management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting. We are required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal control that materially affect, or are reasonably likely to materially affect, internal control over financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The requirement to evaluate and report on our internal controls also applies to companies that we acquire. As a private company, BGS was not required to comply with Sarbanes prior to its acquisition by us. The integration of BGS' operations into our internal control over financial reporting has required significant time and resources from our management and other personnel and may increase our compliance costs. The majority of BGS' operations are in Austria, Russia and other CIS members. The geographic distance between BGS and our South African headquarters, as well as the fact that its operations are conducted in languages and with source documents in languages other than English, has made the integration process of BGS slower and more difficult than initially expected, and management was not able to complete the evaluation of BGS' internal control over financial reporting prior to filing this report on Form 10-K . Therefore, and as permitted by SEC rules, our management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting as of June 30, 2009, excluded the operations of BGS. If we fail to successfully integrate BGS' operations into our internal control over financial reporting, our internal control over financial reporting may not be effective.

While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, including with respect to BGS' operations, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market's perception of our business and our stock price.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions based upon U.S. laws, including the federal securities laws or other foreign laws, against us or our management.

A significant portion of our assets and the assets of our directors and executive officers are located outside the United States. In addition, most of the members of our board of directors and all of our executive officers are residents of South Africa or other foreign countries. As a result, it may not be possible to effect service of process within the United States or elsewhere outside South Africa upon these persons. Moreover, any judgment obtained against us or any of these foreign persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by a South African court. Further, if a foreign judgment is enforced by a South African court, it will be payable in South African currency. Also, under South Africa's exchange control laws, the approval of the South African Reserve Bank is required before a defendant resident in South Africa may pay money to a non-resident plaintiff in satisfaction of a foreign judgment enforced by a court in South Africa. It may also be difficult for you to assert U.S. securities law claims in original actions instituted in South Africa.

We may become subject to a US tax liability for failing to withhold on certain distributions on instruments issued in connection with the Aplitec transaction.

There is no statutory, judicial or administrative authority that directly addresses the tax treatment of non-US holders that elected to receive units in a trust representing beneficial interests in B class preference shares and B class loan accounts issued by New Aplitec pursuant to the reinvestment option in connection with our acquisition of Aplitec. We believe these interests should be treated for United States federal income tax purposes as, and we did treat them as, separate and distinct interests in New Aplitec. As such, we and our affiliates did not withhold any amounts for US federal taxes in respect of any distributions paid on such interests. There is a risk, however, that these interests, together with the special convertible preferred stock, may be treated as representing a single direct equity interest in us for US federal income tax purposes. In such case, distributions received with respect to the B class preference shares and B class loan accounts could be subject to US federal withholding tax, and we could be liable for failure to withhold such taxes in our capacity as withholding agent. In addition, our failure to collect and remit US federal withholding tax may also subject us to penalties.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

We lease our corporate headquarters facility which consists of 84,193 square feet in Johannesburg, South Africa. We also lease properties throughout South Africa, including a 12,088 square foot manufacturing facility in Lazer Park, a 14,230 square foot manufacturing facility in Brakpan and 74 depot facilities. We also lease additional office space in Johannesburg, Pretoria, Cape Town and Durban, South Africa; Vienna, Austria; Kiev, Ukraine; Moscow and Nizhny Novgorod, Russia; New Delhi, India and Lagos, Nigeria. These leases expire at various dates through the year 2009 and 2013, respectively. We believe we have adequate facilities for our current business operations.

ITEM 3. LEGAL PROCEEDINGS

On February 10, 2009, we instituted a legal proceeding in the form of a review application in the High Court of South Africa (Transvaal Provincial Division) against the Chief Executive Officer of SASSA, in his capacity as such. Various other parties were also cited as respondents, by virtue of them being interested parties. These parties have a right to defend the application, but elected not to do so. In the proceeding, we are seeking to have the Court review and set aside the October 31, 2008 decision of the Chief Executive Officer to make no tender award and terminate the procurement process in respect of SASSA Tender 19/06/BS. The Chief Executive Officer has entered a notice of intention to defend and is obliged to provide us with the entire record of proceedings leading up to the decision. We cannot predict the outcome of this legal proceeding.

There are no other material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or of which any of our property is the subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of our security holders during the fourth quarter of the year ended June 30, 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on The Nasdaq Global Select Market, or Nasdaq, in the United States under the symbol "UEPS" and on the JSE Limited, or JSE, in South Africa under the symbol "NT1." The Nasdaq is our principal market for the trading of our common stock.

The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by Nasdaq.

Period	High	Low
Quarter ended September 30, 2007	$27.98	$21.25
Quarter ended December 31, 2007	$33.82	$27.18
Quarter ended March 31, 2008	$31.60	$22.41
Quarter ended June 30, 2008	$29.92	$22.45
Quarter ended September 30, 2008	$27.99	$18.58
Quarter ended December 31, 2008	$22.93	$8.21
Quarter ended March 31, 2009	$15.76	$10.93
Quarter ended June 30, 2009	$18.01	$11.93

Our transfer agent in the United States is The Bank of New York Mellon, One Wall Street, New York, New York, 10286. According to the records of our transfer agent, as of August 12, 2009, there were 27 shareholders of record of our common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers, and other financial institutions. Our transfer agent in South Africa is Link Market Services South Africa (Pty) Ltd, 16th Floor, 11 Diagonal Street, Johannesburg, 2001, South Africa.

Dividends

We have not paid any dividends on our shares of common stock during our last two fiscal years and presently intend to retain future earnings to finance the expansion of the business. We do not anticipate paying any cash dividends in the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

Issuer Purchases of Equity Securities

The table below presents information relating to purchases of our common stock during the fourth quarter of fiscal 2009:

Period	Total number of shares purchased (a)	Average price paid per share (US dollars) (b)	Total number of shares purchased as part of publically announced plans or programs (c)	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs (d)
May 2009	579,229	13.04	579,229	$17,697,643
June 2009	621,878	13.47	621,878	$9,321,849
Total	1,201,107		1,201,107	

The table below presents our common stock purchased during fiscal 2009 per quarter:

Period	Total number of shares purchased	Average price paid per share (US dollars)
First	-	-
Second	2,420,140	10.23
Third	-	-
Fourth	1,201,107	13.26
Total fiscal 2009	3,621,247	11.24

Share performance graph

The chart below compares the five-year cumulative return, assuming the reinvestment of dividends, where applicable, on our common stock with that of the S&P 500 Index and the NASDAQ Industrial Index. This graph assumes $100 was invested on June 30, 2004, in each of our common stock, the S&P 500 companies, and the companies in the NASDAQ Industrial Index.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
(AMONG NET 1, THE S&P 500 INDEX AND THE NASDAQ INDUSTRIAL INDEX)
250
200
150
100
50
-
DOLLARS
Net 1
S&P 500 Index
NASDAQ Industrial Index
2004
2005
2006
2007
2008
2009
FISCAL YEAR ENDED JUNE 30

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read together with Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8 - "Financial Statements and Supplementary Data."

Consolidated Statements of Operations Data

(in thousands, except per share data)

	Year Ended June 30				
	2009	**2008**	**2007**	**2006**	**2005**
Revenue	$246,822	$254,056	$223,968	$196,098	$176,290
Cost of goods sold, IT processing, servicing and support(1)	70,091	67,486	54,417	50,619	50,682
Selling, general and administrative(1)	64,833	65,362	61,625	48,627	45,897
Depreciation and amortization	17,082	10,822	11,050	5,710	6,591
Costs related to public offering and Nasdaq listing	-	-	-	1,529	1,817
Profit on sale of microlending business	455	-	-	-	-
Impairment of goodwill(2)	1,836	-	-	-	-
Operating income	93,435	110,386	96,876	89,613	71,303
Foreign exchange gain related to short-term investment(3)	26,657	-	-	-	-
Interest income, net	10,828	15,722	4,401	5,889	2,389
Income before income taxes	130,920	126,108	101,277	95,502	73,692
Income tax expense(4)	42,744	39,192	37,574	36,653	29,666
Income from continuing operations	86,601	86,695	63,679	59,232	44,562
Net income attributable to shareholders	86,601	86,695	63,679	59,232	44,562
Income from continuing operations per share (5):					
Basic	$1.55	$1.52	$1.12	$1.05	$0.81
Diluted	$1.54	$1.50	$1.11	$1.03	$0.80

(1) Financial Accounting Standards Board Statement No. 123(R) (revised 2004), *Share-Based Payment,* was adopted in 2006 in accordance with the modified prospective method and the 2009, 2008 and 2007 data include a charge of $5.0 million, $4.0 million and $0.9 million, respectively, in respect of stock-based compensation. Prior periods were not restated and are therefore not presented on a comparable basis.

(2) We impaired goodwill related to our financial services segment during fiscal 2009.

(3) The foreign exchange gain related to a short-term investment in the form of an asset swap arrangement which matured during fiscal 2009.

(4) Our income tax expense for fiscal 2009 includes the impact of the change in the fully distributed rate from 35.45% in fiscal 2008 to 34.55% in fiscal 2009. Our income tax expense for fiscal 2008 includes the impact of the change in the fully distributed rate from 36.89% in fiscal 2007 to 35.45% in fiscal 2008. The fully distributed rate for fiscal 2007 was 36.89%. Our income tax expense for fiscal 2006 includes the impact of the change in the fully distributed rate from 37.78% to 36.89%. The fully distributed rate for 2005 was 37.78%.

(5) Basic and diluted income from continuing operations was previously restated to reflect a one-for-six reverse stock split effected on June 13, 2005.

Additional Operating Data:
(in thousands, except percentages)

	Year ended June 30,				
	2009	2008	2007	2006	2005
Cash flows provided by operating activities	$106,768	$118,760	$65,466	$75,777	$38,142
Cash flows used in investing activities	107,856	3,903	91,540	5,505	3,397
Cash flows provided by (used in) financing activities	$40,248	$2,864	$3,225	$29,723	$(19)
Operating income margin	38%	43%	43%	46%	40%

Consolidated Balance Sheet Data:
(in thousands)

	As of June 30,				
	2009	2008	2007	2006	2005
Cash and cash equivalents	$220,786	$272,475	$171,727	$189,735	$107,749
Total current assets	290,294	345,734	247,982	240,718	150,664
Goodwill	116,197	76,938	85,871	13,923	14,636
Intangible assets	75,890	22,216	31,609	5,649	7,944
Total assets	499,487	454,071	376,090	269,979	181,754
Total current liabilities	77,809	76,503	54,698	43,123	34,353
Total debt	4,185	3,766	4,100	-	-
Total shareholders' equity	$373,217	$340,328	$281,073	$209,010	$137,002

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Item 6 — "Selected Financial Data" and Item 8 — "Financial Statements and Supplementary Data." In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See " 1A. Risk Factors."

Overview

We provide a smart-card based alternative payment system for the unbanked and underbanked populations of developing economies. We believe that we are the first company worldwide to implement a system that can enable the estimated four billion people who generally have limited or no access to a bank account to enter affordably into electronic transactions with each other, government agencies, employers, merchants and other financial service providers. Our UEPS uses secure smart cards that operate in real-time but offline, unlike traditional payment systems offered by major banking institutions that require immediate access through a communications network to a centralized computer. This offline capability means that users of our system can enter into transactions at any time with other card holders in even the most remote areas so long as a smart card reader, which is often portable and battery powered, is available. Our off-line systems also offer the highest level of availability and affordability by removing any elements that are costly and are prone to outages. In addition to effecting purchases, cash-backs and any form of payment, our system can be used for banking, health care management, international money transfers, voting and identification.

We also develop and provide secure transaction solutions and services for first world markets. Our core competencies around secure online transaction processing, switching, cryptography and integrated circuit card technologies provide us with the building blocks to develop secure end-to-end payment solutions for a wide range of electronic commerce and financial transactions through which we generate fees.

Our technology is widely used in South Africa today, where we distribute pension and welfare payments to over 3.5 million beneficiaries in five of South Africa's nine provinces, process nearly 65% of retail payment transactions through our EasyPay system and provide mobile telephone top-up transactions for two of South Africa's three mobile carriers. During the past several years, we have expanded our business to a number of markets outside South Africa, including other countries on the African continent, Russia and other members of the CIS, the Middle East, Asia and Latin America. We describe these international expansion efforts in detail under "Business."

Sources of Revenue

We generate our revenues by charging transaction fees to government agencies, merchants and financial service providers, by providing loans and insurance products and by selling hardware, licensing software and providing related technology services.

We have structured our business and our business development efforts around four related but separate approaches to deploying our technology. In our most basic approach, we act as a supplier, selling our equipment, software, and related technology to a customer. As an example, in Ghana, we sold a complete UEPS to the Central Bank, which owns and operates the resulting transaction settlement system. The revenue and costs associated with this approach are reflected in our Hardware, software and related technology sales segment.

We have found that we have greater revenue and profit opportunities, however, by acting as a service provider instead of a supplier. In this approach we own and operate the UEPS ourselves, charging one-time and on-going fees for the use of the system either on a fixed or ad valorem basis. This is the case in South Africa, where we distribute welfare grants on behalf of the South African government and wages on behalf of employers on a fixed fee basis, but charge a fee on an ad valorem basis for goods and services purchased using our smart card. The revenue and costs associated with this approach are reflected in our Smart card accounts, Transaction-based activities and Financial services segments. We have adopted a variation of this approach in Iraq, where we operate a UEPS system on an outsourced basis on behalf of a consortium consisting of the Iraqi government and local Iraqi banks, in return for transaction fees based on the volume and value of transactions processed through the system. Most significantly, we are focusing on migrating BGS' business model from a product-based model which relies on selling systems to customers to a services-based model which focuses on generating recurring revenue from the cardholder base through transaction-based fees and provision of other products and services.

Because our smart cards are designed to enable the delivery of more advanced services and products, we are also willing to supply those services and products directly where the profit potential is compelling. For instance, we provide short-term UEPS-based loans to our smart card holders. This is an example of the third approach that we have taken. Here we can act as the principal in operating a business that can be better delivered through our UEPS. We can also act as an agent, for instance, in the provision of insurance policies. In both cases, the revenue and costs associated with this approach are reflected in our Financial services segment.

Finally, we have entered into business partnerships or joint ventures to introduce our UEPS and VTU solutions to new markets such as Botswana, Namibia, Nigeria, Colombia and Vietnam. In these situations, we take an equity position in the business while also acting as a supplier of technology. In evaluating these types of opportunities, we seek to maintain a highly disciplined approach, carefully selecting partners, participating closely in the development of the business plan and remaining actively engaged in the management of the new business. In most instances, the joint venture or partnership has a license to use the UEPS in the specific territory, including the back-end system. We account for our equity investments using the equity method. When we equity-account these investments, we are required under US GAAP to eliminate our share of the net income generated from sales of hardware and software to the investee. We recognize this net income from these during the period in which the hardware and software is utilized in the investee's operations, or has been sold to third party customers, as the case may be.

We believe that this flexible approach enables us to drive adoption of our solution while capturing the value created by the implementation of our technology.

Business Developments during Fiscal 2009

South Africa

New SASSA contract

We have entered into a new one year contract with the South African Social Security Agency, or SASSA, for the payment of social welfare grants in the five provinces where we currently provide a grant payment service. The new contract commenced on April 1, 2009 and expires on March 31, 2010. SASSA received special approval from the South African National Treasury Department to enter into new agreements with us and the other current service providers for a twelve month period without conducting a tender process. Our current contract with SASSA expires on March 31, 2010, but may be extended if SASSA has not completed a new tender process prior to expiration.

The new contract contains a standard pricing formula for all provinces based on a transaction fee per beneficiary paid regardless of the number or amount of grants paid per beneficiary, calculated on a guaranteed minimum number of beneficiaries per month. Under our previous contracts, depending on the province, we received either a fee per grant distributed, or per beneficiary paid, or as a percentage of the total grant amount distributed. In addition, commencing with the May 2009 pay cycle, SASSA has now assumed responsibility for the pre-funding of all social welfare grants. We continue to pre-fund certain merchants who facilitate the distribution of grants through our merchant acquiring system.

We do not expect that the new contract will materially affect our future results of operations since the reduced pricing should be offset by the guaranteed minimum number of beneficiaries per month and the increased interest income we expect to receive as a result of the elimination of our pre-funding requirement. For more information regarding our contract with SASSA, refer to discussion under "Item 1A. Risk Factors."

Progress of wage payment implementation

The rollout of our wage payment system has taken a considerable amount of time during which we and the bank completed installation and integration of the required technological platforms, which included achieving interoperability of the card with EMV and obtaining MasterCard certification. In addition, Grindrod Bank joined the South African Payment System and various payment clearing houses and both we and the bank developed products, pricing and marketing strategy. We have also concluded agreements with the relevant financial service providers to ensure that we offer our customer base a complete suite of financial solutions.

We officially launched the wage payment system in the KwaZulu-Natal province in May 2008 and we have successfully implemented several systems with smaller employers in the area, mainly in the agricultural sector. During the first quarter of fiscal 2009, we entered into an agreement with our first major corporate customer, which is the largest provider of security and guarding services in South Africa and employs approximately 30,000 people. We are currently negotiating additional agreements to provide our wage payment system with larger employers and with established agents who will act as originators of bank accounts in the communities and industries where they have established relationships.

Merger and Acquisition Activities in South Africa

During the third quarter of fiscal 2009, we sold our traditional microlending business to Finbond Property Finance Limited, a JSE-listed company which operates a microlending business in South Africa and in connection therewith, we acquired a 22% shareholding in Finbond. After the acquisition, Finbond now has approximately 179 branches. Finbond has agreed to install our UEPS technology and POS devices at its branches for the marketing of pre-paid electricity, pre-paid cell phone air time and bill payments. In addition, Finbond will utilize its branch and broker network to market our wage payment and EasyPay bill payment solutions. In early July 2009, we began installation of POS devices at select Finbond branches.

During the fourth quarter of fiscal 2009, we acquired all the stock of RMT Systems (Proprietary) Limited, a South African private company for $1.4 million in cash. RMT Systems is one of the three approved vendors of prepaid electricity in the greater Cape Town area in South Africa. We intend to integrate this offering into our EasyPay value added services offering.

Proposed Abolishment of Secondary Taxation on Companies

On February 21, 2007, the South African Minister of Finance announced in his National Budget speech that the National Government intends to phase out Secondary Taxation on Companies, or STC, and introduce a dividend tax at a shareholder level. Currently, South African companies are required to pay STC at a rate of 10.00% on dividends distributed, subject to certain exemptions. If a dividend tax is introduced South African companies will no longer be liable to pay STC and the shareholder will be liable to pay the dividend tax. Treaty relief would be available for foreign shareholders.

The conversion to a dividend tax is expected during calendar 2011. We can not reasonably determine whether the conversion to a dividend tax will be enacted as proposed and we will comply with that new tax legislation once it has been enacted. If the announcements made by the South African Minister of Finance in his National Budget speeches regarding the second phase are enacted, under current enacted tax legislation, we expect the proposed replacement of STC with a dividend tax to reduce our current fully distributed rate of 34.55% to 28% in South Africa. Under US GAAP, we apply the fully distributed tax rate of 34.55% to our deferred taxation assets and liabilities. We have not yet determined whether we would qualify for the treaty relief available to foreign shareholders.

Included in our earnings for fiscal 2009, is deferred income tax expense of approximately $8.8 million (ZAR 78.7 million) related to the application of the fully distributed rate of 34.55% compared with the South African statutory rate of 28% to our Income before income taxes. The following table illustrates the effect on our June 30, 2009, income tax expense, earnings per share and net deferred tax liability as if the conversion to a dividend tax described above had been enacted on July 1, 2008:

Table 1

	Year ended June 30, 2009	
	Actual **$ '000**	**Illustrative effect[(1)]** **$ '000**
Fully distributed tax rate	34.55%	28.00%
Income tax expense before change in fully distributed tax rate	$46,200	$37,393
Reduction in income tax expense resulting from change in fully distributed rate during fiscal 2009[(2)]	(3,456)	-
Income tax expense	$42,744	$37,393
Net deferred tax liability reversal to net income [(2)]	-	$31,513
Basic earnings per share, in $	1.55	1.70
Net deferred tax liability (asset) as at June 30, 2009	$29,455	$(2,058)

(1) Illustrates the abolishment of STC had this been enacted on July 1, 2008. Accordingly, the fully distributed rate decreases from 34.55% (effective as at July 1, 2008) to 28%. All South African deferred tax assets and liabilities would then be measured at 28% which would result in a reversal of a portion of the net deferred tax liabilities recognized.

(2) On July 22, 2008, a change in the corporate rate of taxation for South African companies was promulgated, reducing the enacted tax rate to 34.55% for the year ended June 30, 2009.

(3) The net deferred tax liability reversal to net income represents the portion of the net deferred tax liability rate adjustment as of June 30, 2009, translated at rates applicable as of June 30, 2009, assuming the fully distributed tax rate is 28%.

As discussed above, we can not reasonably determine whether, or when, the conversion to a dividend tax amendments will be enacted as proposed and what the ultimate effect on our reported earnings will be.

Outside South Africa

Merger and Acquisition Activities

In the first quarter of fiscal 2009, we acquired 80.1% of BGS Smartcard Systems AG, or BGS, an Austrian private company that provides smart card-based payment systems to banks, enterprises and government authorities in Russia, Ukraine, Uzbekistan, India and Oman. We believe that the acquisition of BGS offers us multiple strategic benefits, including increasing our revenues from providing our financial services and value-added products to a new cardholder base; enhancing our product offering by leveraging our technology platforms and IT development resources; increasing the depth of our management team with the addition of experienced executives; and accelerating the rollout of UEPS in Russia and other new territories. BGS' operations are highly seasonal, with its second and fourth quarters typically being its most profitable and its first and third quarters generally the weakest. During the 2009 fiscal year BGS generated a majority of its revenues and operating income during the second quarter. While BGS currently derives most of its revenues from sales of systems, which we reflect in our Hardware, software and related technology sales segment, we are focused on migrating BGS' business model to a services-based model which focuses on generating recurring revenue from the cardholder base through transaction-based fees and provision of other products and services.

The African Continent and Iraq

During fiscal 2009, we recorded revenue from the performance of software development activities and hardware delivery under our Iraqi contract and from the delivery of hardware, including smart cards, under our contract with the Bank of Ghana. During fiscal 2010, we expect to commence generating license fees under these contracts and to sell additional smart cards and perform revenue-generating maintenance services to the Bank of Ghana.

In February 2009, SmartSwitch Namibia signed an agreement with the Government Insurance Pension Fund in Namibia. Enrolment of the systems is expected to commence in the second quarter of fiscal 2010 and SmartSwitch Namibia expects to generate revenues related to this agreement in the third quarter of fiscal 2010. Negotiations are currently underway with other financial institutions and companies that wish to participate as customers of SmartSwitch Namibia. SmartSwitch Namibia is currently expanding its offering to include medical identification and life insurance sales and premium collection. Negotiations with the service providers are at an advanced stage. We expect the suite of smart card applications to include banking, retail, money transfers, third party bill payments, wages and social security grants.

During fiscal 2009, SmartSwitch Botswana commenced registration of food voucher recipients under the tender granted by the Department of Social Services in Botswana. SmartSwitch Botswana commenced paying recipients of food voucher grants using our UEPS technology in April 2009. We expect SmartSwitch Botswana to generate transaction fees during fiscal 2010 from the payment of food voucher grants.

SmartSwitch Nigeria has entered into a contract with the River State government for the distribution of funds using our UEPS technology. The system went live during the fourth quarter of 2009 and currently there are 13,000 card holders in the River State using our technology.

Net1 Virtual Card

During fiscal 2009, we established a marketing office for our Virtual Card product in Dallas, Texas. The Virtual Card technology was successfully demonstrated in a live environment and our marketing team has introduced the concept to a number of prospective partners, including mobile operators, banks and card associations.

Operating Segments

We analyze our business and operations in terms of four inter-related but independent operating segments: (1) transaction-based activities, (2) smart card accounts, (3) financial services, and (4) hardware, software and related technology sales. In addition, corporate and corporate office activities that are impracticable to ascribe directly to any of the other operating segments, as well as any inter-segment eliminations are included in corporate/ eliminations. See Note 19 to our consolidated financial statements for further information about our operating segments.

Transaction-Based Activities

The transaction-based activities operating segment consists primarily of our contracts to distribute social welfare payments in South Africa through our subsidiary Cash Paymaster Services (Proprietary) Limited, or CPS, and its operating subsidiaries and our EasyPay operation. CPS's operating subsidiaries utilize the UEPS technology to administer and distribute social welfare grants in five of South Africa's nine provinces. Revenues from transaction-based activities include all fees that we earn from SASSA and participating retail merchants from recurring UEPS transactions that we process through our back-end system, such as the payment of social welfare grants, debit orders, payment of wages, point of sale spending, distribution of medicine, money transfers and prepayment of utility bills, prepayment of mobile phone airtime and transaction fees from customers of EasyPay. The expenses associated with our provincial contracts transaction-based activities are primarily variable expenses such as security and guarding expenses we incur to help insure the security of the cash we transport and the safety of our employees who transport the cash, banking fees we incur when we withdraw and redeposit cash, insurance and fixed expenses such as salaries and property rental. The expenses associated with our EasyPay transaction-based activities are primarily variable expenses such as data communication charges in order to switch transactions and fixed expenses such as salaries, depreciation of switch fixed assets and property rental.

We experience seasonality in this segment, with revenue in the second quarter being lower than in the other three quarters. Our beneficiaries are able to load their grants onto their cards as soon as the grant payment file is activated, which typically happens during the week preceding the commencement of a calendar month. We recognize the fee revenue related to the distribution of welfare grants when the beneficiaries load the grants to their cards. The general exception to this rule is the January payment cycle, when the activation of the payment file is done on a limited basis at merchant locations only, which results in a lower number of grants distributed during the last week of December. The activation of the payment file for any month also depends on whether the first calendar day of a month is a weekday, or a Saturday, Sunday or public holiday.

Smart Card Accounts

Our smart card accounts operating segment derives revenue from the provision of smart card accounts to our card holders, which currently primarily consist of social welfare grant beneficiaries. As described under "Transaction-Based Activities" above, we provide a smart card account to all social welfare beneficiaries to whom we distribute payments. A portion of the fee we earn for the delivery of the service is for the provision of the smart card account and is therefore included in the smart card accounts operating segment. The fixed costs included in this operating segment are primarily computer equipment-related and personnel costs associated with the operation of the smart card accounts.

Financial Services

Our financial services operating segment derives revenues from providing financial services to card holders through our smart card delivery channel. These financial services consist primarily of short-term loans and life insurance products. We provide the loans ourselves and generate revenue from the service fees charged on these loans. We sell life insurance products on behalf of registered underwriters and earn revenue through the commissions we receive on the sale of policies. The fees we earn for the collection of insurance policy premiums through our debit order system is included in the transaction-based activities operating segment. The fixed expenses associated with the financial services operating segment consist primarily of costs of administrative personnel and depreciation of computer equipment.

We operated a traditional microlending business in South Africa which we sold during the third quarter of fiscal 2009. The business extended short-term loans for periods ranging from 30 days up to four months, with the majority of loans being 30-day loans. The fixed costs associated with this business were primarily office space and salaries.

Hardware, Software and Related Technology Sales

We have developed a range of technological competencies to service our own internal needs and to provide links with our client enterprises. We derive revenues from the hardware, software and related technology sales operating segment by providing to customers the hardware and software required to implement our UEPS or DUET systems. Typical components for a UEPS/ DUET system installation are:

- hardware for the back-end switching and settlement system;
- customization of the UEPS/ DUET software to suit local conditions, including UEPS management system, automated teller machine, or ATM, integration and POS device integration;
- customization of an applications suite to client's specific requirements, such as banking, retail or wage payments;
- ongoing software and hardware support/maintenance; and
- license fees.

Three of our largest customers in this segment are Sberbank (the largest bank in the Russian Federation), the Central Bank of Ghana and Nedbank Limited, one of South Africa's largest banks by asset size. Our transactions with the Central Bank of Ghana during fiscal 2009 and 2008 are discussed above under"—Trends and Material Developments Affecting our Business—International Expansion—Ghana". We have an arrangement with Nedbank relating to the outsourcing of its entire POS device management system, front-end switching Stratus computer platform, development of their software systems, smart cards and POS device maintenance. We also supply hardware to Nedbank in the form of POS devices and card readers on an ad hoc basis.

Included in our hardware, software and related technology sales segment are BGS, UETS, cryptographic solutions, chip and GSM licensing, and POS Solutions.

We also experience seasonality in this segment, as BGS operations are typically most profitable in second and fourth quarters.

Critical Accounting Policies

Our annual financial statements have been prepared in accordance with US GAAP, which requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities. As future events and their effects cannot be determined with absolute certainty, the determination of estimates requires management's judgment based on a variety of assumptions and other determinants such as historical experience, current and expected market conditions and certain scientific evaluation techniques. Management believes that the following accounting policies are critical due to the degree of estimation required and the impact of these policies on the understanding of the results of our operations.

Deferred Taxation

We estimate our tax liability through the calculations done for the determination of our current tax liability when tax returns are filed, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are disclosed on our balance sheet. Management then has to assess the likelihood that deferred tax assets will be recovered from future taxable income. To the extent that we believe recovery is unlikely, we create a valuation allowance. The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income, based on estimates and assumptions. Management has considered future taxable income over a five year forecasting period and ongoing feasible tax strategies in determining the need for the valuation allowance, but in the event that we were to determine that we would be able to realize deferred tax assets in the future, a valuation allowance may not be required which would increase net income in the period that such determination is made.

Stock-based Compensation

Estimates and assumptions required to be made by Statement of Financial Accounting Standards No. 123R, *Share-Based Payment,* or FAS 123R require our management's judgment. FAS 123R requires all share-based compensation to employees to be recognized in the statement of operations based on their respective grant date fair values over the requisite service periods and also requires an estimation of forfeitures when calculating compensation expense. We utilize the Cox Ross Rubinstein binomial model to measure the fair value of stock options granted to employees and directors and recognizes compensation cost on a straight line basis. Option-pricing models require estimates of a number of key valuation inputs including expected volatility, expected dividend yield, expected term and risk-free interest rate. Our management has estimated forfeitures based on historic employee behavior under similar compensation plans. During fiscal 2009, our assumptions regarding volatility changed significantly as a result of general economic conditions and trading prices of our customers and suppliers. Accordingly, the fair value of stock options is affected by the assumptions selected. Stock-based compensation expense from continuing operations was $5.0 million, $4.0 million and $0.9 million for the years ended June 30, 2009, 2008 and 2007, respectively.

Intangible Assets Acquired Through the Acquisition of BGS and Prism

The fair values of the identifiable intangible assets acquired through the acquisition of BGS and Prism were determined by management and guidance provided by FAS 141, *Business Combinations*. During fiscal 2009 and 2007, respectively, BGS and Prism and EasyPay intangible assets were valued separately. The relief from royalty method was used to value Prism and EasyPay trademarks, the multi-period excess earnings was used to value Prism and EasyPay customer relationships, the income approach was used to value BGS customer relationships and the cost approach method was used to value Prism and EasyPay software and unpatented technology. Management was required to make assumptions regarding revenue and cost of sales forecasts, applied contributory asset charges, discount rates, exchange rates, cash tax charges and useful lives.

The valuations were based on information at the time of the acquisition and the expectations and assumptions that have been deemed reasonable by us. No assurance can be given, however, that the underlying assumptions or events associated with such assets will occur as projected. For these reasons, among others, the actual cash flows may vary from forecasts of future cash flows.

Accounts Receivable and Provision for Doubtful Debts

We maintain a provision for doubtful debts related to our hardware, software and related technology sales segment as a result of sales or rental of hardware, support and maintenance services provided or sale of licenses to customers. Our policy is to regularly review the aging of outstanding amounts due from customers and adjust the provision based on management's estimate of the recoverability of the amounts outstanding. Management considers factors including period outstanding, creditworthiness of the customers, past payment history and the results of discussions by our credit department with the customer. We consider this policy to be appropriate taking into account factors such as historical bad debts, current economic trends and changes in our customer payment patterns. Additional provisions may be required should the ability of our customers to make payments when due deteriorate in the future. A significant amount of judgment is required to assess the ultimate recoverability of these receivables, including on-going evaluation of the creditworthiness of each customer.

Research and Development

We account for the development cost of software intended for sale to licensees in accordance with FAS No. 86, *Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, or FAS 86.* FAS 86 requires product development costs to be charged to expenses as incurred until technological feasibility is attained. Technological feasibility is attained when our software has completed system testing and has been determined viable for its intended use. The time between the attainment of technological feasibility and completion of software development has been short. Accordingly, we did not capitalize any development costs during the years ended June 30, 2009, 2008 or 2007, particularly because the main part of our development is the enhancement and upgrading of existing products.

We account for the costs to develop software for our internal use in accordance with Statement of Position 98-1 *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, or SOP 98-1, issued by the American Institute of Certified Public Accountants. SOP 98-1 requires these costs to be expensed as incurred, except to the extent that these costs are incurred during the application development stage. All other costs including those incurred in the project development and post-implementation stages are expensed as incurred.

A significant amount of judgment is required to separate research costs, new development costs and ongoing development costs based as the transition between these stages. A multitude of factors need to be considered by management, including an assessment of the state of readiness of the software and the existence of markets for the software. The possibility of capitalizing development costs in the future, within the criteria set by FAS 86 or SOP 98-1, may have a material impact on the group's profitability in the period when the costs are capitalized, and in subsequent periods when the capitalized costs are amortized.

Revenue Recognition – System Implementation Projects

We undertake smart card system implementation projects. The hardware and software installed in these projects are in the form of customized systems, which ordinarily involve modification to meet the customer's specifications. Software delivered under such arrangements is available to the customer permanently, subject to the payment of annual license fees. Revenue for such arrangements is recognized under the percentage of completion method, except for annual license fees, which are recognized in the period to which they relate. Up-front and interim payments received are recorded as client deposits until customer acceptance. During fiscal 2009 and 2007, we did not recognize any revenue using the percentage of completion method. For fiscal 2008, we recognized revenue of approximately $14.2 million using the percentage of completion method related to a contract with the Central Bank of Ghana.

Recent Accounting Pronouncements

Recent accounting pronouncements adopted

Refer to Note 2 of our consolidated financial statements for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on financial condition, results of operations and cash flows.

Recent accounting pronouncements not yet adopted as of June 30, 2009

Refer to Note 2 of our consolidated financial statements for a full description of recent accounting pronouncements not yet adopted as of June 30, 2009, including the expected dates of adoption and effects on financial condition, results of operations and cash flows.

Currency Exchange Rate Information

Actual exchange rates

The actual exchange rates for and at the end of the periods presented were as follows:

Table 2	Year ended June 30,		
	2009	2008	2007
ZAR : $ average exchange rate	9.0484	7.3123	7.2188
Highest ZAR : $ rate during period......	11.8506	8.2440	7.9748
Lowest ZAR : $ rate during period	7.1556	6.4262	6.7193
Rate at end of period	7.8821	7.9645	7.0760



ZAR: US $ Exchange Rates
ZAR: US $
12
11.5
11
10.5
10
9.5
9
8.5
8
7.5
7
6.5
6
5.5
5
4.5
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
Jun 30
Jul 31
Aug 31
Sep 30
Oct 31
Nov 30
Dec 31
Jan 31
Feb 28
Mar 31
Apr 30
May 31
Jun 30
Fiscal 2007
Fiscal 2008
Fiscal 2009

Translation exchange rates

We are required to translate our results of operations from ZAR to US dollars on a monthly basis. Thus, the average rates used to translate this data for the years ended June 30, 2009, 2008 and 2007, vary slightly from the averages shown in the table above. The translation rates we use in presenting our results of operations are the rates shown in the following table:

Table 3	Year ended June 30,		
	2009	2008	2007
Income and expense items: $1 = ZAR .	8.9397	7.2905	7.2100
Balance sheet items: $1 = ZAR............	7.8821	7.9645	7.0760

Results of Operations

The discussion of our consolidated overall results of operations is based on amounts as reflected in our audited consolidated financial statements which are prepared in accordance with US GAAP. Our discussion analyzes our results of operations both in US dollars, as presented in the consolidated financial statements, and supplementally in ZAR, because ZAR is the functional currency of the entities which contribute the majority of our profits and is the currency in which the majority of our transactions are initially incurred and measured. Due to the significant impact of currency fluctuations between the US dollar and ZAR on our reported results and because we use the US dollar as our reporting currency, we believe that the supplemental presentation of our results of operations in ZAR is useful to investors to understand the changes in the underlying trends of our business. Our results of operations for the year ended June 30, 2008 and 2007, do not reflect the operations of BGS as we completed that acquisition in September 1, 2008. BGS's operations are included in our consolidated financial statements from September 1, 2008.

Fiscal 2009 Compared to Fiscal 2008

The following factors contributed significantly to the comparability of our results of operations for the 2009 and 2008 fiscal years:

- weakening of the ZAR, our functional currency, against the US dollar, our reporting currency, which had a negative impact on our fiscal 2009 revenues and net income in US dollars;
- one-time foreign exchange gain recorded in fiscal 2009 related to the asset swap we entered into during the period that the short-term loan to acquire BGS was to remain outstanding;
- revenue and intangible asset amortization related to our acquisition of BGS during the first quarter of fiscal 2009;
- revenues from our Ghana contract which were primarily recorded in fiscal 2008; and
- increased stock-based compensation charges for fiscal 2009 resulting from stock options granted in August 2008 and May 2009.

Consolidated overall results of operations

This discussion is based on the amounts which were prepared in accordance with US GAAP.

The following tables show the changes in the items comprising our statements of operations, both in US dollars and in ZAR:

Table 4	**In United States Dollars (US GAAP)**		
	Year ended June 30,		
	2009 $ '000	**2008 $ '000**	**% change**
Revenue	246,822	254,056	(3)%
Cost of goods sold, IT processing, servicing and support	70,091	67,486	4%
Selling, general and administration	64,833	65,362	(1)%
Depreciation and amortization	17,082	10,822	58%
Profit on sale of microlending business	455	-	
Impairment of goodwill	1,836	-	
Operating income	93,435	110,386	(15)%
Foreign exchange gain related to short-term investment	26,657	-	
Interest income, net	10,828	15,722	(31)%
Income before income taxes	130,920	126,108	4%
Income tax expense	42,744	39,192	9%
Income before minority interest and loss from equity-accounted investments	88,176	86,916	1%
Minority interest	701	(815)	(186)%
Loss from equity-accounted investments	(874)	(1,036)	(16)%
Net income	86,601	86,695	0%

Table 5

	In South African Rand (US GAAP)		
	Year ended June 30,		
	2009 ZAR '000	2008 ZAR '000	% change
Revenue	2,206,512	1,852,188	19%
Cost of goods sold, IT processing, servicing and support	626,592	492,005	27%
Selling, general and administration	579,587	476,520	22%
Depreciation and amortization	152,708	78,897	94%
Profit on sale of microlending business	4,068	-	
Impairment of goodwill	16,413	-	
Operating income	835,280	804,766	4%
Foreign exchange gain related to short-term investment	238,306	-	
Interest income, net	96,799	114,621	(16)%
Income before income taxes	1,170,385	919,387	27%
Income tax expense	382,118	285,728	34%
Income before minority interest and loss from equity-accounted investments	788,267	633,659	24%
Minority interest	6,267	(5,942)	
Loss from equity-accounted investments	(7,813)	(7,553)	3%
Net income	774,187	632,048	22%

Analyzed in ZAR, the increase in revenue and cost of goods sold, IT processing, servicing and support for fiscal 2009 was primarily due to the higher volumes in our transaction-based activities and a greater number of UEPS-based smart card holders and the acquisition of BGS.

Our operating income margin decreased to 38% from 43% mainly as a result of the decrease in contribution from our hardware, software and related technology sales segment, which generates a lower margin than our transaction-based activities segment; increased intangible asset amortization related to the BGS and RMT acquisitions and increases in goods and services purchased from third parties, including the effects of the increase in inflation in South Africa, and stock-based compensation charges.

During fiscal 2009 we sold our traditional microlending business and recognized a profit of approximately $0.5 million (ZAR 4.1 million).

Selling, general and administration expenses increased primarily due to the stock-based compensation charge related to the options and restricted stock awarded in the first and fourth quarters of fiscal 2009, increases in goods and services purchased from third parties, including the effects of the increase in inflation in South Africa and expenses of $0.5 million related to our JSE listing.

Our direct costs of maintaining a listing on Nasdaq and obtaining a listing on the JSE, as well as compliance with the Sarbanes-Oxley Act of 2002, or Sarbanes, particularly Section 404 of Sarbanes, includes independent directors' fees, legal fees, fees paid to Nasdaq, our compliance officer's salary, fees paid to consultants who assist with Sarbanes compliance, fees paid to the JSE and consultants and advisors assisting with the JSE listing, and fees paid to our independent accountants related to the audit and review process. This has resulted in expenditures of $2.1 million (ZAR 18.7 million) and $1.9 million (ZAR 13.8 million) during fiscal 2009 and 2008, respectively.

Depreciation and amortization and deferred tax expenses increased during fiscal 2009 primarily as a result of the BGS and RMT acquisitions, as summarized in the tables below:

Table 6

	Year ended June 30,	
	2009	**2008**
	$ '000	**$ '000**
Amortization included in depreciation and amortization expense:	12,387	5,460
Prism acquisition	4,453	5,460
RMT acquisition	450	-
BGS acquisition	7,484	-
Deferred tax included in income tax expense:	3,515	1,907
Prism acquisition	1,515	1,907
RMT acquisition	126	-
BGS acquisition	1,874	-

Table 7

	Year ended June 30,	
	2009	**2008**
	ZAR '000	**ZAR '000**
Amortization included in depreciation and amortization expense:	110,734	39,805
Prism acquisition	39,805	39,805
RMT acquisition	4,024	-
BGS acquisition	66,905	-
Deferred tax included in income tax expense:	31,420	13,902
Prism acquisition	13,540	13,902
RMT acquisition	1,127	-
BGS acquisition	16,753	-

Property, plant and equipment acquired to provide administration and distribution services to our customers is depreciated over the shorter of expected useful life and the contract period with the provincial government. Through June 30, 2009, we were in an extension phase with all our contracts thus and the majority of our property, plant and equipment related to the administration and distribution of social welfare grants had been written off in prior periods. Accordingly, depreciation expense related to these activities decreased during fiscal 2009 compared with fiscal 2008. This reduction in depreciation was partially offset by the increase in depreciation related to new back-end processing computers and our participating merchant POS terminals.

We recognized a one-time foreign exchange gain of $26.7 million (ZAR 238.3 million) during fiscal 2009 resulting from an asset swap arrangement we entered into in August 2008.

Interest on surplus cash decreased to $20.3 million (ZAR 181.4 million) from $27.4 million (ZAR 199.7 million). The decrease in interest on surplus cash held in South Africa was due to a lower average daily ZAR cash balance resulting from the BGS acquisition, offset by higher deposit rates resulting from the adjustment in the South African prime interest rate from an average of approximately 14.21% per annum for fiscal 2008 to 14.32% per annum for fiscal 2009.

Included in interest expense is the facility fee of approximately $1.1 million (ZAR 9.7 million) that we paid to the lender under the short-term loan we obtained to fund the BGS acquisition and approximately $0.8 million (ZAR 7.3 million) interest on the loan. Excluding the impact of the facility fee and interest, finance costs decreased to $7.6 million (ZAR 67.6 million) from $11.7 million (ZAR 85.3 million) due to the elimination of our pre-funding requirements in April 2009.

Total tax expense increased to $42.7 million (ZAR 382.1 million) from $39.2 million (ZAR 285.7 million). Deferred tax assets and liabilities are measured utilizing the enacted fully distributed tax rate. Accordingly, a reduction in the fully distributed tax rate from 35.45% to 34.55% during fiscal 2009 resulted in lower deferred tax assets and liabilities and the net change of $3.5 million (ZAR 26.5 million) is included in income tax expense. In ZAR, without giving effect to the change in our fully-distributed tax rate, our total tax expense increased, primarily due to the foreign exchange gain discussed above. Our effective tax rate increased to 32.7% from 31.0%, primarily due to an increase in non-deductible expenses, including stock-based compensation charges, and taxable deemed dividends in the United States offset by non-taxable gains on the sale of our traditional microlending business and foreign tax credits generated during fiscal 2009.

Loss from equity-accounted investments for fiscal 2009 and 2008 was $0.9 million (ZAR 7.8 million) and $1.0 million (ZAR 7.6 million), respectively.

Results of operations by operating segment

The composition of revenue and the contributions of our business activities to operating income are illustrated below.

Table 8

	In United States Dollars (US GAAP)				
	Year ended June 30,				
Operating Segment	**2009 $ '000**	**% of total**	**2008 $ '000**	**% of total**	**% change**
Consolidated revenue:					
Transaction-based activities	148,399	60%	153,444	60%	(3)%
Smart card accounts	29,576	12%	35,914	14%	(18)%
Financial services	5,430	2%	8,251	3%	(34)%
Hardware, software and related technology sales	63,417	26%	56,447	23%	12%
Total consolidated revenue	246,822	100%	254,056	100%	(3)%
Consolidated operating income (loss):					
Transaction-based activities	83,509	89%	84,229	76%	(1)%
Operating income before amortization	85,404		86,000		(1)%
Amortization of intangible assets	(1,895)		(1,771)		7%
Smart card accounts	13,442	14%	16,325	15%	(18)%
Financial services	(34)	-%	1,935	2%	(102)%
Operating income before profit on sale of microlending business and impairment of goodwill	1,347		1,935		(30)%
Profit on sale of microlending business and impairment of goodwill	(1,381)		-		
Hardware, software and related technology sales	5,498	6%	11,708	11%	(53)%
Operating income before amortization	15,990		15,397		4%
Amortization of intangible assets	(10,492)		(3,689)		184%
Corporate/eliminations	(8,980)	(9)%	(3,811)	(4)%	136%
Total consolidated operating income	93,435	100%	110,386	100%	(15)%

Table 9

	In South African Rand (US GAAP)				
	Year ended June 30,				
Operating Segment	**2009 ZAR '000**	**% of total**	**2008 ZAR '000**	**% of total**	**% change**
Consolidated revenue:					
Transaction-based activities	1,326,641	60%	1,118,679	60%	19%
Smart card accounts	264,400	12%	261,830	14%	1%
Financial services	48,543	2%	60,154	3%	-19%
Hardware, software and related technology sales	566,928	26%	411,525	23%	38%
Total consolidated revenue	2,206,512	100%	1,852,188	100%	19%
Consolidated operating income (loss):					
Transaction-based activities	746,545	89%	614,069	76%	22%
Operating income before amortization	763,483		626,984		22%
Amortization of intangible assets	(16,938)		(12,915)		31%
Smart card accounts	120,167	14%	119,017	15%	1%
Financial services	(304)	-%	14,107	2%	(102)%
Operating income before profit on sale of microlending business	12,041		14,107		(15)%
Loss of sale of microlending business	(12,345)		-		
Hardware, software and related technology sales	49,150	6%	85,357	11%	(42)%
Operating income before amortization	142,946		112,247		27%
Amortization of intangible assets	(93,796)		(26,890)		249%
Corporate/eliminations	(80,278)	(9)%	(27,784)	(4)%	189%
Total consolidated operating income	835,280	100%	804,766	100%	4%

Transaction-based activities

The increases in revenue and operating income were primarily due to higher average revenue per grant paid in all provinces where we provide a welfare distribution service, higher volumes from four of our provincial contracts, continued adoption of our merchant acquiring system in the provinces where we distribute welfare grants and increased transacting ability at participating retailers' POS devices in these provinces. We discuss these factors in more detail below.

Revenues for transaction-based activities include the transaction fees we earn through our merchant acquiring system and reflect the elimination of inter-company transactions.

The revenue and operating loss, inclusive of intangible asset amortization of $0.5 million, of RMT is included in our fiscal 2009 results.

Operating income margin of our transaction-based activities increased to 56% from 55% mainly as a result of the price increases described above, partially offset by continued inflationary increases in our cost components.

Continued adoption of our merchant acquiring system:

We have installed our POS terminals in those merchant locations we deem the most important to service the bulk of our cardholder base. The productivity of the existing terminal base continues to improve, as is evident from the increase in the number of transactions processed per POS terminal installed. We believe that the existing terminal base and number of participating UEPS retail locations has reached or is close to saturation and do not expect significant growth in the future. The acquisition of EasyPay provides us with potential access to an existing terminal base of approximately 50,000 customer-owned terminals, the majority of which are situated in retailers in the urban and semi-urban areas of South Africa. These 50,000 terminals were acquired from Prism in prior periods and are owned by the retailers. In order for these terminals to become UEPS enabled, we will need to equip these terminals with biometric readers and install our UEPS software. We have already successfully demonstrated the integration of the biometric readers to the major retailers and we are currently negotiating the commercial terms and conditions of implementing the biometric solution.

During the first quarter of fiscal 2009 we performed an extensive exercise to identify those merchants that had contracted to participate in our merchant acquiring system and had an installed but unused POS device. After discussions with these merchants a number of them cancelled their contracts to participate in our merchant acquiring system. In addition, we have implemented procedures to identify merchants that are abusing our merchant acquiring system. If a merchant is identified as abusing the merchant acquiring system, its contract is terminated and its equipment is removed. However, these contract cancellations and terminations have had no impact on the number of grants paid through our merchant acquiring system. Excluding the impact of the cancellations and terminations during fiscal 2009, the increase in the number of POS devices since June 2008 is due to increased rental or purchase of POS devices by current merchants requesting additional equipment and new merchants joining our UEPS merchant acquiring system.

The key statistics and indicators of our merchant acquiring system on a quarterly basis during the last 18 months in each of the South African provinces where we distribute social welfare grants are summarized in the table below):

Table 10

	Three months ended					
	Mar. 31, 2008	**Jun. 30, 2008**	**Sept. 30, 2008**	**Dec. 31, 2008**	**Mar. 31, 2009**	**Jun. 30, 2009**
Total POS devices installed	4,222	4,394	4,170	4,182	4,263	4,427
Number of participating UEPS retail locations	2,468	2,454	2,382	2,385	2,391	2,422
Value of transactions processed through POS devices during the quarter (1) (in $ '000)	264,525	287,725	319,410	269,425	276,947	341,270
Value of transactions processed through POS devices during the completed pay cycles for the quarter (2) (in $ '000)	268,085	279,390	293,899	253,967	278,685	345,511
Value of transactions processed through POS devices during the quarter (1) (in ZAR '000)	1,996,072	2,243,592	2,486,912	2,550,082	2,758,391	2,818,276
Value of transactions processed through POS devices during the completed pay cycles for the quarter (2) (in ZAR '000)	2,022,938	2,178,596	2,288,288	2,496,496	2,775,707	2,853,303
Number of grants paid through POS devices during the quarter (1)	3,910,667	4,158,161	4,543,147	4,383,642	4,690,822	4,623,666
Number of grants paid through POS devices during the completed pay cycles for the quarter (2)	3,979,363	4,030,571	4,208,634	4,328,107	4,769,010	4,676,460
Average number of grants processed per terminal during the quarter (1)	917	965	1,061	1,050	1,111	1,064
Average number of grants processed per terminal during the completed pay cycles for the quarter (2)	933	936	983	1,036	1,129	1,076

(1) Refers to events occurring during the quarter (i.e., based on three calendar months).
(2) Refers to events occurring during the completed pay cycle.

The following chart presents the number of POS devices installed and the average spend per POS device, *per pay cycle and calendar month*, during the 18 month period ended June 30, 2009:



POS installations and utilization per POS
Spend per POS (ZAR)
Number of POS
360,000
310,000
260,000
210,000
160,000
110,000
60,000
4,450
4,400
4,350
4,300
4,250
4,200
4,150
4,100
4,050
4,000
Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09
Average spend per POS - paycycle
Average spend per POS - calendar month
Number of POS devices installed
Trend (Average spend per POS - calendar month)
Trend (Average spend per POS - paycycle)

The following chart presents the growth in the value of loads at merchant locations processed through our installed base of POS devices, *per pay cycle and calendar month*, during the 18 month period ended June 30, 2009:



Loads at merchant locations in South African Rand
ZAR '000
1,450,000
1,350,000
1,250,000
1,150,000
1,050,000
950,000
850,000
750,000
650,000
550,000
450,000
350,000
250,000
Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09
Loaded at Merchant Stores - paycycle
Loaded at Merchant Stores - calendar month
Trend (Loaded at Merchant Stores) - paycycle
Trend (Loaded at Merchant Stores) - calendar month)

The following graph presents the number of social welfare grants loaded at merchant locations, *per pay cycle and calendar month*, for the 18 month period ended June 30, 2009:



Number of social welfare grants loaded at merchant locations
2,200,000
2,100,000
2,000,000
1,900,000
1,800,000
1,700,000
1,600,000
1,500,000
1,400,000
1,300,000
1,200,000
1,100,000
1,000,000
900,000
800,000
700,000
Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09
No. of social welfare grants loaded - paycycle
No. of social welfare grants loaded - calendar month
Trend (No. of social welfare grants loaded) - paycycle
Trend (No. of social welfare grants loaded) - calendar month

***Higher number of grants paid and pricing increases under our provincial contracts*:**

During fiscal 2009, we experienced an increase in the number of grants paid in four of the provinces where we administer payments of social welfare grants. This growth was mainly due to an increase in the number of child support grants and disability grants approved by the various provincial governments. In total, the number of payments processed during fiscal 2009 increased 1.1% to 48,128,792 from fiscal 2008.

Our new interim contract with SASSA became effective on April 1, 2009 and expires on March 31, 2010. The new contract, contains a standard pricing formula for all provinces based on a transaction fee per beneficiary paid regardless of the number or amount of grants paid per beneficiary, calculated on a guaranteed minimum number of beneficiaries per month. Under our previous contracts, depending on the province, we received either a fee per grant distributed, or per beneficiary paid, or as a percentage of the total grant amount distributed. We expect this new price to reduce our average revenue per grant paid during fiscal 2010 compared with fiscal 2009.

The higher number of grants paid under existing provincial contracts during the year ended June 30, 2009, as well as average revenue per grant paid, are detailed below:

Table 11	**Year ended June 30,**					
	Number of Grants Paid		**Average Revenue per Grant Paid**			
			2009	**2008**	**2009**	**2008**
Province	**2009**	**2008**	**$(1)**	**$(2)**	**ZAR(1)**	**ZAR(2)**
KwaZulu-Natal **(A)**.	20,796,751	20,337,526	2.93	3.03	26.49	22.19
Limpopo **(B)**............	11,867,222	11,791,095	2.25	2.43	20.33	17.76
North West **(C)**........	5,188,361	4,984,479	2.79	2.98	25.26	21.79
Northern Cape **(D)**...	1,999,881	1,986,525	2.62	2.79	23.70	20.44
Eastern Cape **(E)**.....	8,276,577	8,491,929	2.12	2.19	19.16	16.05
Total	**48,128,792**	**47,591,554**				

(1) Average Revenue per Grant Paid excludes $ 0.61 (ZAR 5.50) related to the provision of smart card accounts.

(2) Average Revenue per Grant Paid excludes $ 0.75 (ZAR 5.50) related to the provision of smart card accounts.

(A) - in ZAR, the increase in the Average Revenue per Grant Paid in KwaZulu-Natal was due to an increase in the value of all grant types, which forms the basis of our remuneration in this province as well as an inflation adjustment to the rate we charge. During the second quarter of fiscal 2009, the South African government announced an interim increase in the grant amounts payable to beneficiaries. These increases were effective from October 2008, but paid in December 2008. Effective April 1, 2009, we receive a fixed amount per beneficiary paid in the province.

(B) - in ZAR, the increase in the Average Revenue per Grant Paid in Limpopo was due to the negotiated annual price adjustment effective from January 2009. Effective April 1, 2009, we receive a fixed amount per beneficiary paid in the province.

(C) - in ZAR, the increase in the Average Revenue per Grant Paid in North West was due to the negotiated annual price adjustment approved by the provincial government in September 2008. Effective April 1, 2009, we receive a fixed amount per beneficiary paid in the province.

(D) - in ZAR, the increase in the Average Revenue per Grant Paid in Northern Cape was due to the negotiated annual price adjustment effective from January 2008. Effective April 1, 2009, we receive a fixed amount per beneficiary paid in the province.

(E) - in ZAR, the increase in the Average Revenue per Grant Paid in Eastern Cape was due to negotiated price increases effective from November 2008. Effective April 1, 2009, we receive a fixed amount per beneficiary paid in the province.

EasyPay transaction fees:

During fiscal 2009 and 2008, EasyPay processed 580.7 million and 516.8 million transactions with an approximate value of $14.7 billion (ZAR 131.2 billion) and $15.9 billion (ZAR 115.6 billion), respectively. The average fee per transaction during fiscal 2009 and 2008, was $0.02 (ZAR 0.21) and $0.03 (ZAR 0.21), respectively. We do not expect a significant fluctuation, in ZAR, in the average fee per transaction during the first quarter of fiscal 2010.

Operating income margins generated by EasyPay during fiscal 2009 increased to 45% from 34% in fiscal 2008 primarily due to an increase in the number of transactions processed in fiscal 2009 and costs incurred in fiscal 2008 related to the implementation of a new integrated switch and restructuring costs. The new switch became operational during fiscal 2009 and we believe it has improved operating efficiencies and reduced costs at EasyPay and has enhanced our offering and enable us to take advantage of new business opportunities.

Amortization of EasyPay intangible assets during fiscal 2009 and 2008, of approximately $1.4 million (ZAR 12.9 million) and $1.8 million (ZAR 12.9 million), respectively, is included in the calculation of EasyPay operating margins. Operating income margin before amortization of EasyPay intangible assets during fiscal 2009 and 2008 was 55% and 46%, respectively.

Smart card accounts

Operating income margin from providing smart card accounts was constant at 45% for each of the fiscal 2009 and 2008.

In ZAR, revenue from the provision of smart card-based accounts grew in proportion to the higher number of beneficiaries serviced through our social welfare payment contracts. A total number of 3,875,463 smart card-based accounts were active at June 30, 2009, compared to 4,022,193 active accounts as at June 30, 2008. The decrease in the number of active accounts resulted from the removal of invalid or fraudulent grants by SASSA.

Financial services

On March 1, 2009, we sold our traditional microlending business to Finbond and therefore, segment results include revenue and operating loss from this business for all of fiscal 2008 and the first eight months of fiscal 2009. Operating loss for fiscal 2009 also includes a profit of $0.5 million (ZAR 4.1 million) on the sale of this business.

Revenue from UEPS-based lending decreased primarily due to the lower number of loans granted. In addition, on average, the return on these UEPS-based loans was lower. Our current UEPS-based lending portfolio comprises loans made to elderly pensioners in some of the provinces where we distribute social welfare grants. We insure the UEPS-based lending book against default and thus no allowance is required. We consider UEPS-based lending less risky than traditional microfinance loans because the grants are distributed to these lenders by us and these loans are insured.

Revenues from our traditional microlending business decreased during fiscal 2009 due to the sale of our traditional microlending business on March 1, 2009, increased competition, our strategic decision not to grow this business, and an overall lower return on traditional microlending loans as a result of compliance with the National Credit Act, or NCA. The NCA regulates fees and interest charged on micro-lending loans and imposes credit check obligations on lenders prior to granting of credit to individuals. We establish an allowance for doubtful traditional microlending loans in respect of which we consider it likely that all or a portion of the principal amount of the loan or interest thereon would not be repaid by the borrower. We consider default likely after a specified period of non-payment, which is generally not more than 150 days. We assessed this allowance based on a review by management of the aging of outstanding amounts, the payment history in relation to those specific accounts and the overall default history. Under the Finbond agreement, we are responsible for the collection of loans granted prior to March 1, 2009. Finbond has notified us that certain of these loans sold to them have not been settled by the borrower and we are responsible for recovery. The overall recovery of loans sold was better than initially anticipated at the time of the sale which has result in a profit compared to the loss on sale of the traditional microlending business during the third quarter of fiscal 2009.

Some of the key indicators of these businesses are illustrated below:

Table 12

	As at June 30,					
	2009	**2008**		**2009**	**2008**	
	$ '000	**$ '000**	**$ % change**	**ZAR '000**	**ZAR '000**	**ZAR % change**
Traditional microlending:						
Finance loans receivable – gross	229	2,864	(92)%	1,804	22,814	(92)%
Allowance for doubtful finance loans receivable	(226)	(1,007)	(78)%	(1,785)	(8,020)	(78)%
Finance loans receivable – net	3	1,857	(100)%	19	14,794	(100)%
UEPS-based lending:						
Finance loans receivable –net and gross (i.e., no allowance)	2,560	2,444	5%	20,178	19,464	4%
Total finance loans receivable, net	2,563	4,301		20,197	34,258	

Excluding the effects of the goodwill impairment and loss on the sale of our traditional microlending business, operating income margin for the Financial services segment increased to 25% from 23%.

Hardware, software and related technology sales

Operating results for this segment include BGS only for fiscal 2009. The table below presents the contribution of BGS to our revenue and operating income during fiscal 2009:

Table 13

	Year ended June 30,	
	2009	**2008**
	$ '000	**$ '000**
Revenue	63,417	56,447
Hardware, software and related technology sales excluding BGS	43,857	56,447
BGS	19,560	-
Operating income before amortization of intangible assets	15,990	15,397
Operating income	5,498	11,708
Hardware, software and related technology sales excluding BGS	8,474	11,708
BGS	(2,976)	-
BGS excluding amortization of acquisition related intangible assets	4,508	-
Amortization of acquisition related intangible assets	(7,484)	-

Table 14

	Year ended June 30,	
	2009	**2008**
	ZAR '000	**ZAR '000**
Revenue	566,928	411,525
Hardware, software and related technology sales excluding BGS	392,068	411,525
BGS	174,860	-
Operating income before amortization of intangible assets	142,946	112,247
Operating income	49,150	85,357
Hardware, software and related technology sales excluding BGS	75,755	85,357
BGS	(26,605)	-
BGS excluding amortization of acquisition related intangible assets	40,300	-
Amortization of acquisition related intangible assets	(66,905)	-

In ZAR, the increase in revenue was primarily due to the inclusion of BGS and hardware and software development sales under our Iraqi contract, offset by lower sales to the Bank of Ghana. In ZAR, the decrease in operating income was primarily due to amortization of BGS intangible assets and fewer sales to the Bank of Ghana, offset by the inclusion of operating income generated by BGS.

Revenue and operating income for fiscal 2009 comprises:

- software development and customization, sales of terminals and smart cards related to our Ghana contract;
- sales of DUET licenses, smart cards and terminals to BGS clients , mainly in Russia and Uzbekistan;
- sales of SIM cards to customers;
- sales of cryptographic solutions to customers;
- rental of terminals to merchants participating in our merchant acquiring system; and
- repairs and maintenance services to customers.

Segment revenues for fiscal 2008 included approximately $14.2 million (ZAR 102.8 million) from software development and customization activities and hardware under our Ghana contract compared with revenues of $8.6 million (ZAR 76.0 million) during fiscal 2009. Software development and customization are high margin activities for us and contributed to the increase in operating income for the segment during fiscal 2008 compared with fiscal 2009.

Our revenues for fiscal 2009 and 2008, includes approximately $3.2 million (ZAR 25.8 million) and $3.2 million (ZAR 23.6 million), respectively, from sales to Nedbank. Sales of hardware to Nedbank occur on an ad hoc basis.

Amortization of Prism intangible assets during fiscal 2009 and 2008, respectively, was approximately $3.0 million (ZAR 26.9 million) and $3.7 million (ZAR 26.9 million) and reduced our operating income.

As we expand internationally, whether through traditional selling arrangements to provide products and services (such as in Ghana and Iraq) or through joint ventures (such as with SmartSwitch Namibia and SmartSwitch Botswana), we expect to receive revenues from sales of hardware and from software customization and licensing to establish the infrastructure of POS terminals and smart cards necessary to enable utilization of the UEPS and DUET technology in a particular country. To the extent that we enter into joint ventures and account for the investment as an equity investment, we are required to eliminate the sale of hardware, software and licenses to the investees. The sale of hardware, software and licenses under these arrangements occur on an ad hoc basis as new arrangements are established, which can materially affect our revenues and operating income in this segment from period to period.

Corporate/ Eliminations

The increase in our operating loss in this segment resulted from increases in corporate head office-related expenditure, including the effects of the increase in inflation in South Africa and stock-based compensation charges.

Our operating loss includes expenditure related to compliance with Sarbanes; non-executive directors' fees; employee and executive salaries and bonuses; stock-based compensation; legal and audit fees; directors and officer's insurance premiums; telecommunications expenses; property-related expenditures including utilities, rental, security and maintenance; and elimination entries.

Fiscal 2008 Compared to Fiscal 2007

The following factors had a significant influence on our results of operations for the 2008 fiscal year as compared to the 2007 fiscal year:

- weakening of the ZAR, our functional currency, against the US dollar, our reporting currency, which had a negative impact on our revenues and net income in US dollars;
- settlement payment received from SASSA during fiscal 2007 which affects the comparability of revenue and net income between the periods due to the non-recurring nature of a substantial portion of that payment;
- increased revenues from price increases under all of our provincial contracts;
- increased number of grants paid in all provinces, particularly in the North West province;
- commencement of the contract to provide the Central Bank of Ghana with a National Switch and Smart Card Payment System utilizing our UEPS technology;
- increased revenues from continued adoption of our merchant acquiring system by cardholders;
- increased stock-based compensation charges resulting from restricted stock grants in fiscal 2008;
- increased interest income resulting from higher deposit rates and higher overall cash balances; and
- change in our fully distributed tax rate from 36.89% to 35.45%, which had a positive impact on our net income.

Consolidated overall results of operations

This discussion is based on the amounts which were prepared in accordance with US GAAP.

The following tables show the changes in the items comprising our statements of operations, both in US dollars and in ZAR:

Table 15

	In United States Dollars (US GAAP)		
	Year ended June 30,		
	2008 $ '000	2007 $ '000	% change
Revenue	254,056	223,968	13%
Cost of goods sold, IT processing, servicing and support	67,486	54,417	24%
Selling, general and administration	65,362	61,625	6%
Depreciation and amortization	10,822	11,050	(2)%
Operating income	110,386	96,876	14%
Interest income, net	15,722	4,401	257%
Income before income taxes	126,108	101,277	25%
Income tax expense	39,192	37,574	4%
Income before minority interest and (loss) earnings from equity-accounted investments	86,916	63,703	36%
Minority interest	(815)	205	
(Loss) Earnings from equity-accounted investments	(1,036)	181	
Net income	86,695	63,679	36%

Table 16

	In South African Rand (US GAAP)		
	Year ended June 30,		
	2008 ZAR '000	2007 ZAR '000	% change
Revenue	1,852,188	1,614,809	15%
Cost of goods sold, IT processing, servicing and support	492,005	392,347	25%
Selling, general and administration	476,520	444,316	7%
Depreciation and amortization	78,897	79,670	(1)%
Operating income	804,766	698,476	15%
Interest income, net	114,621	31,731	261%
Income before income taxes	919,387	730,207	26%
Income tax expense	285,728	270,908	5%
Income before minority interest and (loss) earnings from equity-accounted investments	633,659	459,299	38%
Minority interest	(5,942)	1,478	
(Loss) Earnings from equity-accounted investments	(7,553)	1,305	
Net income	632,048	459,126	38%

Analyzed in ZAR, the increase in revenue and cost of goods sold, IT processing, servicing and support for fiscal 2008, was primarily due to the higher volumes in our transaction-based activities, a greater number of UEPS-based smart card holders and the sale of hardware and the provision of software development and customization services to the Central Bank of Ghana.

Our overall operating income margin remained constant at 43% but varied by operating segment as discussed in further detail in our segment discussion below.

Cost of goods sold, IT processing, servicing and support during fiscal 2008 and 2007 includes a stock-based compensation charge of $0.2 million (ZAR 1.3 million) and $0.3 million (ZAR 2.0 million), respectively, related to options granted to employees. These amounts are net of adjustments resulting from forfeitures of $0.1 million (ZAR 1.1 million) and $0.2 million (ZAR 1.5 million), respectively.

Selling, general and administration expenses increased during fiscal 2008 from the comparable period in fiscal 2007 primarily due to the stock-based compensation charge related to the restricted stock grants awarded in the first and third quarters of fiscal 2008 and increases in goods and services purchased from third parties, including the effects of the increase in inflation in South Africa. Selling, general and administration expenses during fiscal 2008 and 2007 includes a stock-based compensation charge of $4.0 million (ZAR 29.2 million) and $0.6 million (ZAR 4.6 million), respectively, related to options and restricted stock granted to employees, executive officers and directors. These amounts are net of adjustments resulting from forfeitures of $0.1 million (ZAR 1.0 million) and $0.2 million (ZAR 4.4 million), respectively.

Our direct costs of maintaining a listing on Nasdaq as well as compliance with Sarbanes includes independent directors' fees, legal fees, fees paid to Nasdaq, our compliance officer's salary, fees paid to consultants who assist with compliance with Sarbanes and fees paid to our independent accountants related to the audit and review process. This has resulted in expenditures of $1.9 million (ZAR 13.8 million) and $1.5 million (ZAR 10.8 million) during fiscal 2008 and 2007, respectively.

Depreciation and amortization includes the amortization charge related to the acquisition of Prism of $5.5 million (ZAR 39.8 million) and $5.4 million (ZAR 39.0 million), respectively, for fiscal 2008 and 2007. The deferred tax benefit included in our statement of operations related to the intangible amortization charge for fiscal 2008 and 2007 was $1.9 million (ZAR 13.9 million) and $2.0 million (ZAR 14.2 million), respectively. Property, plant and equipment acquired to provide administration and distribution services to our customers is depreciated over the shorter of expected useful life and the contract period with the provincial government. We are currently in an extension phase with all our contracts and the majority of our property, plant and equipment related to the administration and distribution of social welfare grants has been written off. Accordingly, depreciation expense related to these activities decreased during fiscal 2008, which was partially offset by the increase in depreciation of our participating merchant POS terminals. We expect our depreciation charge to increase during fiscal 2009 as a result of the acquisition of the latest generation Stratus backend processing computers for current and new operations, improvements to our smart card manufacturing facility, and the replacement of motor vehicles in certain provinces where we provide a social welfare distribution and administration service.

Interest on surplus cash during fiscal 2008 increased to $27.4 million (ZAR 199.7 million) from $16.4 million (ZAR 118.2 million) during fiscal 2007. The increase in interest on surplus cash held in South Africa was due to a higher average daily ZAR cash balance during fiscal 2008 compared with fiscal 2007 and the higher deposit rates resulting from the adjustment in the South African prime interest rate from an average of approximately 12.12% per annum during fiscal 2007, to 14.21% per annum during fiscal 2008.

During fiscal 2008, our finance costs decreased due to an increase in available cash for our pre-funding obligation which resulted in less utilization of our short-term facilities which was offset by the increase in the average rates of interest on short-term facilities. Finance costs decreased from $12.0 million (ZAR 86.5 million) during fiscal 2007 to $11.7 million (ZAR 85.3 million) during fiscal 2008.

Total tax expense for fiscal 2008 was $39.0 million (ZAR 284.5 million) compared with $37.6 million (ZAR 270.9 million) during fiscal 2007. Deferred tax assets and liabilities are measured utilizing the enacted fully distributed tax rate. Accordingly, a reduction in the fully distributed tax rate from 36.89% to 35.45% results in lower deferred tax assets and liabilities and the net effect of the change in tax rate of $5.4 million (ZAR 38.5 million) is included in our income tax expense in our audited consolidated statement of operations for fiscal 2008. If the effect of the change in our fully distributed tax rate is ignored, the increase in total tax expense was primarily due to our increased profitability in our transaction-based and hardware, software and related technology sales activities. Our effective tax rate during fiscal 2008 was 31.0%, compared to 37.1% during fiscal 2007. The change in our effective tax rate was primarily due to reduction in our fully distributed tax rate to 35.45% and fewer non-deductible expenses during fiscal 2008 compared to fiscal 2007. The adoption of FIN 48 did not have a significant impact on our effective tax rate during fiscal 2008.

Loss from equity-accounted investments for fiscal 2008, of $1.0 million (ZAR 7.6 million) does not include equity-accounted earnings attributable to Permit because Permit was sold in the fourth quarter of fiscal 2007. Earnings from equity-accounted investments during 2007 of $0.2 million (ZAR 1.3 million) does not include equity-accounted losses attributable to VinaPay because we had not invested in this entity as of June 30, 2007. During fiscal 2008, we recognized income from license fees, software and hardware sales made to equity-accounted investees in prior periods of approximately $0.6 million (ZAR 4.2 million). Eliminations of hardware sales and other services and income from license fees, software and hardware sales made in prior periods have been included in (loss) earnings from equity-accounted investments.

Results of operations by operating segment

The composition of revenue and the contributions of our business activities to operating income are illustrated below.

Table 17

	In United States Dollars (US GAAP)				
	Year ended June 30,				
Operating Segment	**2008 $ '000**	**% of total**	**2007 $ '000**	**% of total**	**% change**
Consolidated revenue:					
Transaction-based activities	153,444	60%	139,006	62%	10%
Smart card accounts	35,914	14%	34,562	15%	4%
Financial services	8,251	3%	11,241	5%	(27)%
Hardware, software and related technology sales	56,447	23%	39,159	18%	44%
Total consolidated revenue	254,056	100%	223,968	100%	13%
Consolidated operating income (loss):					
Transaction-based activities	84,229	76%	78,785	81%	7%
Smart card accounts	16,325	15%	15,710	16%	4%
Financial services	1,935	2%	3,351	3%	(42)%
Hardware, software and related technology sales	11,708	11%	6,115	6%	91%
Corporate/ Eliminations	(3,811)	(4)%	(7,085)	(6)%	(46)%
Total consolidated operating income	110,386	100%	96,876	100%	14%

Table 18

	In South African Rand (US GAAP)				
	Year ended June 30,				
Operating Segment	**2008 ZAR '000**	**% of total**	**2007 ZAR '000**	**% of total**	**% change**
Consolidated revenue:					
Transaction-based activities	1,118,679	60%	1,002,233	62%	12%
Smart card accounts	261,830	14%	249,192	15%	5%
Financial services	60,154	3%	81,048	5%	(26)%
Hardware, software and related technology sales	411,525	23%	282,336	18%	46%
Total consolidated revenue	1,852,188	100%	1,614,809	100%	15%
Consolidated operating income (loss):					
Transaction-based activities	614,069	76%	568,040	81%	8%
Smart card accounts	119,017	15%	113,269	16%	5%
Financial services	14,107	2%	24,161	3%	(42)%
Hardware, software and related technology sales	85,357	11%	44,089	6%	94%
Corporate/ Eliminations	(27,784)	(4)%	(51,083)	(6)%	(46)%
Total consolidated operating income	804,766	100%	698,476	100%	15%

Transaction-based activities

These increases in revenues were due primarily to the price increases in all provinces, higher number of grants paid under four of our provincial contracts, continued adoption of our merchant acquiring system in the provinces where we distribute welfare grants and increased transacting ability at participating retailers' POS devices in these provinces. These increases in revenues and operating income were partially offset by the fact that a substantial portion of the settlement payments that we received from SASSA during the third quarter of fiscal 2007 was non-recurring. We discuss these factors in more detail below.

Revenues for transaction-based activities include the transaction fees we earn through our merchant acquiring system and reflect the elimination of inter-company transactions.

Operating income margin of our recurring transaction-based activities during fiscal 2008 decreased to 55% from 57% during fiscal 2007. These profit margin decreases were mainly due to:

- inflationary increases in our cost components that were higher than the increases we negotiated with our customers;
- timing differences relating to our annual price increase negotiations, specifically in the Limpopo province where we received a back-dated price increase during fiscal 2007; and
- costs incurred during fiscal 2008 for the registration of 180,000 new beneficiaries in the North West province.

These operating income margin decreases were partially offset by the increased revenues from price increases from all the provinces where we perform welfare distribution and administration services and improved margins from EasyPay.

Settlement payment received from SASSA

During fiscal 2007, we received approximately $6.9 million (ZAR 49.5 million) from SASSA as a result of the settlement of contract deviations that occurred during the implementation phases in the Eastern Cape province and for annual inflation price increases over the last three years which were not forthcoming. During fiscal 2007, the price charged per beneficiary in the Eastern Cape province was increased as a result of the settlement reached. The settlement amount of approximately $6.9 million (ZAR 49.5 million) contained elements of a recurring and non-recurring nature. The recurring amount was due to price increases that relate to our third quarter of fiscal 2007 and continued to have a beneficial impact on our operating income until the end of the contract period and amounted to approximately $0.9 million (ZAR 6.5 million). The non-recurring amount included in our operating income amounted to approximately $4.0 million (ZAR 28.8 million).

The tables below present the components of our reported transaction-based activities revenue, operating income and operating income margin during fiscal 2008 and 2007:

Table 19

	In United States Dollars (US GAAP)		
	Year ended June 30,		
	2008 $ '000	2007 $ '000	% change
Reported revenue	153,444	139,006	10%
Consisting of:			
Recurring transaction-based activities	153,444	133,081	15%
Non-recurring portion of settlement payment received from SASSA	-	5,925	
Reported operating income	84,229	78,785	7%
Consisting of:			
Recurring transaction-based activities	84,229	74,816	13%
Non-recurring portion of settlement payment received from SASSA	-	3,969	
Operating income margin as reported	55%	57%	(3)%
Consisting of:			
Recurring transaction-based activities	55%	56%	(2)%
Non-recurring portion of settlement payment received from SASSA	-	67%	

Table 20

	In South African Rand (US GAAP)		
	Year ended June 30,		
	2008 ZAR '000	2007 ZAR '000	% change
Reported revenue	1,118,790	1,002,233	12%
Consisting of:			
Recurring transaction-based activities	1,118,790	959,279	17%
Non-recurring portion of settlement payment received from SASSA	-	42,954	
Reported operating income	614,130	568,040	8%
Consisting of:			
Recurring transaction-based activities	614,130	539,264	14%
Non-recurring portion of settlement payment received from SASSA	-	28,776	
Operating income margin as reported	55%	57%	(3)%
Consisting of:			
Recurring transaction-based activities	55%	56%	(2)%
Non-recurring portion of settlement payment received from SASSA	-	67%	

Continued adoption of our merchant acquiring system:

Refer also to discussion under "—Fiscal 2009 compared to fiscal 2008—Results of operations by operating segment—Transaction-based activities—Continued adoption of our merchant acquiring system."

***Higher number of grants paid and pricing increases under our provincial contracts*:**

During fiscal 2008, we experienced an increase in the number of grants paid in four of the provinces where we administer payments of social welfare grants. This growth was mainly due to an increase in the number of child support grants and disability grants approved by the various provincial governments. In total, the number of payments processed during fiscal 2008 increased 5.0% to 47,591,554 from fiscal 2007.

The higher number of grants paid under existing provincial contracts during the year ended June 30, 2008, as well as average revenue per grant paid, are detailed below:

Table 21	**Year ended June 30,**					
	Number of Grants Paid		**Average Revenue per Grant Paid**			
			2008	**2007**	**2008**	**2007**
Province	**2008**	**2007**	**$(1)**	**$(2)**	**ZAR(1)**	**ZAR(2)**
KwaZulu-Natal **(A)**.	20,337,526	20,080,685	3.03	2.78	22.19	20.04
Limpopo **(B)**............	11,791,095	11,662,537	2.43	2.26	17.76	16.32
North West **(C)**........	4,984,479	3,351,477	2.98	2.87	21.79	20.73
Northern Cape **(D)**...	1,986,525	1,669,037	2.79	2.59	20.44	18.64
Eastern Cape **(E)**	8,491,929	8,568,506	2.19	1.79	16.05	12.90
Total	**47,591,554**	**45,332,242**				

(1) Average Revenue per Grant Paid excludes $ 0.75 (ZAR 5.50) related to the provision of smart card accounts.

(2) Average Revenue per Grant Paid excludes $ 0.76 (ZAR 5.50) related to the provision of smart card accounts.

A - in ZAR, the increase in the Average Revenue per Grant Paid in KwaZulu-Natal was due to price adjustments effective from July 2007.

B - in ZAR, the increase in the Average Revenue per Grant Paid in Limpopo was due to the negotiated annual price adjustment effective from January 2008.

C - in ZAR, the increase in the Average Revenue per Grant Paid in North West was due to the negotiated annual price adjustment approved by the provincial government in September 2007.

D - in ZAR, the increase in the Average Revenue per Grant Paid in Northern Cape was due to the negotiated annual price adjustment effective from January 2008.

E - in ZAR, the increase in the Average Revenue per Grant Paid in Eastern Cape was due to negotiated price increases effective from January 2008.

EasyPay transaction fees:

During fiscal 2008 and 2007, EasyPay processed 516.8 million and 441.4 million transactions with an approximate value of $15.9 billion (ZAR 115.6 billion) and $13.8 billion (ZAR 99.4 billion), respectively. The average fee per transaction during each of fiscal 2008 and 2007, was $0.03 (ZAR 0.21), respectively. We do not expect a significant fluctuation, in ZAR, in the average fee per transaction during the first quarter of fiscal 2009.

Operating income margins generated by EasyPay during fiscal 2008 increased to 34% from 28% in fiscal 2007 primarily due to an increase in the number of transactions processed in fiscal 2008 which was offset by costs incurred related to the implementation of a new integrated switch and restructuring costs. Once the new switch is completed we expect improved operating efficiencies and reduced costs at EasyPay and also expect the new switch to greatly enhance our offering at EasyPay and enable us to take advantage of new business opportunities. We expect the new switch to be full operating capacity during the first quarter of fiscal 2009.

Amortization of EasyPay intangible assets during fiscal 2008 and 2007, of approximately $1.8 million (ZAR 12.9 million) and $1.7 million, (ZAR 12.1 million), respectively, is included in the calculation of EasyPay operating margins. Operating income margin before amortization of EasyPay intangible assets during fiscal 2008 and 2007 was 46% and 41%, respectively.

Smart card accounts

Operating income margin from providing smart card accounts was fairly constant at 45% for each of the years ended June 30, 2008 and 2007.

Revenue from the provision of smart card-based accounts grew in proportion to the higher number of beneficiaries serviced through our social welfare payment contracts. A total number of 4,022,193 smart card-based accounts were active at June 30, 2008, compared to 3,812,273 active accounts as at June 30, 2007. The increase in the number of active accounts resulted from an increase in the number of beneficiaries in all provinces qualifying for government grants due to the efforts of the South African government to provide social assistance to the very old and very young.

Financial services

Revenues from UEPS-based lending decreased during fiscal 2008 compared with fiscal 2007 primarily due to the lower number of loans granted during fiscal 2008 compared to fiscal 2007. In addition, on average, the return on these UEPS-based loans was lower during fiscal 2008 compared with fiscal 2007 due to the implementation of the provisions of the National Credit Act, or NCA.

Revenues from our traditional microlending business decreased during fiscal 2008, due to increased competition, stringent lending requirements introduced by the South African National Credit Regulator through the NCA, and our strategic decision not to grow this business. The loan portfolio of the traditional microlending businesses has declined as a result of our strategic decision not to grow this business.

Some of the key indicators of these businesses are illustrated below:

Table 22

	As at June 30,					
	2008	2007		2008	2007	
	$ '000	$ '000	$ % change	ZAR '000	ZAR '000	ZAR % change
Traditional microlending:						
Finance loans receivable – gross	2,864	5,263	(46)%	22,814	37,244	(39)%
Allowance for doubtful finance loans receivable	(1,007)	(2,773)	(64)%	(8,020)	(19,622)	(59)%
Finance loans receivable – net	1,857	2,490	(25)%	14,794	17,622	(16)%
UEPS-based lending:						
Finance loans receivable –net and gross (i.e., no allowance)	2,444	3,265	(25)%	19,464	23,103	(16)%
Total finance loans receivable, net	4,301	5,755		34,258	40,725	

Operating income margin for the financial services segment decreased to 23% during fiscal 2008 from 30% during fiscal 2007, primarily due to lower interest rates offered on our UEPS-based lending products and continued difficult operating conditions in our traditional micro-lending operations.

Hardware, software and related technology sales

Revenue and operating income for fiscal 2008 comprised:

- software development and customization related to our Ghana contract;
- sales of terminals under our Ghana contract and to retailers and other customers;
- sales of smart cards under our Ghana contract;
- sales of SIM cards to customers;
- sales of cryptographic solutions to customers;
- rental of terminals to merchants participating in our merchant acquiring system; and
- repairs and maintenance services to customers.

Segment revenues include approximately $14.2 million (ZAR 102.8 million) from software development and customization activities and hardware under our Ghana contract. These are high margin activities for us and contributed to the increase in operating income for the segment during fiscal 2008.

Initially we expected to generate revenues of approximately $19.0 million, excluding travel related expenditures, from our Ghana contract during fiscal 2008. However, we allowed the client to procure approximately $1.6 million (ZAR 4.4 million) of low margin hardware for its data room from local Ghanaian suppliers and we agreed that the bank will not be required to reimburse us for any loss of margin. We believe that this concession will improve the already strong working relationship we have with the client. In addition, at present we believe that the client will not require us to deliver items with a value of $0.6 million (ZAR 4.4 million) as they no longer require them. As a result, under the Ghana contract, we are still required to deliver software and hardware with a value of approximately $2.6 million (ZAR 19.0 million), which we expect to deliver during the first quarter of fiscal 2009.

As of June 30, 2008, we had received additional hardware orders from the bank to the value of approximately $9.9 million (ZAR 72.2 million) of which we have recognized revenue of approximately $1.6 million (ZAR 11.6 million) during fiscal 2008.

Our revenues for fiscal 2008 and 2007, includes approximately $3.2 million (ZAR 23.6 million) and $4.4 million (ZAR 32.0 million), respectively, from sales to Nedbank. Sales of hardware to Nedbank occur on an ad hoc basis.

Amortization of Prism intangible assets during fiscal 2008 and 2007, respectively, was approximately $3.7 million (ZAR 26.9 million) and reduced our operating income.

Revenues from sales of hardware to SmartSwitch Botswana during fiscal 2007, totaled approximately $2.1 million (ZAR 14.9 million) of which approximately $0.4 million (ZAR 3.2 million), after taxation, was eliminated and will be recognized in future periods. The elimination has been included in the Corporate/Eliminations. Our operating margin on these sales was significantly higher than other items included within the hardware, software and related technology sales segment.

Corporate/ Eliminations

The decrease in our operating losses was mainly due to higher administration fees charged by our corporate head offices to operating segments.

Corporate/eliminations during fiscal 2007 includes the non-recurring charges of approximately $1.6 million (ZAR 11.7 million) related to an acquisition we ultimately decided not to pursue.

Liquidity and Capital Resources

Our business has historically generated and continues to generate high levels of cash. At June 30, 2009, our cash balances were $220.8 million, which comprised mainly ZAR-denominated balances of ZAR 1,560.7 million ($198.0 million), US dollar-denominated balances of $11.8 million and other currency deposits, primarily euro, of $11.0 million. Our cash balances decreased from June 30, 2008 levels mainly as a result of our acquisition of BGS, repurchases of our common stock under our repurchase program, payment of taxes, all offset by the elimination in April 2009 of our obligation to provide pre-fund social welfare grants. On July 28, 2009, we repurchased, using our ZAR reserves, 9,221,526 shares of our common stock from Brait S.A. and its investment entities affiliates for $13.50 (ZAR 105.98) per share, for an aggregate repurchase price of $124.5 million (ZAR 977.3 million).

We generally invest the surplus cash held by our South African operations in overnight call accounts that we maintain at South African banking institutions, and surplus cash held by our non-South African companies in the US and European money markets.

Historically, we have financed most of our operations, research and development, working capital, capital expenditures and acquisitions through our internally generated cash. We take the following factors into account when considering whether to borrow under our financing facilities:

- cost of capital;
- cost of financing;
- opportunity cost of utilizing surplus cash; and
- availability of tax efficient structures to moderate financing costs.

We have historically had a unique cash flow cycle due to our obligation to pre-fund the payments of social welfare grants in two provinces, although under our new SASSA contract, we are no longer required to pre-fund. Under the new contract, we receive the grant funds 48 hours prior to the provision of the service and any interest we earn on these amounts is for the benefit of SASSA. We will continue to pre-fund certain merchants who facilitate the distribution of grants through our merchant acquiring system. When grants are paid at merchant locations before the start of the payment service at pay points, we pre-fund these payments to the merchants distributing the grants on our behalf. We typically reimburse these merchants within 48 hours after they distribute the grants to the social welfare beneficiaries.

We currently believe that our cash and credit facilities, after taking into account the repurchase of our shares from Brait S.A., are sufficient to fund our current operations for at least the next four quarters.

Cash flows from operating activities

In ZAR, cash flows from operating activities for fiscal 2009 increased to $106.8 million (ZAR 954.5 million) from $118.8 million (ZAR 865.9 million) for fiscal 2008, largely due to the factors that contributed to increases in revenues and operating income in our transaction-based activities and hardware, software and related technology sales segments, as well as the elimination of our pre-funding obligation.

During fiscal 2009 we paid provisional taxes of approximately $10.3 million (ZAR 86.0 million) related to the tax year ended June 30, 2008 and provisional taxes of approximately $40.1 million (ZAR 361.2 million) related to the tax year ended June 30, 2009. During fiscal 2008 we paid provisional taxes of approximately $12.5 million (ZAR 90.9 million) related to the tax year ended June 30, 2007 and provisional taxes of approximately $23.4 million (ZAR 170.7 million) related to the tax year ended June 30, 2008.

Taxes paid during fiscal 2009 and 2008 were as follows:

Table 23

	Year ended June 30,			
	2009 $ '000	**2008 $ '000**	**2009 ZAR '000**	**2008 ZAR '000**
First provisional payments	18,845	13,641	187,986	95,278
Second provisional payments	21,226	9,776	173,201	77,677
Third provisional payments	2,868	3,861	28,704	26,526
Taxation paid related to prior years	7,412	8,358	57,284	60,471
Taxation refunds received	(61)	(252)	(471)	(1,911)
Secondary taxation on companies	2,230	-	22,318	-
Total tax paid	52,520	35,384	469,022	258,041

Cash flows from operating activities for fiscal 2008 increased to $118.8 million (ZAR 865.9 million) from $65.5 million (ZAR 472.3 million) for fiscal 2007. The increase is largely due to the factors described under "—Results of Operations" that contributed to the increase in revenues and operating income in our transaction-based activities and hardware, software and related technology sales segments and to better working capital management. Another contributing factor was that the July 2008 pay cycle was opened at merchants on June 30, 2008 and the merchants were reimbursed in the first two days of July 2008.

Cash flows from investing activities

Cash used in investing activities for fiscal 2009 includes capital expenditure of $4.8 million (ZAR 42.6 million), which relates primarily to the purchase of backend processing machines to maintain and expand current operations, equipment acquired for our card manufacturing facility, modifications to vehicles acquired to distribute social welfare grants, acquisition of POS terminals for our merchant acquiring system and computer hardware acquired to upgrade our EasyPay switch and service potential customers.

During fiscal 2009, we paid $97.9 million (ZAR 767.3 million), net of cash received, for 80.1% of BGS, which includes approximately $0.5 million paid to consultants. In addition, we paid $3.4 million (ZAR 34.8 million) in cash to acquire a further interest in Finbond and $1.4 million (ZAR 12 million) in cash to purchase RMT. We also made additional equity investments in VinaPay and VTU Colombia for a total of approximately $0.6 million and a loan to VTU Colombia of approximately $0.2 million, all of which are intended to be used to fund operating activities.

Cash used in investing activities for fiscal 2008 includes capital expenditures of $3.6 million (ZAR 26.0 million), which relates primarily to the renovations of the transaction-based activities segment head office and data room, the hardware and software acquired, including hardware to perform switching activities and software to interface with customers and perform database management, vehicles acquired to distribute social welfare grants, the capital expenditure to maintain and expand our EasyPay operations, and the acquisition of POS terminals for our merchant acquiring system.

Cash used in investing activities for fiscal 2007 includes capital expenditures of $3.7 million (ZAR 26.8 million), which relates primarily to the purchase of enrollment equipment and vehicles for the North West province, the purchase of equipment and furniture for SmartSwitch Nigeria's data room in Nigeria and the purchase of equipment and other property plant and equipment by EasyPay in order to maintain operations.

During fiscal 2007, we lent an additional $0.3 million (ZAR 2.2 million) to SmartSwitch Botswana.

During fiscal 2007, we paid $82.1 million (ZAR 591.1 million), net of cash received, for Prism and approximately $9.7 million (ZAR 70 million) in cash to purchase the remaining 25.1% of EasyPay. In addition, we sold our 43.16% interest in Permit for $2.3 million (ZAR 16.6 million) and in connection therewith, we received repayment of outstanding loans of $1.6 million (ZAR 11.5 million).

Cash flows from financing activities

During fiscal 2009, we received and repaid a $110 million short-term loan facility and we paid the $1.1 million related facility fee. We also acquired 3,621,247 shares of our common stock for $40.7 million, and received $0.3 million (ZAR2.7 million) from stock option exercises.

During fiscal 2008 we received approximately $0.6 million (ZAR 4.0 million) from employees to repay loans associated with stock options granted to them as well as the interest thereon. In addition, we received approximately $2.9 million (ZAR 21.3 million) from the proceeds of stock options exercises.

During fiscal 2007 we were required to utilize our ZAR based-credit facilities in order to meet our obligations to distribute social welfare grants to beneficiaries. As our reporting currency is the US dollar and our functional currency is the ZAR the exchange rate fluctuations during fiscal 2007 resulted in reporting discrepancies between the proceeds from bank overdrafts and the repayment of bank overdrafts presented in our audited consolidated statement of cash flow for fiscal 2007. The result of these exchange rate fluctuations is included in "Effect of exchange rate changes on cash" in our audited consolidated statement of cash flow for fiscal 2007. We also received approximately $0.6 million (ZAR 4.3 million) from employees to repay loans associated with stock options granted to them as well as the interest thereon. In addition, we received approximately $3.7 million (ZAR 26.7 million) from the proceeds of stock options exercises. During fiscal 2007 the other shareholders of SmartSwitch Nigeria lent $3.5 million (ZAR 25.6 million) to the entity under the terms of the shareholders' agreement. We also used approximately $1.0 million (ZAR 7.21 million) to repurchase 40,100 shares of our common stock under our stock repurchase program.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Capital Expenditures

Capital expenditures for the years ended June 30, 2009, 2008 and 2007 were as follows:

Table 24

	Year ended June 30,					
Operating Segment	**2009 $'000**	**2008 $'000**	**2007 $'000**	**2009 ZAR '000**	**2008 ZAR '000**	**2007 ZAR '000**
Transaction-based activities	3,161	2,774	3,093	28,258	20,222	22,301
Smart card accounts	-	-	-	-	-	-
Financial services	751	562	279	6,714	4,097	2,012
Hardware, software and related technology sales	858	227	373	7670	1,655	2,689
Corporate / Eliminations	-	-	-	-	-	-
Consolidated total	4,770	3,563	3,745	42,642	25,974	27,002

We operate in an environment where our contracts for the payment of social welfare grants require substantial capital investment to establish our operational infrastructure when a contract commences. Further capital investment is required when the number of beneficiaries increases to the point where the maximum capacity of the original infrastructure is exceeded.

Our capital expenditures for fiscal 2009, 2008 and 2007, are discussed under "—Liquidity and Capital Resources—Cash flows from investing activities."

All of our capital expenditures for the past three fiscal years were funded through internally generated funds. We had outstanding capital commitments as of June 30, 2009 related mainly to computer equipment ordered in order to maintain and expand activities. We anticipate that capital spending for the first quarter of fiscal 2010 will relate primarily to on-going replacement of equipment used to administer and distribute social welfare grants and provide a switching service through EasyPay. We expect to fund these expenditures through internally generated funds.

Contingent Liabilities, Commitments and Contractual Obligations

We lease various premises under operating leases. Our minimum future commitments for lease premises as well as other commitments are as follows:

Table 25	**Payments due by Period, as of June 30, 2009 (in $ '000s)**				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Interest bearing liabilities..................	4,185	-	-	-	4,185
Operating lease obligations...............	4,668	2,023	2,383	262	-
Purchase obligations.....	1,065	1,065	-	-	-
Capital commitments ...	41	41	-	-	
Total	9,959	3,129	2,383	262	4,185

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We seek to reduce our exposure to currencies other than the South African rand through a policy of matching, to the extent possible, assets and liabilities denominated in those currencies. In addition, we use financial instruments to economically hedge our exposure to exchange rate and interest rate fluctuations arising from our operations. We are also exposed to equity price and liquidity risks as well as credit risks.

Currency Exchange Risk

We are subject to currency exchange risk because we purchase inventories that we are required to settle in other currencies, primarily the euro and US dollar. We have used forward contracts to limit our exposure in these transactions to fluctuations in exchange rates between the South African rand, on the one hand, and the US dollar and the euro, on the other hand. As of June 30, 2009 and 2008, our outstanding foreign exchange contracts were as follows:

As of June 30, 2009

Notional amount		Strike price		Fair market value price		Maturity
EUR	241,500	ZAR	13.1515	ZAR	10.9967	August 14, 2009
EUR	-241,500	ZAR	11.3691	ZAR	10.9341	July 17, 2009

As of June 30, 2008

Notional amount		Strike price		Fair market value price		Maturity
EUR	1,995	ZAR	12.3688	ZAR	12.4508	July 7, 2008
EUR	6,000	ZAR	12.0701	ZAR	12.4508	July 7, 2008
EUR	2,400	ZAR	12.5100	ZAR	12.4618	July 11, 2008
EUR	689,200	ZAR	12.1065	ZAR	12.4782	July 17, 2008
EUR	1,995	ZAR	12.1772	ZAR	12.5085	July 28, 2008
EUR	32,331	ZAR	12.4862	ZAR	12.5167	July 31, 2008
EUR	140,000	ZAR	12.4730	ZAR	12.5167	July 31, 2008
EUR	140,000	ZAR	11.9793	ZAR	12.5167	July 31, 2008
EUR	(140,000)	ZAR	12.3395	ZAR	12.4319	July 31, 2008
EUR	8,750	ZAR	12.0207	ZAR	12.5167	July 31, 2008
EUR	245,250	ZAR	12.1800	ZAR	12.5573	August 15, 2008
EUR	4,550	ZAR	12.6757	ZAR	12.5842	August 25, 2008
USD	542,500	ZAR	7.9100	ZAR	7.9484	August 28, 2008
EUR	86,178	ZAR	12.6631	ZAR	12.6057	September 2, 2008
EUR	1,470	ZAR	12.7000	ZAR	12.6277	September 10, 2008
USD	24,600	ZAR	8.0090	ZAR	8.0405	October 10, 2008
EUR	82,400	ZAR	12.2199	ZAR	12.7685	October 31, 2008
EUR	(82,400)	ZAR	12.5773	ZAR	12.6764	October 31, 2008
EUR	82,400	ZAR	12.7820	ZAR	12.8456	November 28, 2008

Translation Risk

Translation risk relates to the risk that our results of operations will vary significantly as the US dollar is our reporting currency, but we earn most of our revenues and incur most of our expenses in ZAR. The US dollar to ZAR exchange rate has fluctuated significantly over the past three years. As exchange rates are outside our control, there can be no assurance that future fluctuations will not adversely affect our results of operations and financial condition.

Interest Rate Risk

As a result of our normal borrowing and leasing activities, our operating results are exposed to fluctuations in interest rates, which we manage primarily through our regular financing activities. We generally maintain limited investment in cash equivalents and have occasionally invested in marketable securities. The interest earned on our bank balances and short term cash investments is dependent on the prevailing interest rates in the jurisdictions where our cash reserves are invested.

Credit Risk

Credit risk relates to the risk of loss that we would incur as a result of non-performance by counterparties. We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies include an evaluation of a potential counterparty's financial condition, credit rating, and other credit criteria and risk mitigation tools as our management deems appropriate.

With respect to credit risk on financial instruments, we maintain a policy of entering into such transactions only with South African and European financial institutions that have a credit rating of BBB or better, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings.

Micro-lending Credit Risk

We are exposed to credit risk in our microlending activities, which provides unsecured short-term loans to qualifying customers. We manage this risk by assigning each prospective customer a "creditworthiness score," which takes into account a variety of factors such as employment status, salary earned, other debts and total expenditures on normal household and lifestyle expenses.

Equity Price and Liquidity Risk

Equity price risk relates to the risk of loss that we would incur as a result of the volatility in the exchange-traded price of equity securities that we hold and the risk that we may not be able to liquidate these securities. On March 1, 2009, we acquired 20% of the issued share capital of Finbond, which are exchange-traded equity securities. The fair value of these securities as of June 30, 2009, represented approximately 1% of our total assets, including these securities. We expect to hold these securities for an extended period of time and we are not concerned with short-term equity price volatility with respect to these securities provided that the underlying business, economic and management characteristics of the company remain sound.

The market price of these securities may fluctuate for a variety of reasons, consequently, the amount we may obtain in a subsequent sale of these securities may significantly differ from the reported market value.

Liquidity risk relates to the risk of loss that we would incur as a result of the lack of liquidity on the exchange on which these securities are listed. We may not be able to sell some or all of these securities at one time, or over an extended period of time without influencing the exchange traded price, or at all.

The following table summarizes our exchange traded equity securities with equity price risk as of June 30, 2009. The effects of a hypothetical 10% increase and a 10% decrease in market prices as of June 30, 2009 is also shown. The selected 10% hypothetical change does not reflect what could be considered the best or worst case scenarios. Indeed, results could be far worse due both to the nature of equity markets and the aforementioned liquidity risk.

Table 26	As of June 30, 2009			
	Fair value ($ '000)	Hypothetical price change	Estimated fair value after hypothetical change in price ($ '000)	Hypothetical Percentage Increase (Decrease) in Shareholders' Equity
Exchange-traded equity securities.	6,979	10%	7,677	0.19%
		(10)%	6,281	(0.19)%

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements, together with the report of our independent registered public accounting firm, appear on pages F-1 through F-49 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on this evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2009.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed by, or under the supervision, of the company's chief executive officer (CEO) and chief financial officer (CFO), or persons performing similar functions, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP).

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Inherent Limitations in Internal Control over Financial Reporting

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management's Report on Internal Control Over Financial Reporting

Management, including our chief executive officer and our chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2009. Deloitte & Touche (South Africa), an independent registered public accounting firm, has issued an audit report on the Company's internal control over financial reporting. As permitted by the rules of the SEC, we have excluded BGS from our annual assessment of the effectiveness of internal control over financial reporting for the year ended June 30, 2009, the year of acquisition. As of June 30, 2009, BGS' total assets represented approximately 23% of our consolidated total assets, approximately 4% of consolidated total current assets and constituted approximately 8% of our consolidated revenue for the year ended June 30, 2009.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the most recent fiscal quarter ended June 30, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As permitted by the rules of the SEC, we have excluded BGS from our annual assessment of the effectiveness of internal control over financial reporting for the year ended June 30, 2009, the year of acquisition. Management continues to evaluate BGS's internal controls over financial reporting. See "Item 1A. Risk Factors — Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, especially over companies that we may acquire, could have a material adverse effect on our business and stock price. Our management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting as of June 30, 2009, excluded the operations of BGS. If we are not able to integrate BGS operations into our internal control over financial reporting, our internal control over financial reporting may not be effective" in Part I, Item 1A of this Annual Report on Form 10-K for additional information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of Net 1 UEPS Technologies, Inc.

We have audited the internal controls over financial reporting of Net 1 UEPS Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Item 9A. Controls and Procedures, management excluded from its assessment the internal control over financial reporting at BGS Smartcard Systems Aktiengesellschaft, which was acquired on August 27, 2008 and whose financial statements constitute approximately 23% of the consolidated total assets, 4% of consolidated total current assets and 8% of the consolidated revenue for the year ended June 30, 2009. Accordingly, our audit did not include the internal control over financial reporting at BGS Smartcard Systems Aktiengesellschaft. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report in the Form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by or under the supervision of the company's principal executive and principal financial officers or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2009 of the Company and our report dated August 27, 2009, expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche (South Africa)
Chartered Accountants (SA)
Johannesburg, Republic of South Africa
August 27, 2009

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our executive officers is set out in Part I, Item 1 under the caption "Executive Officers and Significant Employees of the Registrant." The other information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our annual meeting of shareholders to be held in 2009, entitled "Board of Directors and Corporate Governance" and "Additional Information", to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our annual meeting of shareholders to be held in 2009, entitled "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at 2009 Fiscal Year-End," "Options Exercised and Stock Vested," "Compensation of Directors," "Potential Payments Upon Termination or Change–in-Control" and "Remuneration Committee Report" to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDERS MATTERS

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our annual meeting of shareholders to be held in 2009, entitled "Outstanding Equity Awards at 2009 Fiscal Year-End" and "Security Ownership of Certain Beneficial Owners", to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our annual meeting of shareholders to be held in 2009, entitled "Certain Relationships and Related Transactions" and "Board of Directors and Corporate Governance", to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our annual meeting of shareholders to be held in 2009, entitled "Audit and Non-Audit Fees", to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

PART IV

ITEM 15. EXHIBITS and FINANCIAL STATEMENT SCHEDULES

a) The following documents are filed as part of this report

1. Financial Statements

The following financial statements are included on pages F-1 through F-49

2. Financial Statement Schedules

Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibits

Exhibit Number	Description
2.1	Agreement, dated as of March 3, 2006, between Net 1 Applied Technologies South Africa Limited and Prism Holdings Limited, as amended (incorporated by reference to Exhibit 2.1 to our Form 8-K/A (SEC File No. 000-31203)), filed on April 7, 2006
2.2	Second Addendum, dated as of August 29, 2006 to the Implementation Agreement, dated as of March 3, 2006, between Net 1 Applied Technologies South Africa Limited and Prism Holdings Limited (incorporated by reference to Exhibit 2.1 to Net 1 UEPS Technologies' Form 8-K filed on August 31, 2006 (SEC File No. 000-31203))
2.3	Share Purchase Agreement between ARDES Netherlands B.V. and each of the other Sellers specified therein and Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 2.12 to Net 1 UEPS Technologies' Form 10-Q filed on November 6, 2008 (SEC File No. 000-31203))
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to our Form 8-K filed on December 1, 2008)
3.2	Amended and Restated By-Laws of Net 1 UEPS Technologies, Inc. (Incorporated by reference to Exhibit 3.2 to our Form 8-K filed on August 30, 2007 (SEC File No. 000-31203)).
4.1	Form of common stock certificate (Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-1 filed June 17, 2005)
10.1	Distribution Agreement, dated July 1, 2002, between Net 1 UEPS Technologies, Inc. and Net 1 Investment Holdings (Pty) Limited (Incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-4 filed February 3, 2004 (Commission File No. 333-112463))
10.2	Patent and Technology Agreement, dated June 19, 2000, by and between Net 1 Holdings S.a.r.l. and Net 1 UEPS Technologies, Inc. (Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-4 filed February 3, 2004 (Commission File No. 333-112463))
10.3	Technology License Agreement between Net 1 Investment Holdings (Proprietary) Limited and Visa International Service Association (Incorporated by reference to Exhibit 10.11 to our Registration Statement on Form S-1/A filed August 1, 2005 (Commission File No. 333-125273))
10.4	Product License Agreement between Net 1 Holdings S.a.r.l. and Net 1 Operations S.a.r.l. (Incorporated by reference to Exhibit 10.8 to Amendment No. 2 to our Registration Statement on Form S-4/A, filed on April 21, 2004 (Commission File No. 333-112463))
10.5	Non Exclusive UEPS License Agreement between Net 1 Investment Holdings (Proprietary) Limited and SIA Netcards (Incorporated by reference to Exhibit 10.10 to Amendment No. 2 to our Registration Statement on Form S-4/A, filed on April 21, 2004 (Commission File No. 333-112463))

10.6	Assignment of Copyright and License of Patents and Trade Marks between MetroLink (Proprietary) Limited and Net 1 Products (Proprietary) Limited (Incorporated by reference to Exhibit 10.17 to our Registration Statement on Form S-1/A filed August 1, 2005 (Commission File No. 333-125273))
10.7	Agreement between Nedcor Bank Limited and Net 1 Products (Proprietary) Limited (Incorporated by reference to Exhibit 10.16 to our Registration Statement on Form S-1/A filed August 1, 2005 (Commission File No. 333-125273))
10.8	Patent and Technology Agreement by and between Net 1 Investment Holdings (Proprietary) Limited and Nedcor Bank Limited (Incorporated by reference to Exhibit 10.18 to our Registration Statement on Form S-1/A filed August 1, 2005 (Commission File No. 333-125273))
10.9	Patent and Technology Agreement by and between Net 1 Holdings S.a.r.l. and Net 1 Applied Technology Holdings Limited and Nedcor Bank Limited (Incorporated by reference to Exhibit 10.19 to our Registration Statement on Form S-1/A filed August 1, 2005 (Commission File No. 333-125273))
10.10	Agreement between Nedbank Limited and Net 1 UEPS Technologies, Inc. and Net 1 Applied Technologies South Africa Limited (Incorporated by reference to Exhibit 10.20 to our Registration Statement on Form S-1/A filed August 1, 2005 (Commission File No. 333-125273))
10.11	Stock Purchase Agreement dated July 18, 2005, by and among CI Law Trustees Limited for the San Roque Trust, Dr. Serge C.P. Belamant, South African Private Equity Fund III, L.P., South African Private Equity Trust III, Brenthurst Private Equity II Limited, Brenthurst Private Equity South Africa I Limited, General Atlantic Partners 80, L.P., GapStar, LLC, GAP Coinvestments III, Brait International Limited, LLC, GAP Coinvestments IV, LLC, GAPCO GmbH & Co. KG and Net 1 UEPS Technologies, Inc. (Incorporated by reference to Exhibit 10.21 to our Registration Statement on Form S-1/A filed August 1, 2005 (Commission File No. 333-125273))
10.12	Amendment No. 1 to the Stock Purchase Agreement dated as of August 11, 2005
10.13	Banking Facility between Nedbank Limited and Net 1 Applied Technology Holdings Limited (Incorporated by reference to Exhibit 10.13 to our Registration Statement on Form S-1/A filed August 1, 2005 (Commission File No. 333-125273))
10.14	Facility between Cash Paymaster Services Eastern Cape and Nedbank Limited (Incorporated by reference to Exhibit 10.14 to our Registration Statement on Form S-1/A filed August 1, 2005 (Commission File No. 333-125273))
10.15	Addendum to Facility Letter – Approval of Increase Bridging Loan Facilities between Nedbank Limited and Net 1 Applied Technology Holdings Limited (Incorporated by reference to Exhibit 10.15 to our Registration Statement on Form S-1/A filed August 1, 2005 (Commission File No. 333-125273))
10.16	Service Level Agreement between the Department of Social Welfare and Population Development, Kwa-Zulu Natal and Cash Paymaster Services KwaZulu-Natal (Pty) Limited (Incorporated by reference to Exhibit 10.4 to our Registration Statement on Form S-4 filed February 3, 2004 (Commission File No. 333-112463))
10.17	Addendum to service level agreement dated as of April 14, 2006, entered into by and between the Kwa-Zulu Natal Provincial Government, in its Department of Welfare and Population Development and Cash Paymaster Services (KwaZulu-Natal) (Pty) (Ltd) (Incorporated by reference to Exhibit 10.26 to our Annual Report on Form 10-K filed August 29, 2006 (Commission File No. 000-31203))
10.18	Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Kwa-Zulu Natal province (incorporated by reference to Exhibit 10.31 to Net 1 UEPS Technologies' Form 10-Q filed on February 7, 2007 (SEC File No. 000-31203))
10.19	Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Kwa-Zulu Natal province (incorporated by reference to Exhibit 10.20 to Net 1 UEPS Technologies' Form 10-K filed on August 28, 2008 (SEC File No. 000-31203))
10.20	Service Level Agreement between the Province of Eastern Cape Department of Social Development and CPS Eastern Cape (Proprietary) Limited (Incorporated by reference to Exhibit 10.12 to our Registration Statement on Form S-1/A filed August 1, 2005 (Commission File No. 333-125273))
10.21	Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Eastern Cape province (incorporated by reference to Exhibit 10.33 to Net 1 UEPS Technologies' Form 10-Q filed on February 7, 2007 (SEC File No. 000-31203))
10.22	Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Eastern Cape province (incorporated by reference to Exhibit 10.23 to Net 1 UEPS Technologies' Form 10-K filed on August 28, 2008 (SEC File No. 000-31203))

10.23	Service level agreement dated March 31, 2006, between the Limpopo Provincial Government in its Department of Health and Social Development and Cash Paymaster Services (Northern) (Pty) Ltd (Incorporated by reference to Exhibit 10.26 to our Quarterly Report on Form 10-Q filed May 9, 2006 (Commission File No. 000-31203))
10.24	Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Limpopo (formerly Northern) province (incorporated by reference to Exhibit 10.32 to Net 1 UEPS Technologies' Form 10-Q filed on February 7, 2007 (SEC File No. 000-31203))
10.25	Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Limpopo province (incorporated by reference to Exhibit 10.26 to Net 1 UEPS Technologies' Form 10-K filed on August 28, 2008 (SEC File No. 000-31203))
10.26	Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the North West province (incorporated by reference to Exhibit 10.34 to Net 1 UEPS Technologies' Form 10-Q filed on February 7, 2007 (SEC File No. 000-31203))
10.27	Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the North West province (incorporated by reference to Exhibit 10.28 to Net 1 UEPS Technologies' Form 10-K filed on August 28, 2008 (SEC File No. 000-31203))
10.28	Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Northern Cape province (incorporated by reference to Exhibit 10.35 to Net 1 UEPS Technologies' Form 10-Q filed on February 7, 2007 (SEC File No. 000-31203))
10.29	Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Northern Cape province (incorporated by reference to Exhibit 10.30 to Net 1 UEPS Technologies' Form 10-K filed on August 28, 2008 (SEC File No. 000-31203))
10.30*	Amended and Restated 2004 Stock Incentive Plan of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit A to Proxy Statement filed on October 27, 2006)
10.31*	Form of Stock Option Agreement dated as of August 24, 2006, by and between Net 1 UEPS Technologies, Inc. and employees of Prism Holdings Limited (incorporated by reference to Exhibit 10.27 to Net 1 UEPS Technologies' Form 10-Q filed on November 8, 2006 (SEC File No. 000-31203))
10.32*	Form of Stock Option Agreement, by and between Net 1 UEPS Technologies, Inc. and recipients of stock options under the Amended and Restated 2004 Stock Option Incentive Plan of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 99.3 to Form S-8 filed on January 17, 2007 (SEC File No. 000-31203))
10.33*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Serge Christian Pierre Belamant (incorporated by reference to Exhibit 10.36 to Net 1 UEPS Technologies' Form 10-K filed on August 29, 2007 (SEC File No. 000-31203))
10.34*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Herman Gideon Kotze (incorporated by reference to Exhibit 10.37 to Net 1 UEPS Technologies' Form 10-K filed on August 29, 2007 (SEC File No. 000-31203))
10.35*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Nitin Soma (incorporated by reference to Exhibit 10.39 to Net 1 UEPS Technologies' Form 10-K filed on August 29, 2007 (SEC File No. 000-31203))
10.36*	Form of Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and employees of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 10.40 to Net 1 UEPS Technologies' Form 10-K filed on August 29, 2007 (SEC File No. 000-31203))
10.37*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Christopher Stefan Seabrooke dated February 11, 2008 (incorporated by reference to Exhibit 10.41 to Net 1 UEPS Technologies' Form 10-Q filed on May 8, 2008 (SEC File No. 000-31203))
10.38*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Paul Edwards dated February 12, 2008 (incorporated by reference to Exhibit 10.42 to Net 1 UEPS Technologies' Form 10-Q filed on May 8, 2008 (SEC File No. 000-31203))

10.39	Facility Agreement, dated August 27, 2008, by and among Smartswitch Netherlands C.V., Net1 Applied Technologies Netherlands B.V. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.41 to Net 1 UEPS Technologies' Form 10-Q filed on November 6, 2008 (SEC File No. 000-31203))
10.40	Deed of Guarantee, dated August 27, 2008, by and between Net 1 UEPS Technologies, Inc. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.42 to Net 1 UEPS Technologies' Form 10-Q filed on November 6, 2008 (SEC File No. 000-31203))
10.41	Charge Over Deposits, dated August 27, 2008, by and between Net 1 UEPS Technologies, Inc. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.43 to Net 1 UEPS Technologies' Form 10-Q filed on November 6, 2008 (SEC File No. 000-31203))
10.42	Cession and Pledge in Security, dated August 27, 2008, by and between Net 1 UEPS Technologies, Inc. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.44 to Net 1 UEPS Technologies' Form 10-Q filed on November 6, 2008 (SEC File No. 000-31203))
10.43	Deed of Subordination, dated August 27, 2008, by and among Smartswitch Netherlands C.V., Net 1 UEPS Technologies, Inc. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.45 to Net 1 UEPS Technologies' Form 10-Q filed on November 6, 2008 (SEC File No. 000-31203))
10.44*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Christopher Stefan Seabrooke dated August 27, 2008* (incorporated by reference to Exhibit 10.46 to Net 1 UEPS Technologies' Form 10-Q filed on November 6, 2008 (SEC File No. 000-31203))
10.45*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Paul Edwards dated August 27, 2008* (incorporated by reference to Exhibit 10.47 to Net 1 UEPS Technologies' Form 10-Q filed on November 6, 2008 (SEC File No. 000-31203))
10.46*	Form of Stock Option Agreement, by and between Net 1 UEPS Technologies, Inc. and recipients of stock options under the Amended and Restated 2004 Stock Option Incentive Plan of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 10.48 to Net 1 UEPS Technologies' Form 10-Q filed on November 6, 2008 (SEC File No. 000-31203))
10.47†	Interim agreement entered into between SASSA and Cash Paymaster Services (Proprietary) Limited dated March 25, 2009 (incorporated by reference to Exhibit 10.49 to Net 1 UEPS Technologies' Form 10-Q filed on May 7, 2009 (SEC File No. 000-31203))
10.48**	Stock Repurchase Agreement by and between Net 1 UEPS Technologies, Inc., South African Private Equity Fund III, L.P. and Brait International Limited
14	Amended and Restated Code of Ethics (incorporated by reference to Exhibit 14 to Net 1 UEPS Technologies' Form 8-K filed on August 27, 2009 (SEC File No. 000-31203))
21**	Subsidiaries of Registrant
23**	Consent of Independent Registered Public Accounting Firm
31.1**	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended
31.2**	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended
32**	Certification pursuant to 18 USC. Section 1350

† Confidential treatment has been granted for certain portions of this Exhibit pursuant to Rule 24b-2 of the Exchange Act, and thus, such portions have been omitted.
* Indicates a management contract or compensatory plan or arrangement.
** Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NET 1 UEPS TECHNOLOGIES, INC.

By: /s/ Serge C.P. Belamant

Serge C.P. Belamant
Chief Executive Officer, Chairman of the Board and Director

Date: August 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Serge C.P. Belamant Serge C.P. Belamant	Chief Executive Officer and Chairman of the Board and Director (Principal Executive Officer)	August 27, 2009
/s/ Herman Gideon Kotzé Herman Gideon Kotzé	Chief Financial Officer, Treasurer and Secretary and Director (Principal Financial and Accounting Officer)	August 27, 2009
/s/ Antony Charles Ball Antony Charles Ball	Director	August 27, 2009
/s/ Christopher Stefan Seabrooke Christopher Stefan Seabrooke	Director	August 27, 2009
/s/ Alasdair Jonathan Kemsley Pein Alasdair Jonathan Kemsley Pein	Director	August 27, 2009
/s/ Paul Edwards Paul Edwards	Director	August 27, 2009
/s/ Tom Tinsley Tom Tinsley	Director	August 27, 2009

(This page intentionally left blank)

NET 1 UEPS TECHNOLOGIES, INC.

LIST OF CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of Net 1 UEPS Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Net 1 UEPS Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2009 and 2008 and the related consolidated statements of operations, of movements in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Net 1 UEPS Technologies, Inc. and subsidiaries at June 30, 2009 and 2008, the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 27, 2009, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche (South Africa)

Chartered Accountants (SA)
Johannesburg, Republic of South Africa
August 27, 2009

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
as of June 30, 2009 and 2008

	2009	2008
	(In thousands, except share data)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 220,786	$ 272,475
Pre-funded social welfare grants receivable (Note 4)	4,930	35,434
Accounts receivable, net (Note 5)	42,475	21,797
Finance loans receivable, net (Note 5)	2,563	4,301
Deferred expenditure on smart cards (Note 6)	8	78
Inventory (Note 7)	7,250	6,052
Deferred income taxes (Note 15)	12,282	5,597
Total current assets	290,294	345,734
OTHER LONG-TERM ASSETS, including available for sale securities (Note 8)	7,147	207
PROPERTY, PLANT AND EQUIPMENT, net (Note 9)	7,376	6,291
EQUITY-ACCOUNTED INVESTMENTS (Note 8)	2,583	2,685
GOODWILL (Note 10)	116,197	76,938
INTANGIBLE ASSETS, net (Note 10)	75,890	22,216
TOTAL ASSETS	499,487	454,071
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	5,481	4,909
Other payables (Note 11)	61,454	57,432
Income taxes payable	10,874	14,162
Total current liabilities	77,809	76,503
DEFERRED INCOME TAXES (Note 15)	41,737	33,474
INTEREST BEARING LIABILITIES – outside shareholders loans	4,185	3,766
COMMITMENTS AND CONTINGENCIES	-	-
TOTAL LIABILITIES	123,731	113,743
MINORITY INTERESTS	2,539	-
SHAREHOLDERS' EQUITY		
COMMON STOCK (Note 12)		
Authorized shares: 200,000,000 with $0.001 par value;		
Issued and outstanding shares: 2009: 58,434,003; 2008: 53,423,552	59	52
SPECIAL CONVERTIBLE PREFERRED STOCK (Note 12)		
Authorized shares: 50,000,000 with $0.001 par value;		
Issued and outstanding shares: 2009: -; 2008: 4,882,429	-	5
B CLASS PREFERENCE SHARES (Note 12)		
Authorized shares: 330,000,000 with $0.001 par value;		
Issued and outstanding shares (net of shares held by the Company): 2009: -; 2008: 35,975,818	-	6
ADDITIONAL PAID-IN CAPITAL	126,914	119,283
TREASURY SHARES, AT COST: 2009: 3,927,516; 2008: 306,269 (Note 12)	(48,637)	(7,950)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(58,472)	(37,820)
RETAINED EARNINGS	353,353	266,752
TOTAL SHAREHOLDERS' EQUITY	373,217	340,328
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 499,487	$ 454,071

See accompanying notes to consolidated financial statements.

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 2009, 2008 and 2007

	2009	2008	2007
	(In thousands, except per share data)		
REVENUE (Note 13)	$ 246,822	$ 254,056	$ 223,968
Sale of goods	47,003	39,021	27,716
Loan-based interest and fees received	5,659	8,585	11,460
Services rendered	194,160	206,450	184,792
EXPENSE			
Cost of goods sold, IT processing, servicing and support	70,091	67,486	54,417
Selling, general and administration	64,833	65,362	61,625
Depreciation and amortization	17,082	10,822	11,050
PROFIT ON SALE OF MICROLENDING BUSINESS	455	-	-
IMPAIRMENT OF GOODWILL (Note 10)	1,836	-	-
OPERATING INCOME	93,435	110,386	96,876
FOREIGN EXCHANGE GAIN RELATED TO SHORT-TERM INVESTMENT	26,657	-	-
INTEREST INCOME, net	10,828	15,722	4,401
INCOME BEFORE INCOME TAXES	130,920	126,108	101,277
INCOME TAX EXPENSE (Note 15)	42,744	39,192	37,574
NET INCOME BEFORE MINORITY INTEREST AND (LOSS) EARNINGS FROM EQUITY-ACCOUNTED INVESTMENTS	88,176	86,916	63,703
MINORITY INTEREST	701	(815)	205
(LOSS) EARNINGS FROM EQUITY-ACCOUNTED INVESTMENTS (Note 8)	(874)	(1,036)	181
NET INCOME	$ 86,601	$ 86,695	$ 63,679
Net income per share (Note 16)			
Basic earnings – common stock and linked units, in $	1.55	1.52	1.12
Diluted earnings – common stock and linked units, in $	1.54	1.50	1.11

See accompanying notes to consolidated financial statements.

NET 1 UEPS Technologies, Inc.
CONSOLIDATED STATEMENTS OF MOVEMENTS IN SHAREHOLDERS' EQUITY
for the years ended June 30, 2009, 2008 and 2007

	Common Stock					Special Convertible Preferred Stock		B Class Preference Shares			Accumulated		
	Number of Shares	Amount	Number of treasury shares	Treasury shares	Additional Paid-in Capital	Number of Shares	Amount	Number of Shares	Amount	Retained Earnings	Other Comprehensive Income (loss)	Total	Comprehensive Income (loss)
		'000		'000	'000		'000		'000	'000	'000	'000	'000
Balance - July 1, 2006	49,744,852	$50	(147,973)	$(3,958)	$105,792	7,315,099	$7	53,900,752	$9	$116,873	$(9,763)	$209,010	
Net Income										63,679		63,679	$63,679
Exercise of options by holders	326,706				3,723							3,723	
Shares withheld by the Company on automatic exercise of employee stock options			(111,748)	(2,837)								(2,837)	
Settlement of loan note consideration for stock issued in accordance with 2004 Stock Incentive Plan					551							551	
Loan note consideration for stock issued in accordance with 2004 Stock Incentive Plan					(528)							(528)	
Stock compensation charge					1,126							1,126	
Reversal of stock compensation charge					(216)							(216)	
Income tax benefits from options sold by employees					1,717							1,717	
Conversion from special convertible preferred stock to common stock and cession of B class preference shares and B class loans to Net 1 as a result of trigger events	1,658,989	2			2	(1,658,989)	(2)	(12,224,127)	(2)			-	
Acquisition of treasury shares at market value		-	(40,100)	(1,000)	-							(1,000)	
Movement in Foreign Currency Translation Reserve											5,848	5,848	5,848
Balance - June 30, 2007	51,730,547	52	(299,821)	(7,795)	112,167	5,656,110	5	41,676,625	7	180,552	(3,915)	281,073	69,527
Adoption of FIN 48 - adjustment to opening retained earnings										(495)		(495)	
Net Income										86,695		86,695	86,695
Restricted stock granted	594,782												
Exercise of options by holders	324,542				2,919							2,919	
Shares withheld by the Company on automatic exercise of employee stock options			(6,448)	(155)								(155)	
Settlement of loan note consideration for stock issued in accordance with 2004 Stock Incentive Plan					544							544	
Loan note consideration for stock issued in accordance with 2004 Stock Incentive Plan					(463)							(463)	
Stock compensation charge					4,257							4,257	
Reversal of stock compensation charge					(286)							(286)	
Income tax benefits from options sold by employees					144							144	
Conversion from special convertible preferred stock to common stock and cession of B class preference shares and B class loans to Net 1 as a result of trigger events	773,681				1	(773,681)		(5,700,807)	(1)			-	
Movement in Foreign Currency Translation Reserve											(33,905)	(33,905)	(33,905)
Balance - June 30, 2008	53,423,552	$52	(306,269)	$(7,950)	$119,283	4,882,429	$5	35,975,818	$6	$266,752	$(37,820)	$340,328	52,790

See accompanying notes to consolidated financial statements.

NET 1 UEPS Technologies, Inc.
CONSOLIDATED STATEMENTS OF MOVEMENTS IN SHAREHOLDERS' EQUITY (continued)
for the years ended June 30, 2009, 2008 and 2007

	Common Stock					Special Convertible Preferred Stock		B Class Preference Shares					
	Number of Shares	Amount	Number of treasury shares	Treasury shares	Additional Paid-in Capital	Number of Shares	Amount	Number of Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total	Comprehensive Income (loss)
		'000		'000	'000		'000		'000	'000	'000	'000	'000
Balance - July 1, 2008	53,423,552	$52	(306,269)	$(7,950)	$119,283	4,882,429	$5	35,975,818	$6	$266,752	$(37,820)	$340,328	
Net Income										86,601		86,601	86,601
Stock granted pursuant to the BGS acquisition	40,134	-			981							981	
Restricted stock granted	3,474											-	
Exercise of options by holders	84,414	1			253							254	
Settlement of loan note consideration for stock issued in accordance with 2004 Stock Incentive Plan					20							20	
Loan note consideration for stock issued in accordance with 2004 Stock Incentive Plan					(3)							(3)	
Stock compensation charge					5,239							5,239	
Reversal of stock compensation charge					(213)							(213)	
Income tax benefits from options sold by employees					1,350							1,350	
Conversion from special convertible preferred stock to common stock and cession of B class preference shares and B class loans to Net 1 as a result of trigger events	4,882,429	6			4	(4,882,429)	(5)	(35,975,818)	(6)			(1)	
Acquisition of treasury shares at market value			(3,621,247)	(40,687)								(40,687)	
Other comprehensive loss:													
Net unrealized loss on asset for sale											(1,611)	(1,611)	(1,611)
Movement in Foreign Currency Translation Reserve											(19,041)	(19,041)	(19,041)
Balance - June 30, 2009	58,434,003	$59	(3,927,516)	$(48,637)	$126,914	-	$0	-	$0	$353,353	$(58,472)	$373,217	$65,949

See accompanying notes to consolidated financial statements.

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 2009, 2008 and 2007

	2009	2008	2007
		(In thousands)	
Cash flows from operating activities			
Net income	$ 86,601	$ 86,695	$ 63,679
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,082	10,822	11,050
Loss (earnings) from equity-accounted investments	874	1,036	(181)
Fair value adjustment	(4,402)	(269)	186
Interest payable	425	434	234
Facility fee amortized	1,100	-	-
Loss (Profit) on disposal of property, plant and equipment	85	(110)	(286)
Loss on disposal of equity-accounted investment	-	-	586
Profit on disposal of business	(455)	-	-
Minority interest	701	(815)	205
Stock compensation charge, net of forfeitures	5,026	3,971	910
Impairment of goodwill	1,836	-	-
Decrease (Increase) in accounts receivable, pre-funded social welfare grants receivable and finance loans receivable	14,639	(9,983)	(9,469)
Decrease in deferred expenditure on smart cards	50	416	155
Increase in inventory	(81)	(1,138)	(2,203)
(Decrease) Increase in accounts payable and other payables	(8,788)	24,353	(1,470)
(Decrease) Increase in taxes payable	(3,339)	1,369	268
(Decrease) Increase in deferred taxes	(4,586)	1,979	1,802
Net cash provided by operating activities	106,768	118,760	65,466
Cash flows from investing activities			
Capital expenditures	(4,770)	(3,563)	(3,745)
Proceeds from disposal of property, plant and equipment	159	160	685
Acquisition of available for sale securities	(3,422)	-	-
Proceeds from disposal of equity-accounted investment	-	-	2,301
Long-term receivables and loan to equity-accounted investment repaid	-	-	1,622
Acquisition of BGS, net of cash acquired	(97,992)	-	-
Acquisition of RMT, net of cash acquired	(1,381)	-	-
Acquisition of Prism Holdings Limited and remaining 25.1% of EasyPay, net of cash acquired	-	-	(92,043)
Acquisition of and advance of loans to equity-accounted investments	(450)	(500)	(360)
Net cash used in investing activities	(107,856)	(3,903)	(91,540)
Cash flows from financing activities			
Proceeds from issue of common stock	271	2,845	909
Acquisition of treasury stock (Note 18)	(39,412)	-	(1,000)
Proceeds from short-term loan facility	110,000		
Repayment of short-term loan facility	(110,000)		
Payment of facility fee	(1,100)		
Proceeds from bank overdraft	2,843	1,462	84,657
Repayment of bank overdraft	(2,850)	(1,443)	(84,854)
Proceeds from interest bearing liabilities	-	-	3,513
Net cash (used in) provided by financing activities	(40,248)	2,864	3,225
Effect of exchange rate changes on cash	(10,353)	(16,973)	4,841
Net (decrease) increase in cash and cash equivalents	(51,689)	100,748	(18,008)
Cash and cash equivalents – beginning of year	272,475	171,727	189,735
Cash and cash equivalents at end of year	$ 220,786	$ 272,475	$ 171,727

See accompanying notes to consolidated financial statements.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

Net 1 UEPS Technologies, Inc. ("Net1" and collectively with its consolidated subsidiaries, the "Company") was incorporated in the State of Florida on May 8, 1997. The Company provides a smart-card based alternative payment system for the unbanked and underbanked populations of developing economies. Its universal electronic payment system ("UEPS"), uses secure smart cards that operate in real-time but offline, which allows users to enter into transactions at any time with other card holders in even the most remote areas so long as a smart card reader, which is often portable and battery powered, is available. The Company also develops and provides secure transaction solutions and services for first world markets. The Company's technology is widely used in South Africa today, where it distributes pension and welfare payments to over 3.5 million beneficiaries in five of South Africa's nine provinces, processes nearly 65% of retail payment transactions through its EasyPay system and provides mobile telephone top-up transactions for two of South Africa's three mobile carriers. During the past several years, the Company has expanded its business to a number of markets outside South Africa, including other countries on the African continent, Russia and other members of the Commonwealth of Independent States ("CIS"), the Middle East, Asia and Latin America.

In June 2004, Net1 acquired Net 1 Applied Technology Holdings Limited ("Aplitec"), a South African public company. Aplitec shareholders obtained a majority voting interest in Net1 in that transaction and, in accordance with generally accepted accounting principles, the transaction was accounted for as a reverse acquisition the ("Aplitec transaction"). As a result, although Net1 was the legal acquirer, Aplitec was treated as the acquiring company for financial reporting purposes.

On August 27, 2008, the Company acquired 80.1% of BGS Smartcard Systems AG ("BGS"), an Austrian private company, and on July 3, 2006, the Company acquired 100% of Prism Holdings Limited ("Prism"), a South African public company. The Company's fiscal 2009 transactions are discussed in more detail in Note 3.

Basis of presentation

The accompanying consolidated financial statements include subsidiaries over which Net1 exercises control and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The financial statements of entities which are controlled by Net1, referred to as subsidiaries, are consolidated. Inter-company accounts and transactions are eliminated upon consolidation.

Financial Accounting Standards Board Interpretation No. 46R, *Consolidation of Variable Interest Entities, an Interpretation of ARB 51, Revised December 2003* ("FIN 46R"), clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements* to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. As required by FIN 46R the Company, if it is the primary beneficiary, consolidates entities which are considered to be Variable Interest Entities ("VIE"). FIN 46R considers the primary beneficiary to be the entity that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. No entities were required to be consolidated in terms of the requirements of FIN 46R during the years ended June 30, 2009 and 2008.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation. Property, plant and equipment are depreciated on the straight-line basis at rates which are estimated to amortize the assets to their anticipated residual values over their useful lives. Within the following asset classifications, the expected economic lives are approximately:

Computer equipment	3 to 5 years
Office equipment	3 to 6 years
Vehicles	4 to 8 years
Furniture and fittings	5 to 10 years
Plant and equipment	5 to 10 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income.

Leasehold improvement costs

Costs incurred in the adaptation of leased properties to serve the requirements of the Company are capitalized and amortized over the shorter of the term of the lease and the contract for which the lease has been entered into.

Sales taxes

Revenue and expenses are presented net of sales, use and value added taxes, as the case may be.

Income taxes

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of changes in tax laws or enacted tax rates.

The tax rate in South Africa varies depending on whether income is distributed. During the year ended June 30, 2009, the income tax rate was 28%, but upon distribution an additional tax ("STC") of 10.0% was due based on the amount of dividends declared net of dividends received during a dividend cycle. The Company therefore measures its income taxes and deferred income taxes for the year ended June 30, 2009 using a combined rate of 34.55%. The income tax rate during the year ended June 30, 2008, was 29%, and the STC rate was 10.0%, which resulted in a combined rate of 35.45%. The income tax rate during the year ended June 30, 2007 was 29%, and the STC rate was 12.5%, which resulted in a combined rate of 36.89%.

In establishing the appropriate income tax valuation allowances, the Company assesses the realizability of its net deferred tax assets, and based on all available evidence, both positive and negative, determines whether it is more likely than not that the net deferred tax assets or a portion thereof will be realized.

Uncertain tax positions are recognized in the financial statements for positions which are considered more likely than not of being sustained based on the technical merits of the position on audit by the tax authorities. The measurement of the tax benefit recognized in the financial statements is based upon the largest amount of tax benefit that, in management's judgement, is greater than 50% likely of being realized based on a cumulative probability assessment of the possible outcomes.

The Company's policy is to include interest related to unrecognized tax benefits in interest income, net and penalties in selling, general and administration in the consolidated statements of operations.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values of the identifiable assets acquired and liabilities assumed. The Company tests for impairment of goodwill on an annual basis and at any other time if events or circumstances change that would more likely than not reduce the fair value of the reporting unit goodwill below its carrying amount.

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; and, results of testing for recoverability of a significant asset group within a reporting unit.

If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in net income. Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures: the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties; present value techniques of estimated future cash flows; or valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

Intangible assets

Intangible assets are shown at cost less accumulated amortization and are amortized over their useful lives, which vary between one and 20 years. Intangible assets are periodically evaluated for recoverability, and those evaluations take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

Equity-accounted investments

The Company uses the equity method to account for investments in companies when it has significant influence but not control over the operations of the equity-accounted company. Under the equity method, the Company initially records the investment at cost and then adjusts the carrying value of the investment to recognize the proportional share of the equity-accounted company's net income (loss). In addition, dividends received from the equity-accounted company reduce the carrying value of the Company's investment.

Inventory

Inventory is valued at the lower of cost and market value. Cost is determined on a first-in, first-out basis and includes transport and handling costs.

Translation of foreign currencies

The primary functional currency of the Company is the South African Rand ("ZAR") and its reporting currency is the US dollar. The Company also has consolidated entities which have the euro, Russian ruble or Indian rupee as their functional currency. The current rate method is used to translate the financial statements of the Company to US dollar. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. Translation gains and losses are reported in accumulated other comprehensive income in shareholders' equity.

Foreign exchange transactions are translated at the spot rate ruling at the date of the transaction. Monetary items are translated at the closing spot rate at the balance sheet date. Transactional gains and losses are recognized in income for the period.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company recognizes revenue when:

- there is persuasive evidence of an agreement or arrangement;
- delivery of products has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable;
- Collectability is reasonably assured.

The Company's principal revenue streams and their respective accounting treatments are discussed below:

Fees and commissions

The Company provides a state welfare benefit distribution service to provincial governments in South Africa. Fees are computed based on the number of beneficiaries included in the government payfile. Fee income received for these services is recognized in the statement of operations when distributions have been made to the beneficiaries.

Beneficiaries are able to load their welfare grants at merchants enrolled in the Company's participating retailer program in certain provinces. There is no charge to the beneficiary to load the grant onto a smart card at the merchant location, however, a fee is charged to the merchant for purchases made at the merchant using the smart card. A fee is charged to the merchant when the beneficiary makes a cash withdrawal. Fee income received for these services is recognized in the statement of operations when the transaction occurs.

The Company provides an automated payment collection service to third parties, for which it charges monthly fees. These fees are recognized in the statement of operations as the underlying services are performed.

Contract variations fees

The Company records additional revenue from variations to contracts for the provision of state welfare benefits, if:

- there is persuasive evidence of an agreement; and
- collectability is reasonably assumed; and
- all material terms and conditions of the agreement have been adhered to.

Hardware sales

Revenue from hardware sales is recognized when risk of loss has transferred to the customer and there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized.

To the extent that sales of hardware are made in an arrangement that includes software that is more than incidental, the Company applies the guidance in American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition, as amended* ("SOP 97-2"). This requires consideration of post contract maintenance and technical support or other future obligations which could impact the timing and amount of revenue recognized.

Software

Revenue from licensed software is recognized on a subscription basis over the period that the client is entitled to use the license. Revenue from the sale of software is recognized if all revenue recognition criteria have been met. Post contract maintenance and technical support in respect of software is generally negotiated and sold as a separate service and is recognized over the period such items are delivered.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Interest income

Interest income earned from micro-lending activities is recognized in the statement of operations as it falls due, using the effective interest rate method by reference to the constant interest rate stated in each loan agreement. Fees earned for establishing loans are recognized over the period of the loan as interest income.

Capital and interest that is in arrears and determined to be doubtful is provided for in full if the capital outstanding has not been insured. The Company insures against losses of capital related to certain loans. For these loans, provision is made for the amount of interest previously recognized in the statement of operations if it is determined that the interest outstanding will not be collected.

Systems implementation projects

The Company undertakes smart card system implementation projects. The hardware and software installed in these projects are in the form of customized systems, which ordinarily involve modification to meet the customer's specifications. Software delivered under such arrangements is available to the customer permanently, subject to the payment of annual license fees. Revenue for such arrangements is recognized under the percentage of completion method, save for annual license fees, which are recognized in the period to which they relate. Up-front and interim payments received are recorded as client deposits until customer acceptance.

The Company's customer arrangements may have multiple deliverables. Generally, the Company's multiple element arrangements fall within the scope of specific accounting standards that provide guidance regarding the separation of elements in multiple-deliverable arrangements and the allocation of consideration among those elements in terms of SOP 97-2. If not, the Company applies the separation provisions of the Emerging Issues Task Force ("EITF") consensus on Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). The provisions of EITF 00-21 require the Company to unbundle multiple element arrangements into separate units of accounting when the delivered element(s) has stand-alone value and fair value of the undelivered element(s) exists.

Terminal rental income

The Company leases terminals to merchants enrolled in its merchant retail application. Operating rental income is recognized monthly on a straight-line basis in accordance with the lease agreement.

Other income

Revenue from service and maintenance activities is charged to customers on a time-and-materials basis and is recognized in the statement of operations as services are delivered to customers.

Research and development expenditure

Research and development expenditures is charged to net income in the period in which it is incurred. During the years ended June 30, 2009, 2008 and 2007, the Company incurred research and development expenditures of $8.9 million, $5.7 million and $4.9 million, respectively.

Computer software development

Costs in respect of the development of software intended for sale to licensees is accounted for in accordance with Statement of Financial Accounting Standard ("SFAS") No. 86, *Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed* ("FAS 86"). FAS 86 requires product development costs to be charged to expenses as incurred until technological feasibility is attained. Technological feasibility is attained when the Company's software has completed system testing and has been determined viable for its intended use. The time between the attainment of technological feasibility and completion of software development is generally short with immaterial amounts of development costs incurred during this period.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Computer software development (continued)

Costs in respect of the development of software for the Company's internal use are accounted for in accordance with Statement of Position 98-1 *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"), issued by the American Institute of Certified Public Accountants. SOP 98-1 requires these costs to be expensed as incurred, except to the extent that these costs are incurred during the application development stage. All other costs including those incurred in the project development and post-implementation stages are expensed as incurred.

Loan provisions and allowance for doubtful debts

Traditional microlending

A specific provision is established for all traditional microlending loans where it is considered likely that all or a portion of the principal amount of the loan or interest thereon will not be repaid by the borrower. Default is considered likely after a specified period of repayment default, which is generally not more than 150 days. The provision is assessed based on a review by management of the ageing of outstanding amounts, the payment history in relation to those specific accounts and the overall default history.

UEPS-based lending

No provision is required for UEPS-based lending. The principal amount of the loan is insured and the amount due to be recovered from the insurer is recorded as a receivable once the amount is deemed unrecoverable. Default is considered when the beneficiary dies or can not be found. Once the loan is deemed unrecoverable, service fees related to the unrecoverable insured loan is not recognized.

Allowance for doubtful debts

A specific provision is established where it is considered likely that all or a portion of the amount due from customers renting point of sale ("POS") equipment, receiving support and maintenance services or purchasing licenses from the Company will not be recovered. Non-recoverability is assessed based on a review by management of the ageing of outstanding amounts, the location of the customer and the payment history in relation to those specific amounts.

Stock-based compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. In respect of awards with only service conditions that have a graded vesting schedule, the Company recognizes compensation cost on a straight line basis over the requisite service period for the entire award. The forfeiture rate is estimated using historical trends of the number of awards forfeited prior to vesting. The expense is recorded in the statement of operations based on the employees' respective functions.

The Company records deferred tax assets for awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the statement of operations (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements adopted

Effective July 1, 2008, the Company adopted Financial Accounting Standards Board ("FASB") SFAS No. 157, *Fair Value Measurements* ("FAS 157") for financial assets and liabilities, which provides a single definition of fair value, establishes a framework for the measurement of fair value and expands disclosure about the use of fair value to measure assets and liabilities; however, it does not require any new fair value measurements.

FAS 157 establishes a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on its reliability. Level 1 valuations are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

In October 2008, the FASB issued FASB Staff Position ("FSP") No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3") which clarifies the application of FAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FAS 157-3 was effective upon issuance.

In April 2009, the FASB issued FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with FAS 157, when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and has been adopted for the year ended 30 June, 2009.

The adoption of FAS 157, FSP 157-3 and FSP 157-4 for financial assets and liabilities has not had a material effect on the Company's results of operations or financial position.

Effective July 1, 2008, the Company adopted SFAS No.159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("FAS 159"). FAS 159 expands the use of fair value accounting to eligible financial assets and liabilities. The Company evaluated its existing financial instruments and elected not to adopt the fair value option on its financial instruments. However, because the FAS 159 election is based on an instrument-by-instrument election at the time the Company first recognizes an eligible item or enters into an eligible firm commitment, the Company may decide to exercise the option on new items when business reasons support doing so in future. As a result, the adoption of FAS 159 has not had a material effect on the Company's results of operations or financial position.

In March 2008, the Company adopted FASB SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133*("FAS 161").FAS 161 expands the current disclosure requirements of FASB SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*("FAS 133") such that entities must now provide enhanced disclosures on an interim and annual basis regarding how and why the entity uses derivatives; how derivatives and related hedged items are accounted for under FAS 133 and how derivatives and related hedged items affect the entity's consolidated financial position, statement of operations and cash flow. Pursuant to the transition provisions of the FAS 161, the Company adopted the SFAS on January 1, 2009. The required disclosures are presented in Note 8. This Statement does not impact the consolidated financial results as it is disclosure-only in nature.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements adopted (continued)

In June 2009, the Company adopted FASB SFAS No. 165, *Subsequent Events* ("FAS 165"). FAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, FAS 165 provides: the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. FAS 165 is effective prospectively for the interim and annual periods ending after June 15, 2009. The adoption of FAS 165 did not have an impact on the Company's consolidated financial position, statement of operations or cash flows. The Company has evaluated the subsequent events from July 1, 2009 to August 27, 2009, which is the date when the financial statements were issued.

Recent accounting pronouncements not yet adopted as of June 30, 2009

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations* ("FAS 141R"). FAS 141R replaces SFAS No. 141, *Business Combinations*, ("FAS 141"). FAS 141R retains the fundamental requirements in FAS 141 that the acquisition method of accounting (defined in FAS 141 as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. FAS 141R requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed at the acquisition date. FAS 141R also requires acquisition-related costs to be recognized separately from the business combination. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing FAS 141R and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("FAS 160"). FAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that does not result in deconsolidation. FAS 160 clarifies that all of those transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. However, FAS 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently assessing FAS 160 and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("FAS 162"). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements under GAAP. FAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*". It is not expected that FAS 162 will change current practice.

In February 2008, the FASB issued FSP No. FAS 157-2, *Effective Date of FASB Statement No. 157* ("FSP FAS 157-2") which delays the effective date of FAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. Entities are encouraged to adopt FAS 157 for measurements of nonfinancial assets and nonfinancial liabilities in its entirety as long as they have not yet issued financial statements during that year. An entity that chooses to adopt FAS 157 in its entirety must do so for all nonfinancial assets and nonfinancial liabilities within its scope. The Company is currently reviewing the impact of the adoption of FAS No. 157 for all non-financial assets and liabilities on its financial statements.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements not yet adopted as of June 30, 2009 (continued)

In April 2008, the FASB issued FSP No. FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of an intangible asset determined under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FAS 141. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently assessing FSP FAS 142-3 and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations.

In June 2008, the FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). Under the FSP, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and, therefore, are included in computing earnings per share pursuant to the two-class method. The two-class method determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. The Company issued restricted stock during fiscal 2009 and 2007 and these instruments are considered participating securities as they are eligible to receive non-forfeitable dividend equivalents at the same rate as common stock. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing FSP EITF 03-6-1 and has not yet determined the impact that the adoption of this standard will have on its earnings per share.

In April 2009, the FASB issued FSP No. FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies* ("FSP FAS 141R-1"). Under FSP FAS 141R-1 an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer applies the recognition criteria in SFAS No. 5, *Accounting for Contingencies*, and Interpretation 14 to determine whether the contingency should be recognized as of the acquisition date or after it. Like FAS141R, FSP FAS 141R-1 is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing FSP FAS 141R-1 and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* ("FAS 167"). FAS 167 is a revision of FIN46R, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. FAS 167 will also require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. FAS 167 is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning after November 15, 2009. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of FAS 167.

In June 2009, the FASB issued SFAS No. 168, *The "FASB Accounting Standards Codification™" and the Hierarchy of Generally Accepted Accounting Principles*, ("FAS 168"). FAS 168 establishes the FASB Accounting Standards Codification™ ("Codification") as the single source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards. Following FAS 168, the FASB will issue new guidance in the form of Accounting Standards Updates. FAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS

2009 Acquisitions

BGS

On August 27, 2008, the Company acquired 80.1% of the issued share capital of BGS for a total consideration of $101.6 million in cash and the issuance of an aggregate of 40,134 shares of Net1 common stock to certain former BGS shareholders. As described in note 21, the Company financed the cash portion of the purchase price with the proceeds of a short-term bank loan which was repaid in full on October 16, 2008. For practical purposes the acquisition date has been set as August 31, 2008.

BGS provides smart card-based payment systems to banks, enterprises and government authorities in Russia, Ukraine, Uzbekistan, India and Oman. BGS' system, Dual Universal Electronic Transactions ("DUET"), was developed by BGS as a derivative of the first version of the Company's UEPS technology that the Company licensed to BGS in 1993. BGS' largest customer is Sberbank, the largest financial institution in Russia, which owns the remaining 19.9% of BGS. The Company believes the acquisition of BGS provides it with opportunity to increase revenue and operating income, enhance the Company's product offering, increasing the depth of management with the addition of experienced executives and accelerating the rollout of the UEPS in Russia and other members of the Commonwealth of Independent States.

The following table sets forth the components of the purchase price for the BGS acquisition using exchange rates applicable as of August 31, 2008:

Cash paid to former BGS shareholders	$103,517
40,134 shares of Net1 common stock valued at $24.46 per share issued to certain former BGS shareholders	982
Costs directly related to the acquisition	2,915
Total purchase price	$107,414

The following table sets forth the allocation of the purchase price:

Cash and cash equivalents	$6,283
Accounts receivable, net	3,218
Inventory	740
Property, plant and equipment	350
Intangible assets (see Note 10)	68,859
Trade and other payables	(7,181)
Other long-term liabilities	(631)
Deferred tax assets	10,657
Deferred tax liabilities (see Note 15)	(17,214)
Minority interests	(1,838)
Goodwill (see Note 10)	44,171
Total purchase price	$107,414

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS (continued)

2009 Acquisitions (continued)

BGS (continued)

The results of BGS' operations are reflected in the Company's financial statements from September 1, 2008. The following pro forma consolidated results of operations have been prepared as if the acquisition of BGS had occurred on July 1, 2008 and 2007, respectively:

	Year ended June 30,	
	Pro forma 2009	Pro forma 2008
Revenue[(1)]	$248,180	$278,100
Net income from continuing operations before minority interest and loss from equity-accounted investments[(1)]	85,593	76,566
Net income[(1)]	$84,081	$76,345
Earnings per share – basic (in cents)	$150.3	$133.5
Earnings per share – diluted (in cents)	$149.8	$132.4
Weighted-average number of outstanding shares of common stock and linked units used to calculate basic earnings per share	55,959,418	57,196,061
Weighted-average number of outstanding shares of common stock and linked units used to calculate diluted earnings per share	56,146,181	57,675,466

(1) Revenue, net income from continuing operations before minority interest and loss from equity-accounted investments and net income have been translated from the functional currencies, primarily ZAR and euro, to US dollar, using the average exchange rate applicable for the period. The average US dollar/ ZAR exchange rate for the years ended June 30, 2009 and 2008, was $1:9.0484 and $1:7.3123, respectively. The average US dollar/ € exchange rate for the years ended June 30, 2009 and 2008, was $1:0.7311 and $1:0.6819, respectively. The significant fluctuation in the US dollar/ ZAR exchange rates has negatively impacted the Company's reported results.

The unaudited pro forma financial information above reflects the following pro forma adjustments applied using the principles of Article 11 of Regulation S-X under the Securities Exchange Act of 1934:

a) An adjustment to reduce interest income on the Company's cash reserves for the year ended June 30, 2009 and 2008, as a result of the payment of the cash portion of the purchase price of $107.4 million, at an assumed pre-tax South African interest rate of 10.8% and 10.9% respectively. This adjustment also assumes that the cash had been paid out 50 days after the beginning of the period presented, rather than at the beginning of the period, because the Company financed the cash portion of the purchase price with the proceeds of a loan facility that was repaid in full 50 days after closing of the acquisition, and thus, continued to earn interest on these cash reserves for the first 50 days of the period until the loan was repaid in full. The adjustment has been tax-effected using a fully-distributed rate for the year ended June 30, 2009 and 2008, of 34.55% and 35.45%, respectively;

b) An adjustment to decrease interest income, net for each of the years ended June 30, 2009 and 2008, for the interest on the short-term facility of $0.8 million and the facility fee of $1.1 million, respectively. The interest and facility fee are not deductible for taxation purposes;

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS (continued)

2009 Acquisitions (continued)

BGS (continued)

c) An adjustment to increase amortization expense based on the estimated fair value of the identifiable intangible asset from the purchase price allocation, which are being amortized over its estimated useful life of seven years, of approximately $9.2 million and $9.8 million for the year ended June 30, 2009 and 2008, as well as the related adjustment to deferred tax of $2.3 million and $2.5 million, respectively.

RMT Systems (Pty) Limited ("RMT")

During the fourth quarter of fiscal 2009, the Company acquired all the stock of RMT, a South African private company, for a total consideration of $1.4 million in cash. RMT Systems sells prepaid electricity in the greater Cape Town area in South Africa. The Company intends to integrate this offering into its EasyPay switching offering. The balance sheet, statement of operations and cash flows of RMT are not significant to the Company.

2008 Acquisitions

None

4. PRE-FUNDED SOCIAL WELFARE GRANTS RECEIVABLE

As of June 30, 2009, pre-funded social welfare grants receivable represents amounts pre-funded by the Company to certain merchants participating in the merchant acquiring system. The July 2009 payment service commenced during the last two days of June 2009 and was offered at merchant locations only.

As of June 30, 2008, pre-funded social welfare grants receivable represented amounts due from provincial governments, as the Company pre-funded social welfare grant payments on behalf of the government in certain provinces and pre-funding provided to certain merchants participating in the merchant acquiring system. The pre-funded amounts were typically reimbursed to the Company within two weeks after the disbursement of the grants. The grant payment service normally commenced during the week before the start of a calendar month at government pay points and merchant locations. In March 2009, the Company signed a contract with the South Africa Social Security Agency ("SASSA") which, commencing in May 2009, relieved the Company from its obligation to pre-fund social welfare grants in the two provinces in which the Company provided this service.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

5. ACCOUNTS RECEIVABLE AND FINANCE LOANS RECEIVABLE, net

	2009	2008
Accounts receivable, trade, net	$31,286	$13,693
Accounts receivable, trade, gross	31,681	13,953
Allowance for doubtful accounts receivable, end of year	395	260
Allowance for doubtful accounts receivable, beginning of year re-measured at year end rates	262	496
Allowance (reversed) charged to statement of operations, re-measured at year end rates	209	(172)
Amount utilized, re-measured at year end rates	(76)	(64)
Prepaid establishment costs related to Grindrod opportunity	501	568
Other receivables	10,688	7,536
Total accounts receivable, net	$42,475	21,797
Finance loans receivable, net		
UEPS-based lending	$2,560	2,444
Traditional microlending – net	3	1,857
Traditional microlending – gross	229	2,864
Allowance for doubtful microlending loans, end of year	226	1,007
Allowance for doubtful microlending loans, beginning of year re-measured at year end rates	1,017	2,464
Sale of traditional microlending business, re-measured at year end rates	(1,259)	-
Allowances charged to the statement of operations, re-measured at year end rates	468	371
Amounts utilized, re-measured at year end rates	-	(1,828)
Total finance loans receivable, net	$2,563	$4,301

Receivables from customers renting POS equipment from the Company are included in accounts receivable, trade, and are stated net of an allowance for certain amounts that the Company's management has identified may be unrecoverable. During the year ended June 30, 2008, the Company reversed approximately $0.3 million from the allowance for doubtful accounts receivable to the consolidated statement of operations as a result of amounts recovered from customers which the Company's management previously considered unrecoverable as of June 30, 2007.

Accounts receivable, trade, also includes amounts due by customers from the sale of hardware, software licenses and SIM cards.

In January 2007, the Company entered into a co-operation agreement with Grindrod Bank Limited ("Grindrod") for the establishment of a retail banking division within Grindrod that will focus on deploying its wage payment solution in South Africa. Under the co-operation agreement, the Company was required to initially invest $0.7 million to facilitate the establishment of this retail banking decision. The Company opened a bank account with Grindrod and transferred the funds and these funds are drawn down as and when required by the retail banking division. A portion of these funds have been utilized as of June 30, 2009 and 2008, and the remaining portion of these funds is $0.5 million and $0.6 million, respectively.

In March 2009, the Company sold its traditional microlending business, recognizing a loss on sale of approximately $0.7 million. Pursuant to the agreement with the purchaser the Company is responsible for the collection of loans granted prior to the sale date, and any monies collected in excess of the "Finance loans receivable, net" balance as of the effective sale date, accrue to the Company. In the quarter ended June 30, 2009, the Company collected $1.2 million which had previously been provided against. Consequently, the loss on sale was revised to a profit on sale of $0.5 million.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6. DEFERRED EXPENDITURE ON SMART CARDS

The deferred expenditure on smart cards represents amounts paid for smart cards used in the administration and distribution of grants to beneficiaries. These expenditures are deferred and written off over the period of the contract, including mutually-agreed extension periods, with the provincial government.

7. INVENTORY

The Company's inventory comprised of the following categories as of June 30, 2009 and 2008.

	2009	2008
Raw materials	$153	$111
Finished goods	7,097	5,941
	$7,250	$6,052

8. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS

Fair value of financial instruments

Initial recognition and measurement

Financial instruments are recognized when the Company becomes a party to the transaction. Initial measurements are at cost, which includes transaction costs subsequent to initial recognition. These instruments are measured as set out below:

Risk management

The Company seeks to reduce its exposure to currencies other than the South African rand through a policy of matching, to the extent possible, assets and liabilities denominated in those currencies. In addition, the Company uses financial instruments in order to economically hedge its exposure to exchange rate and interest rate fluctuations arising from our operations. The Company is also exposed to equity price and liquidity risks as well as credit risks.

Currency exchange risk

The Company is subject to currency exchange risk because it purchases inventories that it is required to settle in other currencies, primarily the euro and US dollar. The Company has used forward contracts in order to limit its exposure in these transactions to fluctuations in exchange rates between the South African rand, on the one hand, and the US dollar and the euro, on the other hand.

The Company's outstanding foreign exchange contracts are as follows:

As of June 30, 2009

Notional amount		Strike price		Fair market value price		Maturity
EUR	241,500	ZAR	13.1515	ZAR	10.9967	August 14, 2009
EUR	-241,500	ZAR	11.3691	ZAR	10.9341	July 17, 2009

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

8. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Fair value of financial instruments (continued)

Risk management (continued)

Currency exchange risk (continued)

As of June 30, 2008

Notional amount		Strike price		Fair market value price		Maturity
EUR	1,995	ZAR	12.3688	ZAR	12.4508	July 7, 2008
EUR	6,000	ZAR	12.0701	ZAR	12.4508	July 7, 2008
EUR	2,400	ZAR	12.5100	ZAR	12.4618	July 11, 2008
EUR	689,200	ZAR	12.1065	ZAR	12.4782	July 17, 2008
EUR	1,995	ZAR	12.1772	ZAR	12.5085	July 28, 2008
EUR	32,331	ZAR	12.4862	ZAR	12.5167	July 31, 2008
EUR	140,000	ZAR	12.4730	ZAR	12.5167	July 31, 2008
EUR	140,000	ZAR	11.9793	ZAR	12.5167	July 31, 2008
EUR	(140,000)	ZAR	12.3395	ZAR	12.4319	July 31, 2008
EUR	8,750	ZAR	12.0207	ZAR	12.5167	July 31, 2008
EUR	245,250	ZAR	12.1800	ZAR	12.5573	August 15, 2008
EUR	4,550	ZAR	12.6757	ZAR	12.5842	August 25, 2008
USD	542,500	ZAR	7.9100	ZAR	7.9484	August 28, 2008
EUR	86,178	ZAR	12.6631	ZAR	12.6057	September 2, 2008
EUR	1,470	ZAR	12.7000	ZAR	12.6277	September 10, 2008
USD	24,600	ZAR	8.0090	ZAR	8.0405	October 10, 2008
EUR	82,400	ZAR	12.2199	ZAR	12.7685	October 31, 2008
EUR	(82,400)	ZAR	12.5773	ZAR	12.6764	October 31, 2008
EUR	82,400	ZAR	12.7820	ZAR	12.8456	November 28, 2008

As of June 30, 2007

Notional amount		Strike price		Fair market value price		Maturity
USD	102,000	ZAR	7.1600	ZAR	7.1180	August 31, 2007
EUR	572,900	ZAR	9.7360	ZAR	9.6639	September 14, 2007

Translation risk

Translation risk relates to the risk that the Company's results of operations will vary significantly as the US dollar is its reporting currency, but it earns most of its revenues and incurs most of its expenses in ZAR. The US dollar to ZAR exchange rate has fluctuated significantly over the past two years. As exchange rates are outside the Company's control, there can be no assurance that future fluctuations will not adversely affect the Company's results of operations and financial condition.

Interest rate risk

As a result of our normal borrowing and leasing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through our regular financing activities. The Company generally maintains limited investment in cash equivalents and has occasionally invested in marketable securities.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Fair value of financial instruments (continued)

Risk management (continued)

Credit risk

Credit risk relates to the risk of loss that the Company would incur as a result of non-performance by counterparties. The Company maintains credit risk policies with regard to its counterparties to minimize overall credit risk. These policies include an evaluation of a potential counterparty's financial condition, credit rating, and other credit criteria and risk mitigation tools as the Company's management deems appropriate.

With respect to credit risk on financial instruments, the Company maintains a policy of entering into such transactions only with South African and European financial institutions that have a credit rating of BBB or better, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings.

Microlending credit risk

The Company is exposed to credit risk in its microlending activities, which provides unsecured short-term loans to qualifying customers. The Company manages this risk by assigning each prospective customer a "creditworthiness score," which takes into account a variety of factors such as employment status, salary earned, other debts and total expenditures on normal household and lifestyle expenses.

Equity Price and Liquidity Risk

Equity price risk relates to the risk of loss that the Company would incur as a result of the volatility in the exchange-traded price of equity securities that it holds and the risk that it may not be able to liquidate these securities. On March 1, 2009, the Company acquired approximately 20% of the issued share capital of Finbond, which are exchange-traded equity securities. The fair value of these securities as of June 30, 2009, represented approximately 1% of the Company's total assets, including these securities. The Company expects to hold these securities for an extended period of time and it is not concerned with short-term equity price volatility with respect to these securities provided that the underlying business, economic and management characteristics of the company remain sound.

The market price of these securities may fluctuate for a variety of reasons, consequently, the amount the Company may obtain in a subsequent sale of these securities may significantly differ from the reported market value.

Liquidity risk relates to the risk of loss that the Company would incur as a result of the lack of liquidity on the exchange on which these securities are listed. The Company may not be able to sell some or all of these securities at one time, or over an extended period of time without influencing the exchange traded price, or at all.

Financial instruments

The Company adopted FAS 157 on July 1, 2008, for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in its financial statements on a recurring basis (at least annually). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

FAS 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's own credit risk.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Financial instruments (continued)

In addition to defining fair value, FAS 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

- Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following section describes the valuation methodologies the Company uses to measure financial assets and liabilities at fair value.

Investments in common stock

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology would apply to Level 1 investments. If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable either directly or indirectly. These investments would be included in Level 2 investments. In circumstances in which inputs are generally unobservable, values typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques. Investments valued using such techniques are included in Level 3 investments.

The Company's Level 3 asset represents an investment in the common stock of Finbond Property Finance Limited ("Finbond"). The Company received 41,137,375 shares in Finbond as consideration for the sale of its traditional microlending business and acquired, for cash, a further 43,495,150 shares in Finbond for $3.4 million. The Company's ownership interest in Finbond, as of March 31, 2009 is approximately 20%. The Company has no rights to participate in the financial, operating, or governance decisions made by Finbond. The Company also has no participation on Finbond's board of directors whether through contractual agreement or otherwise. Consequently, the Company has concluded that it does not have significant influence over Finbond and therefore equity accounting is not appropriate.

Finbond's shares are traded on the JSE, and consequently are within the scope of FAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*; the Company has designated such shares as available for sale investments. Pursuant to FSP 157-3, however, the Company has concluded that the market for Finbond shares is not active and consequently has employed alternative valuation techniques in order to determine the fair value of such stock. Currently, the operations of Finbond include primarily mortgage brokering services and microlending. In determining the fair value of Finbond the Company has considered amongst other things Finbond's historical financial information (including its most recent public accounts), press releases issued by Finbond and its published net assets value. The Company believes that the best indicator of fair value of Finbond is its published net asset value and has used this value to determine the fair value.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Financial instruments (continued)

Derivative transactions - Foreign exchange contracts

As part of the Company's risk management strategy, the Company enters into derivative transactions to mitigate exposures to foreign currencies using foreign exchange contracts. These foreign exchange contracts are over-the-counter customized derivative transactions. Substantially all of the Company's derivative exposures are with counterparties that have long-term credit ratings of BBB or better. The Company uses quoted prices in active markets for identical assets and liabilities to determine fair value. The Company has no derivatives that require fair value measurement under level 1 and 3 of the fair value hierarchy.

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of June 30, 2009:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investment in common stock (available for sale assets included in OTHER LONG-TERM ASSETS)..	-	-	$6,979	$6,979
Total assets at fair value.............	-	-	$6,979	6,979
Liabilities				
Foreign exchange contracts	-	$2	-	2
Total liabilities at fair value	-	$2	-	$2

Trade and other receivables

Trade and other receivables originated by the Company are stated at cost less allowance for doubtful debts. The fair value of trade and other receivables approximate their carrying value due to their short-term nature.

Trade and other payables

The fair values of trade and other payables approximates their carrying amounts, due to their short-term nature.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures its equity-accounted investments at fair value on a nonrecurring basis. The Company has no liabilities that are measured at fair value on a nonrecurring basis. These equity-accounted investments are recognized at fair value when they are deemed to be other-than-temporarily impaired.

In accordance with the provisions of APB No. 18, *The Equity Method of Accounting for Investments in Common Stock*, the Company reviews the carrying values of its investments when events and circumstances warrant and considers all available evidence in evaluating when declines in fair value are other than temporary. The fair values of the Company's investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections. An impairment charge is recorded when the cost of the investment exceeds its fair value and the excess is determined to be other-than-temporary. The Company determined that there was not a decline in the fair value below cost of the equity-accounted investments during the reporting periods presented herein, and therefore has not recorded an impairment charge during year ended June 30, 2009.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

8. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Financial instruments (continued)

Assets and liabilities measured at fair value on a nonrecurring basis (continued)

The Company owns 50% of the ordinary shares in, and loans extended to, each of SmartSwitch Namibia (Proprietary) Limited ("SmartSwitch Namibia"), SmartSwitch Botswana (Proprietary) Limited ("SmartSwitch Botswana") and VTU De Colombia S.A. (VTU Colombia). The Company has determined that each of these entities is a VIE, as the loan to the entity represents a variable interest but that in each case, the Company is not the primary beneficiary. Therefore, the Company has not consolidated these entities and has accounted for these investments using the equity method. The interest earned on the loans to each of the entities has been eliminated. The Company also owns a 30% interest in the issued and outstanding ordinary share capital of Vietnam Payment Technologies Joint Stock Company ("VinaPay"). In May 2007, the Company disposed of its 43% interest in Permit Group 2 (Proprietary) Limited to Permit's other shareholder for $2.3 million and incurred a loss of approximately $0.6 million on the sale.

The Company has sold hardware, software and/or licenses to SmartSwitch Namibia, SmartSwitch Botswana and VTU Colombia and defers recognition of 50% of the net income after tax related to these sales until SmartSwitch Namibia, SmartSwitch Botswana and VTU Colombia has used the purchased asset or has sold it to a third party. The deferral of the net income after tax is shown in the Elimination column in the table below.

The functional currency of the Company's equity-accounted investments is not the US dollar and thus the investments are restated at the period end US dollar/foreign currency exchange rate with an entry against accumulated other comprehensive loss. The functional currency of SmartSwitch Namibia is the Namibian dollar, the functional currency of SmartSwitch Botswana is the Botswana pula, the functional currency of VTU Colombia is the Colombian peso, the functional currency of Vinapay is the Vietnamese dong, and the functional currency of Permit is the South African rand.

Summarized below is the Company's interest in equity-accounted investments as of June 30, 2009 and 2008:

	Equity	Loans	Earnings (Loss)	Elimination	Total
Balance as of June 30, 2008	$1,984	$3,312	$(2,295)	$(316)	$2,685
Share capital acquired/ loans extended	1,423	(673)	-	-	750
Share capital acquired – VinaPay	300	-	-	-	300
Share capital acquired and loans extended – VTU Colombia	300	150	-	-	450
Loan converted to equity – SmartSwitch Namibia	823	(823)	-	-	-
(Loss) Earnings from equity-accounted investments	-	-	(1,267)	393	(874)
SmartSwitch Namibia[(1)]	-	-	(155)	160	5
SmartSwitch Botswana[(1)]	-	-	(342)	233	(109)
VTU Colombia[(1)]	-	-	(634)	-	(634)
VinaPay[(1)]	-	-	(136)	-	(136)
Foreign currency adjustment[(2)]	60	(171)	111	22	22
Balance as of June 30, 2009	$3,467	$2,468	$(3,451)	$99	$2,583

(1) – includes the recognition of realized net income as described below.

(2) – the foreign currency adjustment represents the effects of the combined net fluctuations between the functional currency of the equity-accounted investments and the US dollar.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

8. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Financial instruments (continued)

Assets and liabilities measured at fair value on a nonrecurring basis (continued)

	Equity	Loans	Earnings (Loss)	Elimination	Total
Balance as of June 30, 2007	$1,189	$3,577	$(791)	$(983)	$2,992
Share capital acquired/ loans extended	928	-	-	-	928
Share capital acquired – VinaPay	428	-	-	-	428
Share capital acquired – VTU Colombia	500	-	-	-	500
(Loss) Earnings from equity-accounted investments	-	-	(1,608)	572	(1,036)
SmartSwitch Namibia[1]	-	-	(289)	304	15
SmartSwitch Botswana[1]	-	-	(365)	268	(97)
VTU Colombia	-	-	(792)	-	(792)
VinaPay	-	-	(162)	-	(162)
Foreign currency adjustment[2]	(133)	(265)	104	95	(199)
Balance as of June 30, 2008	$1,984	$3,312	$(2,295)	$(316)	$2,685

(1) – includes the recognition of realized net income as described below.

(2) – the foreign currency adjustment represents the effects of the combined net fluctuations between the functional currency of the equity-accounted investments and the US dollar.

There were no significant sales to these investees during the years ended June 30, 2009 and 2008. During the year ended June 30, 2007, the Company sold a license to VTU Colombia and sold hardware and software to SmartSwitch Botswana. The Company recognizes this net income from these hardware and software sales during the period in which the hardware and software it has sold to SmartSwitch Namibia, SmartSwitch Botswana and VTU Colombia are utilized in its operations, or has been sold to third party customers, as the case may be.

9. PROPERTY, PLANT AND EQUIPMENT, net

	2009	2008
Cost:		
Computer equipment	$19,495	$15,912
Furniture and office equipment	5,912	5,275
Motor vehicles	7,943	7,640
Plant and equipment	2,195	2,217
	35,545	31,044
Accumulated depreciation:		
Computer equipment	15,473	13,162
Furniture and office equipment	3,651	3,169
Motor vehicles	7,070	6,761
Plant and equipment	1,975	1,661
	28,169	24,753
Carrying amount:		
Computer equipment	4,022	2,750
Furniture and office equipment	2,261	2,106
Motor vehicles	873	879
Plant and equipment	220	556
	$7,376	$6,291

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10. GOODWILL AND INTANGIBLE ASSETS, net

Goodwill

Summarized below is the movement in the carrying value of goodwill for the years ended June 30, 2009 and 2008:

	Carrying value
Balance as of July 1, 2007	$85,871
Foreign currency adjustment (1)	(8,933)
Balance as of June 30, 2008	76,938
Acquisition of BGS as of August 31, 2008	44,171
BGS deferred tax assets recognized on acquisition not used during the year	720
Impairment of goodwill	(1,836)
Financial services segment - sale of traditional microlending business	(1,759)
Foreign currency adjustment (1)	(2,037)
Balance as of June 30, 2009	$116,197

(1) – the foreign currency adjustment represents the effects of the fluctuations between the South African rand and the euro, and the US dollar on the carrying value.

The goodwill associated with the acquisition of BGS represents the excess of cost over the fair value of acquired net assets. A portion of the goodwill is tax deductible. See note 3 for the allocation of the purchase price to the fair value of acquired net assets. The goodwill associated with the acquisition of BGS has been allocated to the Company's hardware, software and related technology sales segment on August 31, 2008 (see note 3).

The Company recorded a deferred tax asset as of the acquisition date, related to a license right for Austrian tax purposes (see note 15). Subsequent to completion of the allocation of the purchase price, the Company determined that approximately $0.7 million of this deferred tax asset would not be realized and has recorded an adjustment against goodwill.

During the three months ended December 31, 2008, the Company recognized an impairment loss of approximately $1.8 million on goodwill allocated to the Financial services segment as a result of the deteriorating trading conditions of this segment, the Company's management's strategic decision not to grow this business and the offer received for the traditional microlending business in January 2009. On March 1, 2009, the Company sold all traditional microfinance loans receivables and goodwill and received shares in Finbond as consideration.

As required by FAS 141 goodwill has been allocated to the Company's reportable segments as follows:

	2009	2008
Transaction-based activities	$35,362	$34,997
Smart card accounts	-	-
Financial services	-	4,455
Hardware, software and related technology sales	80,835	37,486
Total	$116,197	$76,938

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10. GOODWILL AND INTANGIBLE ASSETS, net (continued)

Intangible assets, net

Summarized below is the fair value of intangible asset acquired, translated at the exchange rate applicable as of the BGS acquisition date of August 31, 2008, and the weighted-average amortization period:

	Fair value as of August 31, 2008	Weighted-Average Amortization period (in years)
Finite-lived intangible asset:		
Customer relationships	$68,859	7

A deferred tax liability of $17.2 million, at exchange rates applicable as of August 31, 2008, was recognized at the Austrian statutory tax rate of 25% on August 31, 2008, related to the intangible asset acquired.

Summarized below is the carrying value and accumulated amortization of intangible assets as of June 30, 2009 and 2008:

	As of June 30, 2009			As of June 30, 2008		
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Finite-lived intangible assets:						
Customer relationships	$83,824	$(12,306)	$71,518	$15,679	$(2,581)	13,098
Software and unpatented technology	10,079	(10,079)	-	9,974	(6,638)	3,336
FTS patent	4,861	(4,333)	528	4,811	(3,850)	961
Exclusive licenses	4,506	(3,293)	1,213	4,506	(2,645)	1,861
Trademarks	3,656	(1,025)	2,631	3,618	(674)	2,944
Customer contracts	114	(114)	-	114	(98)	16
Total finite-lived intangible assets	$107,040	$(31,150)	$75,890	$38,702	$(16,486)	$22,216

The Company obtained its customer relationships intangible asset on the acquisition of BGS on August 27, 2008, RMT in April 2009, and Prism and EasyPay in fiscal 2007. On acquisition, the customer relationships intangible asset represented the fair value of relationships developed with customers of BGS, RMT, Prism and EasyPay in the information and communications technology, prepaid electricity and financial services industries as valued by the Company's management. The customer relationships are amortized over one to 15 years. Aggregate amortization expense of the customer relationships for the years ended June 30, 2009, 2008 and 2007, was approximately $9.1 million, $1.4 million and $1.4 million, respectively. The EasyPay customer relationships of $0.1 million were fully amortized as of June 30, 2009, and the gross carrying value and accumulated amortization are included in the table above.

The Company obtained its software and unpatented technology intangible asset on the acquisition of Prism and EasyPay during fiscal 2007. The software and unpatented technology was valued by Prism's technical team and includes the development of software across all divisions within Prism and EasyPay. The software and unpatented technology is amortized over three years. Aggregate amortization expense on the software and unpatented technology for the years ended June 30, 2009, 2008 and 2007, was approximately $3.0 million, $3.6 million and $3.6 million, respectively. The software and unpatented technology were fully amortized as of June 30, 2009 and the gross carrying value and accumulated amortization are included in the table above.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10. GOODWILL AND INTANGIBLE ASSETS, net (continued)

Intangible assets, net (continued)

The Company obtained its FTS patent on its acquisition of Net 1 Investment Holdings (Proprietary) Limited ("Net 1 Holdings") on July 12, 2000. 100% of Net 1 Holdings' issued share capital was acquired for a historical cost of approximately $3.2 million (or $3.3 million at the year end exchange rate of $1: ZAR7.88), which was satisfied through the issuance of 9,750,000 shares of the Company's common stock. In addition, a deferred taxation adjustment was required to increase the historical carrying value to $1.6 million (or $1.6 million at the year end exchange rate of $1:ZAR7.88). Net 1 Holdings was a holding company that did not generate significant revenues or expenses and did not have significant assets or liabilities other than the FTS patent rights for South Africa and surrounding territories, on which the Company's smart card applications are based. The FTS patent is amortized over ten years. Aggregate amortization expense on the FTS patent for the years ended June 30, 2009, 2008 and 2007, was approximately $0.4 million, $0.5 million and $0.5 million, respectively.

The Company obtained its trademarks on the acquisition of Prism and EasyPay during fiscal 2007. These trademarks were valued by the Company's management. The trademarks are amortized over five to 20 years. Aggregate amortization expense on the trademarks for the years ended June 30, 2009, 2008 and 2007, was approximately $0.3 million, $0.4 million and $0.4 million, respectively.

As a result of the accounting for the Aplitec transaction as a reverse acquisition, the assets and liabilities of the Company were valued in accordance with the requirements of FAS 141. The customer contracts and exclusive licenses were valued at approximately $0.1 million and $4.5 million, respectively, with estimated useful lives of five and seven years respectively. Amortization expense for the customer contracts for each of the years ended June 30, 2009, 2008 and 2007, respectively, was $0.02 million. The customer contracts were fully amortized as of June 30, 2009 and the gross carrying value and accumulated amortization is included in the table above. Amortization expense for the exclusive licenses for each of the years ended June 30, 2009, 2008 and 2007, respectively, was $0.6 million.

Future annual amortization expense is estimated at $10.5 million per annum. Actual annual amortization expense to be reported in future periods could differ from this estimate as a result of new intangible asset acquisitions, changes in useful lives, exchange rate fluctuations and other relevant factors.

11. OTHER PAYABLES

	2009	2008
Participating merchants settlement obligation	$23,368	$29,597
Payroll-related payables	1,300	1,759
Accruals	4,985	7,364
Value-added tax payable	2,027	1,539
Other	17,958	9,713
Provisions	11,816	7,460
	$61,454	$57,432

12. CAPITAL STRUCTURE AND CREDITOR RIGHTS ATTACHED TO THE B CLASS LOANS

The Company's balance sheet as of June 30, 2009, reflects one class of equity, namely common stock. The Company's balance sheet as of June 30, 2008, reflects two classes of equity - common stock and linked units. The linked units were created in connection with the Aplitec transaction in 2004. Effective October 2008, the linked units (which included a right to the Company's special convertible preferred stock as well as B Class preference shares and B Class loans of a subsidiary of the Company) were all converted to common stock as a result of the listing of the Company's common stock on the JSE and the linked units no longer exist.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. CAPITAL STRUCTURE AND CREDITOR RIGHTS ATTACHED TO THE B CLASS LOANS (continued)

Common stock

Holders of shares of Net1's common stock are entitled to receive dividends and other distributions when declared by Net1's board of directors out of funds available. Payment of dividends and distributions is subject to certain restrictions under the Florida Business Corporation Act, including the requirement that after making any distribution Net1 must be able to meet its debts as they become due in the usual course of its business.

Upon voluntary or involuntary liquidation, dissolution or winding up of Net1, holders of common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock according to its terms. There are no pre-emptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by shareholders. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally and ratably in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock according to its terms. The shares of Company common stock are not subject to redemption.

Common stock repurchases

In November 2008, the Company's board approved the repurchase of up to $50 million of common stock. The Company repurchased 3,621,247 shares during the year ended June 30, 2009, for approximately $40.7 million.

In May 2007, the Company's board approved the repurchase of up to $50 million of common stock at any time and from time to time through June 30, 2008. The Company did not repurchase any of its shares during the year ended June 30, 2008. The Company repurchased 40,100 shares during the year ended June 30, 2007, for approximately $1 million.

Linked units

The equity instruments described below relate to the linked units which were converted to common stock in October 2008. The linked units comprised the following instruments which were linked and could not be traded separately:

- a right to special convertible preferred stock,
- B Class preference shares in Net1 Applied Technologies South Africa Limited ("New Aplitec") and
- B Class loans issued by New Aplitec.

Although the linked units included certain instruments (the B Class preference shares and the B Class loans) that were legally equity of a subsidiary of Net1, they were treated as equity of Net1 until October 2008 and recorded as part of shareholders' equity in the Company's consolidated financial statements, in recognition of their substance, which was economically equivalent to that of common stock.

The B Class loans referred to above were not considered to be a liability in accordance with FAS 150, *Accounting for Certain Financial Instruments with Characteristics of Both Equity and Liability*, as New Aplitec did not have an obligation to transfer assets to its shareholders in respect of the loans. In addition, any distributions relating to the loans were solely at the discretion of New Aplitec.

Voting rights – Holders of shares of special convertible preferred stock had the same voting rights as holders of common stock. Therefore, a linked unit-holder was able to vote on the same matters as a holder of common stock, including the selection of directors, corporate decisions submitted to shareholder vote, and decisions regarding distribution of earnings. In addition, the special convertible preferred stock did not provide any additional rights with respect to control of Net1 not shared by holders of common stock.

12. CAPITAL STRUCTURE AND CREDITOR RIGHTS ATTACHED TO THE B CLASS LOANS (continued)

Linked units (continued)

Dividend rights – Holders of common stock and linked units had similar rights to the distribution of Net1's earnings.

Liquidation rights – In the event of a liquidation of Net1 or New Aplitec, the linked units would have been automatically convertible into common stock of Net1, thereby allowing a linked unit holder to have identical liquidation rights to a holder of common stock in the event of liquidation.

Sale rights – A linked unit holder could only dispose of its interest in Net1 by 1) converting the linked units into common stock and 2) selling the common stock on the open market. Therefore, a holder of the linked units received the same risk and rewards in market price fluctuation as a common stockholder of Net1.

Special convertible preferred stock

The special convertible preferred stock ranked, on parity, without preference and priority, with Net1's common stock with respect to dividend rights (except as described below) or rights upon liquidation, dissolution or winding-up of Net1. The special convertible preferred stock was junior in preference and priority to each other class or series of preferred stock or other equity security of Net1 under terms which may have been determined by the board of directors to expressly provide that such other security rank senior in preference or priority to the special convertible preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of Net1.

So long as any shares of special convertible preferred stock were outstanding, Net1's board was required to determine immediately prior to the declaration of any dividend or distribution (i) the portion, if any, of Net1's assets available for such dividend of distribution that was attributable to funds or assets from New Aplitec, regardless of the manner received (the "South African Amount") and (ii) the portion of such funds or assets that was not from New Aplitec (the "Non-South African Amount"). The South African Amount would not include amounts received from New Aplitec due to its liquidation, distribution or dividend after insolvency or winding up.

So long as any shares of special convertible preferred stock were outstanding, (i) any dividends or distributions by Net1's board of Non-South African Amounts would have to be paid *pro rata* to all holders of common stock and special convertible preferred stock and (ii) and dividends or distributions by Net1's board of South African Amounts could be paid only to holders of common stock. Net1's board had complete discretion to declare a dividend or distribution with respect to South African Amounts or Non-South African Amounts.

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of Net1, all outstanding shares of special convertible preferred stock would automatically convert and holders of such stock will be entitled to receive *pari passu* with holders of common stock, any assets of Net1 distributed for the benefit of its shareholders.

Holders of special convertible preferred stock had the right to receive notice of, attend, speak and vote at meetings of Net1's shareholders, and were entitled to vote on all matters on which holders of common stock are entitled to vote. Each holder of special convertible preferred stock present in person, or the person representing such holder, was entitled to a number of votes equal to the number of shares of common stock that would be have been issued upon conversion of the special convertible preferred stock held by such holder on the record date.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. CAPITAL STRUCTURE AND CREDITOR RIGHTS ATTACHED TO THE B CLASS LOANS (continued)

Linked units (continued)

B class preference shares

Net1 owns 100% of the A class common stock in issue of New Aplitec. In addition, until October 2008, Net1 owned 100% of the A class loans in issue of New Aplitec. The B class preference shares and A class loans were repaid in October 2008. The B class preference shares ranked *pari passu* with the New Aplitec A class stock in respect of participation in dividends and return of capital prior to winding-up of New Aplitec. The B class preference shares would not, however, participate in dividends or a return of capital on a winding-up of New Aplitec for any reason. However, the unit holders would have participated, as the B class preference stock would have automatically converted into Company common stock on a winding-up of New Aplitec. The B class preference shares could not be sold or transferred other than to Net1 pursuant to the occurrence of a trigger event. Therefore, the B class preference shares, the B class loans and the rights to receive Company special convertible preferred stock are linked together and cannot be traded separately.

The holders of B class preference shares would have only been entitled to vote on matters which directly affect the rights attaching to the B class preference shares. At every general meeting of New Aplitec at which more than one class of shareholders were present and entitled to vote, unit holders of the South African Trust which in turn held the B class preference shares, would have been entitled, upon a poll, to that proportion of the total votes in New Aplitec which the aggregate number of B class preference shares held bore to the aggregate number of all shares entitled to be voted at such meeting (provided that no resolution for the declaration of a dividend or for the disposal of any intellectual property of New Aplitec would be passed unless unit holders representing 50.1% of the B class preference shares present at the meeting in person or represented by proxy vote in favor of such resolution).

B class loans

The B class loans were unsecured and repayable as and when directed by the board of directors of New Aplitec provided that no capital may be repaid until at least 30 days have lapsed from the date of drawdown of the loans, and subject to South African Exchange Control approval. The B class loans were repaid in October 2008. The loans bore interest at such rates as may have been determined by the board of directors of New Aplitec at the beginning of each year, but could not be more than the prime rate as quoted by Standard Bank of South Africa Limited from time to time. Interest, if so declared by the board of directors of New Aplitec, would be payable by New Aplitec semi-annually in arrears.

Conversion of special convertible preferred stock to common stock

Special convertible preferred stock were convertible into shares of common stock on a one-for-one basis upon the occurrence of a trigger event. With each converted share of special convertible preferred stock that is converted, Net1 received:

- 7.368421056 B class preference shares; and
- such holder's interest in the New Aplitec B loan accounts.

Upon conversion, all rights with respect to shares for special convertible preferred stock ceased. Converted shares were cancelled and had the status of authorized but unissued preferred stock, without designation as to series until such shares are once more designated as part of a particular series by the board of directors.

During the year ended June 30, 2009, 4,882,429 shares of special convertible preferred stock were converted to common stock. The trigger event that gave rise to these conversions was the listing on the JSE Limited and requests by linked unit-holders to sell and/or convert 35,975,818 linked units during the year ended June 30, 2009. The net result of these conversions was that 35,975,818 B class preference shares and B class loans were ceded to Net1 during the year ended June 30, 2009, which converted 4,882,429 shares of special convertible preferred stock to 4,882,429 shares of common stock in return for the ownership of 35,975,818 B class preference shares and B class loans. As a result of the conversion, the number of outstanding shares of common stock has increased by 4,882,429 and the number of outstanding shares of special convertible preferred stock has decreased by 4,882,429. In addition, as a result of the conversion, Net1 owned all of the 236,977,187 B class preference shares and B class loans.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. CAPITAL STRUCTURE AND CREDITOR RIGHTS ATTACHED TO THE B CLASS LOANS (continued)

Linked units (continued)

Conversion of special convertible preferred stock to common stock (continued)

On October 16, 2008, New Aplitec repaid the A and B class loans to Net1 and acquired the B class preference shares from Net1 for a total of approximately $84.7 million (ZAR 847.4 million at the negotiated $:ZAR exchange rate on October 16, 2008). As a result, as of October 16, 2008, the only class of shares that New Aplitec has in issue are the A class ordinary shares, all of which are owned by Net1.

During the year ended June 30, 2008, 773,681 shares of special convertible preferred stock were converted to common stock. The trigger events that gave rise to these conversions were requests by linked unit-holders to sell and/or convert 5,700,807 linked units during year ended June 30, 2008. The net result of these conversions was that 5,700,807 B class preference shares and B class loans were ceded to Net1 during the year ended June 30, 2008, which converted 773,681 shares of special convertible preferred stock to 773,681 common stock in return for the ownership of the 5,700,807 B class preferred shares and B class loans. As a result of the conversion, the number of outstanding shares of common stock has increased by 773,681 and the number of outstanding shares of special convertible preferred stock has decreased by 773,681. In addition, as a consequence of the conversion, at June 30, 2008, Net1 owned 201,001,369 B class preferred shares and B class loans. The reduction in the B class preference shares from $0.007 million to $0.006 million is due to the cession to Net1 of the B class preference shares as a result of the trigger events.

13. REVENUE

	2009	2008	2007
Sale of goods – comprising mainly hardware and software sales	$47,003	$39,021	$27,716
Loan-based interest and fees received	5,659	8,585	11,460
Services rendered – comprising mainly fees and commissions and contract variation fees	194,160	206,450	184,792
	$246,822	$254,056	$223,968

During the years ended June 30, 2009 and 2007, the Company had no revenue recognized using the percentage of completion method.

System implementation revenue, arising from the contract with the Central Bank of Ghana amounted $14.2 million for the year ended June 30, 2008. System implementation revenue is recognized using the percentage of completion method. Sale of goods – comprising mainly hardware and software sales for the year ended June 30, 2008, includes approximately $7.2 million related to hardware sales. Services rendered – comprising mainly fees and commissions and contract variation fees for the year ended June 30, 2008, includes approximately $7.0 million related to services rendered which is primarily software customization services performed.

14. STOCK-BASED COMPENSATION

Amended and Restated 2004 Stock Incentive Plan

The Company's Amended and Restated 2004 Stock Incentive Plan (the "Plan") has been approved by its shareholders. The Plan permits Net1 to grant to its employees, directors and consultants incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance-based awards and other awards based on its common stock. The Remuneration Committee of the Company's board of directors administers the Plan.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. STOCK-BASED COMPENSATION (continued)

Amended and Restated 2004 Stock Incentive Plan (continued)

The total number of shares of common stock issuable under the Plan is 5,752,580. The maximum number of shares for which awards, other than performance-based awards, may be granted in any combination during a calendar year to any participant is 569,120. The maximum limits on performance-based awards that any participant may be granted during a calendar year are 569,120 shares subject to stock option awards and $20 million with respect to awards other than stock options. Shares that are subject to awards which terminate or lapse without the payment of consideration may be granted again under the Plan. Shares delivered to the Company as part or full payment for the exercise of an option or to satisfy withholding obligations upon the exercise of an option may be granted again under the Plan in the Remuneration Committee's discretion. No awards may be granted under the Plan after June 7, 2014, the tenth anniversary of the effective date of the Plan, but awards granted before such tenth anniversary may extend beyond that date.

Options

General Terms of Awards

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant, with vesting conditioned upon the recipient's continuous service through the applicable vesting date and expire 10 years after the date of grant. The options generally become exercisable in accordance with a vesting schedule ratably over a period of five years from the date of grant. The Company issues new shares to satisfy stock option award exercises but may also use treasury shares.

Valuation Assumptions

The fair value of each option is estimated on the date of grant using the Cox Ross Rubinstein binomial model that uses the assumptions noted in the following table. The estimated expected volatility is calculated based on the volatilities of similar listed companies within the payment processing industry. The Company has estimated an annual forfeiture rate of 7.50% based on historic employee behavior under similar awards granted pursuant to the Plan. The table below presents the range of assumptions used to value options granted during the years ended June 30, 2009, 2008 and 2007:

	2009	2008(1)	2007
Expected volatility	30 – 45%	-	25–35%
Expected dividends	0%	-	0%
Expected life (in years)	2 – 6	-	1-6
Risk-free rate	2.0 – 4.5%	-	4.8 – 4.9%

(1) – no stock options were granted during the year ended June 30, 2008.

Restricted Stock

General Terms of Awards

Restricted stock are considered to be non-vested equity shares under FAS 123R. Restricted stock generally vests ratably over a three year period, with vesting conditioned upon the recipient's continuous service through the applicable vesting date and under certain circumstances, the achievement of certain performance targets, as described below.

Restricted stock awarded to non-employee directors of the Company vest ratably over a three year period. In addition, until 11 months after the restricted stock become vested and nonforfeitable, the shares may not be sold, assigned, transferred, pledged, hypothecated, exchanged, or disposed of in any way (whether by operation of law or otherwise). If a recipient ceases to be a member of the Board of Directors for any reason, all shares of his restricted stock that are not then vested and nonforfeitable will be immediately forfeited and transferred to the Company for no consideration.

The Company issues new shares to satisfy restricted stock awards.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. STOCK-BASED COMPENSATION (continued)

Amended and Restated 2004 Stock Incentive Plan (continued)

Restricted Stock (continued)

Valuation Assumptions

The fair value of restricted stock is based on the closing price of the Company's stock quoted on The Nasdaq Global Select Market on the date of grant.

Performance Conditions - Restricted Stock Granted in August 2007

In August 2007, the Remuneration Committee of the Board of Directors of the Company approved an award of 591,500 shares of restricted stock to executive officers and other employees of the Company.

One-third of the award shares will vest on each of September 1, 2009, 2010 and 2011; however, vesting of the award shares is conditioned upon each recipient's continuous service through the applicable vesting date and the Company achieving the financial performance target set for that vesting date. Specifically, the financial performance targets was set as a 20% increase, compounded annually, in fundamental diluted earnings per share (expressed in South African rand) ("Fundamental EPS") above the Fundamental EPS for the fiscal year ended June 30, 2007; provided, however, that in the case of Dr. Belamant and Mr. Kotze, the annual required increase is 25% rather than 20%. For this purpose, Fundamental EPS are calculated by adjusting GAAP diluted earnings per share (as reflected in the Company's audited consolidated financial statements) to exclude the effects related to the amortization of intangible assets, stock-based compensation charges, one-time, large, unusual expenses as determined in the discretion of the Remuneration Committee, and assuming a constant tax rate of 30%. If the Fundamental EPS for the specified fiscal year do not equal or exceed the Fundamental EPS target for such year, no award shares will become vested or nonforfeitable on the corresponding vesting date. Any award shares that do not become vested and nonforfeitable because the Fundamental EPS target is not met for the specified fiscal year remain outstanding and are available to become vested and nonforfeitable as of a subsequent vesting date if the Fundamental EPS target for a subsequent fiscal year is met; provided that the recipient's service continues through such subsequent vesting date. Any outstanding award shares that have not become vested and nonforfeitable as of September 1, 2011, will be forfeited by the recipient on September 1, 2011 and transferred to the Company for no consideration.

Stock Appreciation Rights

The Remuneration Committee also may grant stock appreciation rights, either singly or in tandem with underlying stock options. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash or shares of our common stock (as determined by the Remuneration Committee) equal in value to the excess of the fair market value of the shares covered by the right over the grant price. No stock appreciation rights have been granted.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity

Options

The following table summarizes stock option activity for the years ended June 30, 2009, 2008 and 2007:

	Number of shares	Weighted average exercise price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($'000)	Weighted Average Grant Date Fair Value ($'000)
Outstanding – July 1, 2006	832,727	$9.66	8.36	$22,775	-
Options granted – Prism	904,674	22.51	10.00	-	$2,201
Options granted under Plan	569,120	22.51	10.00	-	2,928
Exercised	(326,706)	-	-	4,565	-
Forfeitures	(605,272)	-	-	-	-
Outstanding – June 30, 2007	1,374,543	16.30	8.20	10,840	-
Exercised	(324,542)	-	-	7,320	-
Forfeitures	(96,623)	-	-	-	-
Outstanding – June 30, 2008	953,378	18.20	7.40	5,813	-
Options granted under Plan	1,120,000	18.81	10.00	-	$5,786
Exercised	(84,414)	-	-	1,731	-
Forfeitures	(91,970)	-	-	-	-
Outstanding – June 30, 2009	1,896,994	$19.03	8.30	$1,576	-

During the years ended June 30, 2009, 2008 and 2007, employee resignations and terminations resulted in forfeitures of approximately 91,970, 96,623, 405,000 options, respectively.

Exercisable	582,954	$18.67	6.9	$1,335

During each of the years ended June 30, 2009, 2008 and 2007, approximately 264,000, 430,000 and 537,000, respectively, stock options became exercisable.

Options granted to certain employees on August 24, 2006, were automatically exercised on May 8, 2008 and 2007, as the employees did not provide the Company with an automatic exercise waiver notice. In accordance with the terms of the option agreements, 6,448 and 111,748 shares were withheld from these employees to settle the exercise price. These 6,448 and 111,748 shares are reflected as treasury shares and 1,951 of these shares are available for future grants under the Plan.

During the years ended June 30, 2009, 2008 and 2007, respectively, the Company received approximately $0.3 million, $2.3 million and $3.7 million from stock option exercises and approximately $0.003 million, $0.5 million and $0.6 million from repayment of stock option-related loans.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock

The following table summarizes restricted stock activity for the years ended June 30, 2009 and 2008:

	Number of Shares of Restricted Stock	Weighted Average Grant Date Fair Value ($'000)
Non-vested – July 1, 2007	-	-
Granted – August 2007	591,500	$13,569
Granted – February 2008	3,282	85
Non-vested – June 30, 2008	594,782	-
Granted – August 2008	3,474	$85
Vested	(1,094)	-
Non-vested – June 30, 2009	597,162	-

The fair value of restricted stock vested during the year ended June 30, 2009, was 0.02 million (2008: Nil).

Stock-based compensation charge and unrecognized compensation cost

The Company has recorded a net stock compensation charge of $5.0 million, $4.0 million and $0.9 million for the year ended June, 2009, 2008 and 2007, respectively, which comprised:

	Total charge (reversal)	Allocated to cost of goods sold, IT processing, servicing and support	Allocated to selling, general and administration
Year ended June 30, 2009			
Stock-based compensation charge	$5,239	$240	$4,999
Benefit of stock compensation charge related to options forfeited	(213)	(109)	(104)
Total – year ended June 30, 2009	$5,026	$131	$4,895
Year ended June 30, 2008			
Stock-based compensation charge	$4,257	$319	$3,938
Benefit of stock compensation charge related to options forfeited	(286)	(147)	(139)
Total – year ended June 30, 2008	$3,971	$172	$3,799
Year ended June 30, 2007			
Stock-based compensation charge	$1,126	$272	$854
Benefit of stock compensation charge related to options forfeited	(216)	-	(216)
Total – year ended June 30, 2007	$910	$272	$638

The stock compensation charge and benefit have been allocated to cost of goods sold, IT processing, servicing and support and selling, general and administration based on the allocation of the cash compensation paid to the employees.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. STOCK-BASED COMPENSATION (continued)

Stock-based compensation charge and unrecognized compensation cost (continued)

As of June 30, 2009, the total unrecognized compensation cost related to stock options was approximately $5.2 million, which the Company expects to recognize over approximately five years. As of June 30, 2009, the total unrecognized compensation cost related to restricted stock awards was approximately $7.3 million, which the Company expects to recognize over approximately three years. As of June 30, 2009, interest due from employees related to loans extended to fund stock option exercises was approximately $0.05 million.

Tax consequences

There are no tax consequences related to options and restricted stock granted to employees of Company subsidiaries incorporated in South Africa, Austria and Russia. The Company has recorded a deferred tax asset of approximately $0.6 million and $0.4 million, respectively, for the years ended June 30, 2009 and 2008, related to the stock-based compensation charge recognized related to employees of Net1 as it is able to deduct the difference between the market value on date of exercise by the option recipient and the exercise price from income subject to taxation in the United States.

15. INCOME TAXES

Income tax provision

The table below presents the components of income before income taxes as of June 30, 2009, 2008 and 2007:

	2009	2008	2007
South Africa	$143,680	$126,439	108,376
United States	(31,048)	1,459	(4,437)
Other	18,288	(1,790)	(2,662)
Income before income taxes	$130,920	$126,108	101,277

Presented below is the provision for income taxes by location of the taxing jurisdiction for each of the years ended June 30:

	2009	2008	2007
Current income tax	$100,289	$45,520	$40,778
South Africa	50,092	44,330	40,778
United States	49,542	1,190	-
Other	655	-	-
Deferred taxation charge (benefit)	(1,460)	(931)	(805)
South Africa	(916)	(1,056)	812
United States	928	(61)	(1,259)
Other	(1,472)	186	(358)
Change in tax rate	(3,003)	(5,397)	-
Foreign tax credits generated – United States	(53,082)	-	(2,399)
Income tax provision	$42,744	$39,192	$37,574

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

15. INCOME TAXES (continued)

Income tax provision (continued)

A reconciliation of income taxes, calculated at the fully distributed South African income tax rate to the Company's effective tax rate, for the years ended June 30, 2009, 2008 and 2007 is as follows:

Income tax rate reconciliation			
Income taxes at fully distributed South African tax rates	34.55%	35.45%	36.89%
Permanent items	1.60%	0.02%	0.40%
Foreign tax credits	(40.09)%	-%	(2.57)%
Taxation on deemed dividends in the United States	41.58%	-%	-%
Movement in valuation allowance	(0.41)%	(0.11)%	2.38%
Prior year adjustments	(2.28)%	-%	-%
Change in tax rate	(2.29)%	(4.28)%	-%
Income tax provision	32.66%	31.08%	37.10%

On July 22, 2008 a change in the corporate rate of taxation for South African companies was promulgated reducing the enacted tax rate to 34.55% for the year ended June 30, 2009. On January 8, 2008, the Revenue Laws Second Amendment Act (Act 36 of 2007) ("Revenue Laws Act"), was promulgated in South Africa. The Revenue Laws Act included legislation to reduce the rate of STC from 12.50% to 10.00%, effective October 1, 2007 which resulted in an enacted tax rate of 35.45% for the year ended June 30, 2008. There were no changes to the enacted tax rate in the year ended June 30, 2007.

During the year ended June 30, 2009, Net1 submitted amended tax returns in the United States to amend the inclusion of so called sub-part F income. Net1 filed these amended returns based on the Company's management determining that its South African operations trade in a high tax jurisdiction, as defined under US tax rules. Accordingly, during the year ended June 30, 2009, the Company recorded the reversal of the utilization of net operating losses generated on or before June 30, 2007 and applied these net operating losses against taxable income in its June 30, 2008, tax return filed with the US tax authorities. In addition, some of these net operating losses generated on or before June 30, 2007, were applied against taxable income for the year ended June 30, 2009. The impact of these adjustments is reflected in the prior year adjustments in the reconciliation of income taxes for the year ended June 30, 2009.

Net1 included actual dividends received from New Aplitec as well as deemed dividends arising for the repayment of the B Class Preference Shares and A and B Class Loans from New Aplitec in its year ended June 30, 2009, taxation computation. Net1 applied net operating losses against this income. Net1 generated foreign tax credits as a result of the inclusion of the dividends in its taxable income. Net1 has applied certain of these foreign tax credits against its current income tax provision for the year ended June 30, 2009.

Deferred tax assets and liabilities

Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to the Company's deferred tax assets and liabilities as at June 30, and their classification, were as follows:

	2009	2008
Total deferred tax assets		
Net operating loss carryforwards	$2,837	$2,502
Provisions and accruals	1,941	2,453
FTS patent	1,834	1,987
Intangible assets	25,825	682
Foreign tax credits	8,385	2,399
Other	3,136	2,429
Total deferred tax assets before valuation allowance	43,958	12,452
Valuation allowances	(21,386)	(4,872)
Total deferred tax assets, net of valuation allowance	22,572	$7,580

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

15. INCOME TAXES (continued)

Deferred tax assets and liabilities (continued)

Total deferred tax liabilities:		
Intangible assets	$20,518	$7,769
STC liability, net of STC credits	31,381	26,820
FIN 48 related adjustments	-	426
Other	128	442
Total deferred tax liabilities	52,027	35,457
Reported as		
Current deferred tax assets	12,282	5,597
Long term deferred tax liabilities	41,737	33,474
Net deferred income tax liabilities	$29,455	$27,877

Increase in total deferred tax assets – intangible assets

Included in total deferred tax assets – intangible assets as of June 30, 2009, is an intangible asset related to license rights in BGS. The license rights previously held by BGS Switzerland were transferred to the BGS as of June 30, 2006, as a result of the liquidation of BGS Switzerland. These license rights are termed software for Austrian tax purposes and were valued for Austrian tax purposes based on previous license payments at €50.76 million in June 2006. The Company expects to amortize the license rights in its tax returns over a period of 15 years. Any unused amounts are not carried forward to the subsequent year of assessment. During the year ended June 30, 2009, BGS utilized approximately $0.7 million of these license rights against its taxable income and reversed $0.7 million of the deferred tax asset against goodwill – see note 10. As of June 30, 2009, the gross carrying value of this deferred tax asset is approximately $14.3 million.

Net1 Applied Technologies Austria Gmbh ("Net1Austria") generated tax deductible goodwill related to the acquisition of BGS in August 2008 of $4.2 million, net of a valuation allowance of $8.4 million, at exchange rates prevailing as of August 31, 2008. Under Austrian tax law Net1Austria can deduct up to 50% of the goodwill recognized, as defined under Austrian tax law, over a period of 15 years. Unused amounts are carried forward to subsequent years of assessment and are included in net operating loss carryforwards. During the year ended June 30, 2009, approximately $0.8 million was available for deduction against Net1 Austria taxable income. This amount was not used during the year ended June 30, 2009 and has been included in net operating loss carryforwards. As of June 30, 2009, the value of this goodwill deferred tax asset is approximately $11.3 million.

Increase in total deferred tax liabilities – intangible assets

A deferred tax liability was recognized at the Austrian statutory tax rate of 25% related to the intangible asset acquired – see notes 3 and 10. The carrying value of this deferred tax liability as of June 30, 2009, was $14.5 million.

Valuation allowance

At June 30, 2009, the Company had deferred tax assets of $22.6 million (2008: $7.6 million), net of the valuation allowance. Management believes, based on the weight of available positive and negative evidence it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowance. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

At June 30, 2009, the Company had a valuation allowance of $21.4 million (2008: $4.9 million) to reduce its deferred tax assets to estimated realizable value. The valuation allowances at June 30, 2009 and 2008, relate to net operating loss carryforwards (2009: $1.7 million, 2008: $2.5 million), the FTS patent (2009: $0.8 million, 2008: $1.4 million), intangible assets including tax deductible goodwill (2009: $17.5 million, 2008: $0) and other (2009: $1.4 million, 2008: $1.0 million).

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

15. INCOME TAXES (continued)

Deferred tax assets and liabilities (continued)

Net operating loss carryforwards and foreign tax credits

As of June 30, 2009, the Company had net operating loss carryforwards that will expire, if unused, as follows:

Year of expiration	US net operating loss carry forwards
2021	$189
2022	166
2023	282
2024	4,532
	$5,169

The foreign tax credits recognized as of June 30, 2008, were reversed as a result of the filing of the amended returns discussed above. During the year ended June 30, 2009, Net1 generated additional foreign tax credits related to the cash dividend received and deemed dividend for tax reporting purposes. Net1 has unused foreign tax credits of $8.4 million as of June 30, 2009, which its management believes will be utilized in future periods. The unused foreign tax credits generated expire after ten years in 2019.

Uncertain tax positions

As of June 30, 2009 and 2008, respectively the Company has unrecognized tax benefits of $1.1 million and 0.8 million, all of which would impact the Company's effective tax rate. The Company files income tax returns mainly in South Africa, Austria, the Russian Federation and in the US federal jurisdiction. As of June 30, 2009, the Company's South African subsidiaries are no longer subject to income tax examination by the South African Revenue Service for periods before June 30, 2005. The Company is subject to income tax in other jurisdictions outside South Africa, none of which are individually material to its financial position, statement of cash flows, or results of operations. The Company does not expect the change related to unrecognized tax benefits will have a significant impact on its results of operations or financial position in the next 12 months.

The Company increased its unrecognized tax benefits by $0.5 million during the year ended June 30, 2009. The following is a reconciliation of the total amounts of unrecognized tax benefits for the year ended June 30, 2009 and 2008:

	2009	2008
Unrecognized tax benefits - opening balance	$813	$496
Gross increases - tax positions in current period	510	417
Lapse of statute limitations	(272)	-
Foreign currency adjustment	9	(100)
Unrecognized tax benefits - closing balance	$1,060	$813

As of each of June 30, 2009 and 2008, the Company had accrued interest related to uncertain tax positions of approximately $0.1 million and on its balance sheet.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

16. EARNINGS PER SHARE

The entire consolidated net income of the Company was attributable to the shareholders of the Company comprising both the holders of Net1 common stock and the holders of linked units prior to the Company's listing on the JSE. As discussed in note 12, all of the remaining linked unit holders converted their linked units to common stock as a result of listing of all of the Company's common stock on the JSE and the linked units had the same rights and entitlements as those attached to common stock. As a result of the conversion of all the linked units, the entire consolidated net income of the Company is attributable to the holders of Net1 common stock.

As the linked units owned by holders were exchangeable for special convertible preferred stock at the ratio of 7.37:1, which was then converted to common stock at the ratio of 1:1, the basic earnings per share for the year ended June 30, 2008 and 2007, for the common stock and linked units are the same and is calculated by dividing the net income by the combined number (2008: 57.2 million; 2007: 56.9 million) of weighted average common stock (2008: 52.3 million; 2007: 51.3 million) and special convertible preferred stock (2008: 4.9 million; 2007: 5.6 million) in issue. Diluted earnings per share has been calculated to give effect to the number of additional common stock/ linked units that would have been outstanding if the potential dilutive instruments had been issued in each period. The calculation of diluted earnings per share for the year ended June 30, 2009 and 2008, includes the dilutive effect of a portion of the restricted stock awards granted to employees in August 2007 as these restricted stock awards are considered contingently issuable shares for the purposes of the diluted earnings per share calculation and as of June 30, 2009 and 2008, the vesting conditions in respect of a portion of the awards had been satisfied. The vesting conditions are discussed in note 14 – Stock-based compensation.

The weighted average number of outstanding shares presented below includes the common stock as well as the special convertible preferred stock, as the holders of special convertible preferred stock had the same rights and entitlements as those attached to the common stock.

The following tables detail the weighted average number of outstanding shares used for the calculation of earnings per share as of June 30, 2009, 2008 and 2007.

	2009	2008	2007
	'000	'000	'000
Weighted average number of outstanding shares of common stock and linked units–basic	55,953	57,237	56,936
Weighted average effect of dilutive securities: employee stock options	187	375	503
Weighted average number of outstanding shares of common stock and linked units – diluted	56,140	57,612	57,439

17. COMPREHENSIVE INCOME (LOSS)

The Company's comprehensive income (loss) consists of net income, fair value adjustments to equity securities and foreign currency translation gains and losses which, under GAAP, are excluded from net income. Total comprehensive income (loss) for each of the three years ended June 30, 2009 was:

	2009	2008	2007
Net income	$86,601	$86,695	$63,679
Fair value adjustment to available for sale securities	(1,611)	-	-
Foreign currency translation adjustments	(19,041)	(33,905)	5,848
	$65,949	$52,790	$69,527

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information:

The following table presents the supplemental cash flow disclosures for the years ended June 30, 2009, 2008 and 2007:

	2009	2008	2007
Cash received from interest	$20,375	$27,366	$16,139
Cash paid for interest	$7,982	$11,255	$11,462
Cash paid for income taxes	$52,520	$35,384	$29,520

Financing activities

Treasury shares, at cost presented on the Company's consolidated balance sheet as of June 30, 2009, includes 93,372 shares of the Company's common stock acquired for approximately $1.3 million which were paid for on July 1, 2009. The liability for this payment is included in accounts payable on the Company's consolidated balance sheet as of June 30, 2009.

As discussed in Note 13, during the years ended June 30, 2008 and 2007, the Company acquired 6,448 and 111,748 of the Company's common stock at $24.00 and $25.39 per share, respectively, from employees exercising stock options as a result of net share exercises under the terms of the option agreements. These shares are included in the share count and amount reflected as treasury shares issued on the consolidated balance sheet as of June 30, 2008 and 2007.

19. OPERATING SEGMENTS

The Company discloses segment information in accordance with FASB SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*, which requires companies to determine and review their segments as reflected in the management information systems reports that their managers use in making decisions and to report certain entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues.

The Company currently has four reportable segments: Transaction-based activities, Smart card accounts, Financial services and Hardware, software and related technology sales. Each segment, other than the Hardware, software and related technology sales segment, operates mainly within South Africa. The Company's reportable segments offer different products and services and require different resources and marketing strategies and share the Company's assets. The operations of BGS have been allocated to the Hardware, software and related technology sales segment.

The Transaction-based activities segment currently consists mainly of a state pension and welfare benefit distribution service provided to provincial governments in South Africa and transaction processing for retailers, utilities and banks. Fee income is earned based on the number of beneficiaries included in the government pay-file as well as from merchants and card holders using the Company's merchant retail application. In addition, utility providers and banks are charged a fee for transaction processing services performed on their behalf at retailers. This segment has individually significant customers that each provides more than 10% of the total revenue of the Company. For the year ended June 30, 2009, there were two such customers, providing 31% and 15% of total revenue (2008: three such customers, providing 31%, 16% and 10% of total revenue; 2007: three such customers, providing 31%, 17% and 11% of total revenue).

The Smart card accounts segment derives revenue from the provision of smart card accounts, as a fixed monthly fee per card is charged for the maintenance of these accounts.

The Financial services segment provides short-term loans as a principal and life insurance products on an agency basis and generates interest income and initiation and services fees. Interest income is recognized in the consolidated statement of operations as it falls due, using the interest method by reference to the constant interest rate stated in each loan agreement. The Company sold its traditional microlending business included in this segment on March 1, 2009. In addition, the Company has recorded a goodwill impairment of $1.8 million which was allocated to the Financial services segment during the year ended June 30, 2009. From March 1, 2009, the Financial services segment comprised only the Company's UEPS-based microlending business.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

19. OPERATING SEGMENTS (continued)

The Hardware, software-related and technology sales segment markets, sells and implements the UEPS as well as develops and provides Prism secure transaction technology, solutions and services. From September 1, 2008, the segment includes the operations of BGS, which comprise mainly hardware sales and licenses of the DUET system. The segment undertakes smart card system implementation projects, delivering hardware, software and business solutions in the form of customized systems. Sales of hardware, SIM cards, cryptography services, SIM card licenses and other software licenses are recorded within this segment. This segment also generates rental income from hardware provided to merchants enrolled in the Company's merchant retail application. Sales to SmartSwitch Nigeria Limited and the related taxation implications are not reflected in revenue to external customers, operating income, income taxation expense or net income after taxation presented in the tables below.

Corporate/Eliminations includes the Company's head office cost centers in addition to the elimination of inter-segment transactions.

The Company evaluates segment performance based on operating income. The following tables summarize segment information which is prepared in accordance with GAAP:

	June 30,		
	2009	2008	2007
Revenues			
Transaction-based activities	$148,399	$153,444	$139,006
Smart card accounts	29,576	35,914	34,562
Financial services	5,430	8,251	11,241
Hardware, software and related technology sales	63,417	56,447	39,159
Total	246,822	254,056	223,968
Inter-company Revenues			
Transaction-based activities	3,499	4,243	4,087
Smart card accounts	-	-	-
Financial services	-	-	-
Hardware, software and related technology sales	2,557	1,107	1,618
Total	6,056	5,350	5,705
Operating income			
Transaction-based activities	83,509	84,229	78,785
Smart card accounts	13,442	16,325	15,710
Financial services	(34)	1,935	3,351
Hardware, software and related technology sales	5,498	11,708	6,115
Corporate/ Eliminations	(8,980)	(3,811)	(7,085)
Total	93,435	110,386	96,876
Interest earned			
Transaction-based activities	-	-	-
Smart card accounts	-	-	-
Financial services	-	-	-
Hardware, software and related technology sales	-	-	-
Corporate/ Eliminations	20,290	27,411	16,413
Total	20,290	27,411	16,413
Interest expense			
Transaction-based activities	7,368	11,590	11,823
Smart card accounts	-	-	-
Financial services	-	-	1
Hardware, software and related technology sales	197	79	16
Corporate/ Eliminations	1,897	20	172
Total	$9,462	$11,689	$12,012

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

19. OPERATING SEGMENTS (continued)

	June 30, 2009	2008	2007
Depreciation and amortization			
Transaction-based activities	$4,461	$4,755	$4,959
Smart card accounts	-	-	-
Financial services	434	434	392
Hardware, software and related technology sales	11,020	4,312	4,343
Corporate/ Eliminations	1,167	1,321	1,356
Total	$17,082	$10,822	11,050
Income taxation expense			
Transaction-based activities	21,966	21,512	19,544
Smart card accounts	3,764	4,735	4,556
Financial services	702	559	971
Hardware, software and related technology sales	1,547	3,809	5,777
Corporate/ Eliminations	14,765	8,577	6,726
Total	42,744	39,192	37,574
Net income			
Transaction-based activities	54,179	51,942	47,418
Smart card accounts	9,678	11,592	11,154
Financial services	(711)	1,371	2,376
Hardware, software and related technology sales	3,905	7,797	273
Corporate/ Eliminations	19,550	13,993	2,458
Total	86,601	86,695	63,679
Expenditures for long-lived assets			
Transaction-based activities	3,161	2,774	3,093
Smart card accounts	-	-	-
Financial services	751	562	279
Hardware, software and related technology sales	858	227	373
Corporate/ Eliminations	-	-	-
Total	$4,770	$3,563	$3,745

The segment information as reviewed by the chief operating decision maker does not include a measure of segment assets per segment as all of the significant assets are used in the operations of all, rather than any one, of the segments. The Company does not have dedicated assets assigned to a particular operating segment. Accordingly, it is not meaningful to attempt an arbitrary allocation and segment asset allocation is therefore not presented.

It is impractical to disclose revenues from external customers for each product and service or each group of similar products and services.

Geographic Information

Revenues based on the geographic location from which the sale originated for the years ended June 30, are presented in the table below:

	2009	2008	2007
South Africa	$220,408	$238,905	$223,968
Europe	19,560	-	-
Rest of world	6,854	15,151	-
Total	$246,822	$254,056	$223,968

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

20. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases certain premises. At June 30, 2009, the future minimum payments under operating leases consist of:

Due within 1 year	$2,023
Due within 2 years	1,570
Due within 3 years	813
Due within 4 years	262
Due within 5 years	$-

Operating lease payments related to the premises and equipment were $4.1 million, $4.2 million and $4.0 million, respectively, for the years ended June 2009, 2008 and 2007, respectively.

Capital commitments

As of June 30, 2009 and 2008, the Company had outstanding capital commitments of approximately $0.04 million and $1.3 million, respectively.

Purchase obligations

As of June 30, 2009 and 2008, the Company had purchase obligations totaling $1.1 million and $6.9 million, respectively.

Guarantees

In 2001, Aplitec issued a guarantee of $3.2 million (R20 million) to Nedbank Limited, regarding the guarantee provided by Nedbank to the Eastern Cape provincial government. The guarantee was required by the provincial government to assure that Cash Paymaster Services (Proprietary) Limited, a wholly owned subsidiary of Aplitec, would perform under the contract for the provision of welfare grants to beneficiaries in the province. The maximum potential amount that Aplitec could pay is $2.5 million (R20 million), re-measured at the year end exchange rate of $1:ZAR7.88. This bank guarantee is in respect of the Company's own performance of the contract and the Company is not guaranteeing the performance of any other party.

Contingencies

The Company is subject to a variety of insignificant claims and suits that arise from time to time in the ordinary course of our business.

Management of the Company currently believes that the resolution of these matters, individually or in the aggregate, will not have a material adverse impact on our financial position or our results of operations.

21. SHORT-TERM FACILITIES

As of June 30, 2009, the Company had short-term facilities in South African Rand of approximately $63.4 million, translated at exchange rates applicable as of June 30, 2009. As of June 30, 2009 the overdraft rate on these facilities was 9.85%. In addition, BGS has short-term facilities of approximately $1.4 million, translated at exchange rates applicable as of June 30, 2009, with each of two of Austria's largest banks. These facilities are available to the Company. The interest rate applicable to these short-term facilities is negotiated when the facilities are utilized. As of June 30, 2009, the Company had utilized none of its South African short-term facilities. The Company's management believes its current short-term facilities are sufficient in order to meet its future obligations as they arise.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

21. SHORT-TERM FACILITIES (continued)

Short-term loan facility obtained to fund the BGS acquisition

The Company obtained a $110 million six month bank loan facility to fund the cash portion of the purchase price for the BGS acquisition. The Company was entitled to settle the full facility at any time during the six month period without incurring a prepayment penalty. During the year ended June 30, 2009, the Company utilized approximately $103 million of this facility to pay the cash portion of the purchase price, the $1.1 million facility fee and transaction-related costs. The interest rate charged on this facility was LIBOR plus 2.50%.

The Company pledged $25 million of its US dollar-denominated cash reserves and the A class shares and B class shares it owned in New Aplitec, as collateral security for the bank loan. The Company paid the lender an upfront facility fee of $1.1 million which was amortized over the period that the loan was outstanding. Included in interest income, net for year ended June 30, 2009, is $1.1 million related to the facility fee. On October 16, 2008, the Company used internally generated funds to repay the loan in full and all collateral security arrangements were terminated.

22. RELATED PARTY TRANSACTIONS

A South African trust was created in connection with the Aplitec transaction to hold the linked units. As described in note 12, as of October 16, 2008, the linked units ceased to exist. The Company does not have any interests in the trust nor does it have any involvement in the day-to-day operations of the trust. The Company paid the expenses of the trust which comprise mainly the administrative costs related to the conversion by linked unit holders to Net1 common stock. During the years ended June 30, 2009, 2008 and 2007, the Company incurred expenses of approximately $0.03 million, $0.1 million and $0.2 million, respectively, related to these administrative costs. In August 2009, the trustee of the trust received written confirmation from the Master of the Court that the trust had been deregistered.

23. FOREIGN EXCHANGE GAIN RELATED TO SHORT-TERM INVESTMENT

The Company entered into an asset swap arrangement (in the form of a $110 million 32-day call account instrument) in order to facilitate the short-term loan facility described in note 21, however this asset swap arrangement was not linked to the loan facility and did not require redemption on the same date as the repayment of the loan facility. The Company earned interest at a rate of one month US dollar London Interbank Offered Rate ("LIBOR") plus 0.25% on this instrument. The Company gave a call notice to the obligor on September 10, 2008, and the capital of $110 million (or ZAR 1,100.7 million) and interest on this instrument was repaid on October 16, 2008. The Company has realized a foreign exchange gain of approximately $26.7 million for the year ended June 30, 2009.

24. COSTS RELATED TO JSE LISTING

The Company completed its inward listing, a secondary listing, on the JSE Limited ("JSE") in South Africa on October 8, 2008. The Company did not issue any additional shares in connection with the listing, however, the listing did result in a trigger event which converted all of the Company's special convertible preferred stock to common stock (see note 12). The Company's selling, general and administration expense includes the costs incurred related to the listing on the JSE.

The table below presents the costs incurred in connection with JSE listing during the year ended June 30, 2009:

	June 30, 2009
Advisory fee to sponsor	$122
Legal fees	174
Regulatory and filing fees	93
Printing	47
Accounting fees	27
Other	32
Total costs related to JSE listing	$495

25. UNAUDITED QUARTERLY RESULTS

The following tables contain selected unaudited consolidated statements of income for each quarter of fiscal 2009 and 2008:

	Three months ended				
	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Total YTD
	(In thousands except per share data)				
Revenue	$61,621	$55,878	$61,388	$67,935	$246,822
Operating income	22,479	20,873	22,805	27,278	93,435
Net income	18,216	14,379	27,762	26,244	86,601
Earnings per share (common stock and linked units [1])					
Basic earnings per share, in $	0.33	0.26	0.49	0.46	1.55
Diluted earnings per share, in $	$0.33	$0.26	$0.49	$0.45	$1.54

(1) – the remaining linked units were converted to common stock in October 2008.

	Three months ended				
	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Total YTD
	(In thousands except per share data)				
Revenue	$62,231	$63,066	$68,500	$60,259	$254,056
Operating income	27,604	28,650	28,226	25,906	110,386
Net income	21,482	26,967	20,318	17,928	86,695
Earnings per share (common stock and linked units)					
Basic earnings per share, in $	0.38	0.47	0.36	0.31	1.52
Diluted earnings per share, in $	$0.38	$0.47	$0.35	$0.31	$1.50

26. SUBSEQUENT EVENTS

On July 28, 2009, the Company repurchased an aggregate of 9,221,526 shares of its common stock from two shareholders, who originally acquired their shares in connection with the Aplitec transaction. The purchase price was $13.50 (ZAR 105.98) per share and was paid from the Company's cash reserves in ZAR for an aggregate purchase price of $124.5 million (ZAR 977.3 million).

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NET1

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Net 1 UEPS Technologies, Inc.
P O Box 2424, Parklands, 2121, South Africa
Tel: + 27 11 343 2000 Fax: +27 11 880 7080
Web: www.net1.com